Filed Pursuant to Rule 424(b)(1)
Registration No. 333-61465
PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED FEBRUARY 5, 1999

$125,000,000

Thomas & Betts Corporation

7.25% Notes due 2013

         We will pay interest on the notes each June 1 and December 1. The first interest payment will be made on December 1, 2003. The notes will mature on June 1, 2013. We cannot redeem the notes before June 1, 2008, except that, subject to the conditions described in this prospectus supplement, at any time before June 1, 2006 we may redeem up to 35% of the originally issued principal amount of the notes with money that we raise in certain equity offerings at a redemption price equal to 107.25% of the principal amount of those notes plus accrued interest. We also have the option to redeem some or all of the notes at any time and from time to time on or after June 1, 2008 at the prices set forth in this prospectus supplement plus accrued interest. Some of the covenants and other terms in the indenture governing the notes, including your right to require us to repurchase the notes, will no longer apply if the notes become rated investment grade by both Moody’s and S&P. See “Description of the Notes” for a complete description of the terms of the notes.

      The notes will be our senior unsecured obligations and will rank equal in right of payment with all of our existing and future senior unsecured indebtedness. The notes will be effectively junior to all of our secured obligations to the extent of any collateral securing those obligations and junior to indebtedness held by creditors of our subsidiaries to the extent described in this prospectus supplement.

      Interest on the notes will be paid on the basis of a 360-day year comprised of twelve 30-day months. The notes are initially being offered in the principal amount of $125 million. We may, without the consent of the holders, increase such principal amount in the future, on the same terms and conditions and with the same CUSIP number as the notes being offered hereby.

      Investing in the notes involves risks. See “Risk Factors” on page S-11.

		Underwriting
	Price to	Discounts and
	Public(1)	Commissions	Proceeds to Us

Per note	100.00%	1.30%	98.70%
Total	$125,000,000	$1,625,000	$123,375,000

(1)	Plus accrued interest, if any, from May 27, 2003.

      Delivery of the notes in book-entry form only will be made on or about May 27, 2003.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Credit Suisse First Boston

Wachovia Securities

Banc of America Securities LLC

The date of this prospectus supplement is May 21, 2003.

ABOUT THIS PROSPECTUS SUPPLEMENT
WHERE YOU CAN FIND MORE INFORMATION
FORWARD-LOOKING STATEMENTS
PROSPECTUS SUPPLEMENT SUMMARY
Use of Non-GAAP Financial Measures
RISK FACTORS
USE OF PROCEEDS
CAPITALIZATION
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
DESCRIPTION OF OUTSTANDING INDEBTEDNESS
DESCRIPTION OF THE NOTES
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
AVAILABLE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
USE OF PROCEEDS
DESCRIPTION OF DEBT SECURITIES
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS

     You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document is only accurate as of the date of this document.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

      This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the offering of the notes and certain information relating to us and our business. The second part is the accompanying prospectus, which describes more general information, some of which may not apply to the notes.

      If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

      This prospectus supplement and the accompanying prospectus are part of a registration statement on Form S-3 filed by us with the Securities and Exchange Commission, or the “SEC,” under the Securities Act of 1933, or the “Securities Act.” We also file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file with the SEC at the Public Reference Room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site at http://www.sec.gov, from which interested persons can electronically access the registration statement, including any exhibits and schedules thereto. You can also inspect reports, proxy statements and other information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      The SEC allows us to “incorporate by reference” the information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus supplement, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us and our financial condition.

      The following documents listed below that we have previously filed with the SEC (Commission File Number: 1-4682) are incorporated by reference:

•	Our Annual Report on Form 10-K for the fiscal year ended December 29, 2002 filed March 13, 2003 (including the portions of the proxy statement for our annual meeting of stockholders held on May 7, 2003 incorporated by reference therein).

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 30, 2003, filed May 13, 2003.

•	Our Current Reports on Form 8-K filed, pursuant to Item 5 of Form 8-K, on February 18, 2003 and May 12, 2003.

      Our Current Reports on Form 8-K containing only Regulation FD disclosure furnished under Item 9 or Item 12 of Form 8-K are not incorporated herein by reference.

      All documents filed by us under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, or the “Exchange Act,” from the date of this prospectus supplement and prior to the termination of the offering of the notes shall also be deemed to be incorporated in this prospectus supplement by reference.

      You may obtain any of the filings incorporated by reference in this prospectus supplement through us or from the SEC through the SEC’s web site or at the addresses listed above. We will provide without charge to each person to whom a copy of this prospectus supplement has been delivered, upon the written or oral request of such person, a copy of any or all of the documents which are incorporated in this prospectus supplement by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to J. N. Raines, Secretary, Thomas & Betts Corporation, 8155 T&B Boulevard, Memphis, Tennessee 38125 (Telephone: (901) 252-5000).

S-ii

FORWARD-LOOKING STATEMENTS

      Some of the statements contained in this prospectus supplement and the accompanying prospectus, other than statements of historical fact, are forward-looking statements. Statements that contain words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “continue,” “should,” “could,” “may,” “plan,” “project,” “predict,” “will” or similar expressions are forward-looking statements. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and involve unknown risks and uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking statements.

      Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors:

•	continued economic weakness or recession in the U.S. or our other main markets, including Canada and Europe;

•	significant changes in governmental policies which could create trade restrictions, patent enforcement issues, adverse tax-rate changes and changes to tax treatment of items such as tax credits, withholding taxes, transfer pricing and other income and expense recognition for tax purposes, including changes in taxation of income generated in Puerto Rico;

•	changes in environmental regulations and projected remediation technology advances that could impact expectations of remediation expenses;

•	undiscovered liabilities arising from past acquisitions and dispositions of businesses;

•	realization of deferred tax assets, which is dependent upon generating sufficient taxable income prior to their expiration and our tax planning strategies;

•	availability and pricing of commodities and raw materials, especially steel, needed for the production of our products;

•	changes in customer demand for various Thomas & Betts products that could affect our overall product mix, margins, plant utilization levels and asset valuations;

•	simultaneous changes in creditworthiness of several major customers;

•	unexpected liabilities resulting from legal matters, pending or future tax examinations and risks associated with the coverage and cost of insurance;

•	recoverability of goodwill and other long-lived assets, which could be impacted if estimated future operating cash flows are not achieved; and

•	impact of interest rate changes and market volatility on earnings, cash flows, investments, derivatives and our borrowings and on investments held in our retirement plans.

S-iii

PROSPECTUS SUPPLEMENT SUMMARY

      This summary may not contain all of the information that may be important to you. You should read this entire prospectus supplement, the accompanying prospectus and those documents incorporated by reference into this document, including the risk factors and the financial data and related notes, before making an investment decision. For the purposes of this prospectus supplement, unless otherwise indicated, the terms “we,” “us,” “our” and “T&B” refer to Thomas & Betts Corporation, including all of its subsidiaries and affiliates.

Business Overview

      Thomas & Betts Corporation is a leading manufacturer of connectors and components for industrial and commercial electrical applications. Secondary businesses include the design and manufacture of steel structures used primarily for utility transmission and distribution; components and accessories used in the installation of cable television, broadband and telephone systems; and industrial heating units (HVAC).

      Our primary geographic markets are North America, Europe and, to a lesser extent, Asia. Due to varying regulatory requirements and electrical standards, products designed and manufactured for U.S. or Canadian markets may not be suitable for use in other countries, necessitating additional time and resources for us to expand geographically.

      Our primary channel to market for electrical, communications and heating products is through distribution. Electrical products sold to original equipment manufacturers and for industrial maintenance, repair and operation are sold direct to the end user, as are steel structures used in utility markets and certain products sold to cable television system operators. Overall, approximately 75% of our products are sold through distribution.

      We classify our business segments based on a combination of product lines and channels to market. Our segments include: electrical, steel structures, communications and HVAC.

Electrical Segment (76.2% of 2002 consolidated net sales)

      Our electrical segment designs, manufactures and markets connectors, components and related products for industrial, commercial and utility construction and renovation; industrial maintenance, repair and operation; and industrial original equipment manufacturing (OEM), primarily in North America and Europe.

      We offer one of the industry’s broadest product portfolios with more than 30,000 products sold under a variety of well-known brand names. Our products include: fittings and accessories for electrical raceways; fastening products, such as plastic and metallic ties for bundling wire, and flexible tubing; connectors, such as compression and mechanical connectors for high-current power and grounding applications; indoor and outdoor switch and outlet boxes, covers and accessories; floor boxes; metal framing used as structural supports for conduits, cable tray and electrical enclosures; hazardous location lighting; safety switches; and other products, including insulation products, wire markers and application tooling products. Many of our brands hold a number-one or number-two market position with key end-user audiences, such as contractors, electricians and engineers.

      The majority of our electrical products are sold through a well-balanced mix of major distributor chains, buying groups comprised of independent distributors and do-it-yourself retail centers. We have strong relationships with our distributors as a result of over 100 years of leadership in the industry, our deeply rooted philosophy of managing distributor relations as a partnership focused on mutual growth, the breadth and quality of our product offering and our industry-leading service capabilities. In OEM and utility markets, the majority of products are sold directly to the end user.

      Demand for electrical products follows general economic conditions and is sensitive to activity in the construction market, industrial production levels and spending by utilities for replacements, expansions and efficiency improvements.

Steel Structures Segment (9.6% of 2002 consolidated net sales)

      The steel structures segment designs, manufactures and markets tubular steel transmission and distribution poles and lattice steel towers marketed under the MeyerTM and LehighTM brand names and used primarily by North American utilities for transmission and distribution. The major customers for these products are: investor-owned utilities; cooperatives, which purchase power from utilities and manage its distribution to end users; and municipal utilities. To a much smaller degree, cable television operating and telephone companies may be customers.

      We have strong alliances with many of North America’s largest utilities. As a result of these alliances and our strong engineering and project management capabilities, we are the market leader for steel structures used for utility transmission and distribution in North America.

      Demand for steel structures closely follows capital investment by utilities to expand the transmission grid and to replace aging wood poles or structures damaged by severe weather.

Communications Segment (6.6% of 2002 consolidated net sales)

      Our communications segment designs and manufactures components, subsystems and accessories used to construct, maintain and repair cable television (CATV) and telecommunications networks. Although North America accounts for the majority of the segment’s sales, the products are generally designed to an international standard and may be sold in other geographic regions.

      Our communications product offering includes: CATV drop hardware; radio frequency connectors; aerial, pole, pedestal and buried splice enclosures; connectors; encapsulation and sheath repair systems; and cable ties. Increasingly, these products are sold directly to CATV system operators as well as through telecommunications and CATV distributors. Components are sold under a variety of our brand names, most notably LRC®, Diamond-Sachs® and Kold-N-Klose®.

HVAC Segment (7.6% of 2002 consolidated net sales)

      Our HVAC segment designs and manufactures heating and ventilation products used for commercial and industrial applications, such as warehouses, greenhouses and gymnasiums. Products include gas, oil and electric unit heaters, gas-fired duct furnaces, indirect and direct gas-fired make-up air heaters, infrared heaters and evaporative cooling and heat recovery products. These products are sold primarily on an exclusive basis with HVAC, mechanical and refrigeration distributors throughout North America and Europe. Our Reznor® and E.K. Campbell brand names are known internationally for quality and innovative engineering.

Competitive Strengths

      We believe that the following factors have contributed to our success.

•	Broad product portfolio anchored with strong brands. We are one of three major broad-line electrical products suppliers in the U.S. We offer approximately 30,000 items and, in most cases, hold a number-one or number-two market position in brand preference among key end-users. Over the course of the past two years, we have strategically pruned our product offering and realigned our pricing structure to ensure that we offer “must have” products to meet demand. Distributor and in-house sales incentive programs are also designed to encourage a profitable mix of sales.

•	Industry-leading customer service. Our state-of-the-art one million square foot distribution center in Byhalia, Mississippi allows us to offer “one-order, one-shipment, one-invoice” service for the majority of our electrical products. This service is unique in the industry and, for our distributors, means lower transaction costs and working capital requirements.

•	Strong partnerships with leading distributors. We have historically had very strong relationships with distributors as a result of over 100 years of leadership in the industry; our deeply rooted philosophy of managing distributor relations as a partnership focused on mutual growth; the breadth and quality of our product offering; our industry-leading service capabilities; and our impressive history of industry “firsts” and product innovation.

•	Leaner manufacturing base. In 2002, we substantially completed a manufacturing consolidation and efficiency program. This affected approximately two-thirds of our total manufacturing operations, including all electrical products manufacturing operations in the U.S., Europe and Mexico. The program had three primary components: consolidating manufacturing capacity, improving processes and investing in tooling and equipment.

•	Strong working capital management and controls. We actively manage working capital to minimize the duration of our cash conversion cycle. Our centralized distribution capability allows us to reduce inventories while improving the management of our billing and collection process. We believe that our collection management process is one of the strongest in the industry.

•	Strong and experienced management team. The senior management team, which has been together since October 2000, returned T&B to operating profitability in the fourth quarter of 2002 following the implementation of a comprehensive turnaround program that spanned more than two years. T. Kevin Dunnigan, who began his career with T&B in 1962 in sales and rose to become chairman in 1992, re-assumed the role of chief executive officer and chairman in August 2000 after spending five years in retirement. Dominic J. Pileggi, president and chief operating officer, spent 16 years with T&B before leaving in 1995 to head a manufacturing enterprise in a related industry. Mr. Pileggi returned to the company in October 2000 to lead the turnaround in the electrical segment. John P. Murphy joined us in March 2000 as chief financial officer and was instrumental in initiating the turnaround.

Business Strategy

      Our focus is on maintaining recent operational improvements, while continuing to strengthen and advance our marketing and product development capabilities.

•	Continue to improve our operational efficiency. Although we have not fully realized the full extent of savings from the manufacturing consolidation program due to low sales volume levels, we continue to seek additional cost reduction and productivity improvements throughout our manufacturing and distribution network. To this end, plants in all of our businesses are in the process of adopting lean manufacturing techniques, and we continue to explore additional opportunities for margin expansion. Our goal is to achieve a sustainable gross margin of greater than 30% (our 2002 gross margin was 24.6%) and a selling, general and administrative expense margin below 20% (21% in 2002).

•	Strengthen and enhance new product research and development. With currently over 30,000 products, we have a long history of leadership in product innovation in the electrical industry. In recent years, engineering resources had been diverted away from traditional new product development to cost reduction and e-commerce initiatives. We are in the process of refocusing and enhancing these resources to regain leadership in new product innovation. We spend approximately 1.4% of sales on R&D, which we believe is customary for our industry. Our focus is to create proprietary, patent-protected products which lower the cost of installation for the end-user customer. We hold over 1,300 active patent registrations and applications worldwide and over 1,400 trademarks.

•	Build market share across our product lines. We are focused on using our strong distribution channels, superior customer service, recognizable brand names and product innovation to continue growing market share in all of our segments. While we are a leader in many product segments, we believe our overall market share has potential for growth given the large number of niche competitors.

•	Maintain conservative capital structure. We are focused on prudent financial management and maintain a high level of available liquidity in the form of cash, cash equivalents and marketable securities and committed back-up facilities. As of March 30, 2003, we had approximately $170 million of cash, cash equivalents and marketable securities as compared to $565 million of debt. Following the repayment of our 8.25% Notes due 2004, we will have no significant maturities until January 2006. We are also in the process of renegotiating and expanding our existing U.S.$100 million secured revolving credit facility, as described below, which will be undrawn at closing.

Recent Developments

      In April 2003, we executed a term sheet with Wachovia Bank, N.A., as described under “Description of Outstanding Indebtedness — The Secured Debt — New Credit Agreement” below, pursuant to which Wachovia will use its best efforts to arrange a new secured U.S. credit facility agreement before our existing $100 million committed revolving credit facility expires in November 2003. At the time a new U.S. credit facility is executed, we plan to terminate our asset securitization program. During negotiation of the new credit facility agreement, we will seek additional availability than that which currently exists under our senior secured credit facility.

      On April 1, 2003, we announced that we had agreed to a settlement with the SEC concerning matters that had been under investigation since September 2000 following our announcement of our intention to restate our financials in August 2000. In the settlement, we consented, without admitting or denying the SEC’s allegations, to the entry of a Final Judgment of Permanent Injunction and Other Relief that permanently enjoins us from violating certain provisions of the federal securities laws requiring the filing of accurate periodic reports with the SEC, the maintenance of proper books and records, and the implementation of adequate internal accounting and control procedures. The SEC did not allege fraud charges or assess a monetary penalty against us.

Corporate Information

      We have been in business for over 100 years since our establishment in 1898, and began our manufacturing operations in 1917. We are incorporated in Tennessee. Our corporate offices are maintained at 8155 T&B Boulevard, Memphis, Tennessee 38125, and our telephone number at that address is 901-252-5000. Our web site address is www.tnb.com. The information on our web site is not part of this prospectus supplement.

The Offering

Issuer	Thomas & Betts Corporation

Securities Offered	7.25% Notes due 2013. The notes are initially being offered in the principal amount of $125,000,000. We may, without the consent of the holders, increase such principal amount in the future on the same terms and conditions and with the same CUSIP numbers as the notes being offered by this prospectus supplement.

Maturity Date	June 1, 2013.

Interest Payment Dates	Interest on the notes will accrue from the date of their issuance at an annual rate equal to 7.25% and will be payable in cash semi-annually in arrears on each June 1 and December 1, beginning December 1, 2003.

Ranking	The notes will be senior unsecured obligations of T&B and will rank equal in right of payment with all of our existing and future senior unsecured indebtedness. The notes will be effectively junior to indebtedness under our senior secured credit facilities to the extent described under “Description of Outstanding Indebtedness” and to any of our other secured indebtedness, in each case to the extent of any collateral securing those obligations, and senior to any of our subordinated indebtedness. The notes will also be effectively junior to indebtedness held by creditors of our subsidiaries to the extent described in this prospectus supplement. At March 30, 2003, after giving effect to this offering and the use of the proceeds therefrom, the aggregate principal amount of our outstanding senior indebtedness would have been approximately $565 million, including zero of secured debt.

Optional Redemption	We cannot redeem the notes prior to June 1, 2008, except that at any time (which may be more than once) before June 1, 2006 we can choose to redeem up to 35% of the originally issued principal amount of the notes with money that we raise in certain equity offerings, as long as:

• we pay to holders of the notes a redemption price of 107.25% of the principal amount of the notes we redeem plus accrued interest;

• we redeem the notes within 60 days of completing the related equity offering; and

• at least 65% of the originally issued principal amount of the notes remains outstanding afterwards.

We also have the option at any time after June 1, 2008 to redeem any of the notes at any time at the redemption prices described in “Description of the Notes — Optional Redemption” plus accrued interest.

Mandatory Redemption	None.

Change of Control	If we experience a change of control at any time before the notes are rated investment grade by Moody’s and S&P for a continuous period of at least 30 days, you may require us to repurchase some or all of your notes at 101% of their principal amount, plus accrued interest to the date of repurchase. See “Description of the Notes — Change of Control Offer.”

Restrictive Covenants	Unless Moody’s and S&P have both rated the notes investment grade for a continuous period of at least 30 days, the indenture governing the notes will limit or restrict our ability and our subsidiaries’ ability to:

• incur indebtedness or issue preferred stock of our subsidiaries;

• make restricted payments, including dividends, other distributions and investments;

• in the case of our subsidiaries, create or permit to exist dividend or payment restrictions with respect to us; and

• sell assets or subsidiary stock.

If Moody’s and S&P have both rated the notes investment grade for a continuous period of at least 30 days, the above limitations will not apply to the notes, but we will continue to be subject to restrictions on our ability to enter into sale and leaseback transactions and on the ability of certain of our subsidiaries to incur indebtedness. If the notes are subsequently downgraded to, or otherwise become, non-investment grade, the indenture covenants previously released will not be reinstated.

The indenture will contain covenants that, among other things, will limit, whether or not the notes have been rated investment grade at any time by both Moody’s and S&P, our ability and the ability of our subsidiaries to:

• incur or permit to exist certain liens; and

• sell all or substantially all of our assets or merge with or into other companies.

The indenture will also, among other things, require us to provide reports to holders of the notes.

These covenants are subject to important exceptions and qualifications, which are described under the heading “Description of the Notes” in this prospectus supplement.

Use of Proceeds	We intend to use the net proceeds from this offering to repay our 8.25% Notes due 2004. Our U.S. revolving credit facility, as amended, contains, and our proposed new credit facility will contain, certain conditions to borrowing, which in the case of our U.S. revolving credit facility includes, and in the case of our proposed new credit facility may include, a requirement for us to place into escrow an amount equal to the net proceeds of this offering until such time as our 8.25% Notes due 2004 are repaid.

Risk Factors

      See the section entitled “Risk Factors” beginning on page S-11 of this prospectus supplement for a discussion of certain factors you should consider carefully before deciding to invest in the notes.

SUMMARY CONSOLIDATED FINANCIAL DATA

      The following table sets forth summary consolidated financial data as of the dates and for the periods presented. You should read the following information in conjunction with our consolidated financial statements and the related notes included herein.

							For the Three
	For the Year Ended						Months Ended

	January 2,		December 31,	December 30,	December 29,		March 31,	March 30,
	2000(a)		2000(b)	2001(c)	2002(d)		2002(e)	2003

	(Dollars in thousands)
Statement of Operations Data:
Net sales	$1,873,659		$1,756,083	$1,497,491	$1,345,857		$342,051	$311,482
Cost of sales	1,408,841		1,488,653	1,179,764	1,014,242		258,272	226,406

Gross margin	464,818		267,430	317,727	331,615		83,779	85,076
Gross margin — % of net sales	24.8%		15.2%	21.2%	24.6%		24.5%	27.3%
Selling, general and administrative	377,731		462,404	341,047	282,332		72,596	72,932
Selling, general and administrative — % of net sales	20.2%		26.3%	22.8%	21.0%		21.2%	23.4%
Impairment charges on long-lived assets	—		33,371	83,281	1,236		—	—
Provision (recovery) — restructured operations	(1,486)		(2,815)	11,666	1,656		1,265	—

Earnings (loss) from operations	88,573		(225,530)	(118,267)	46,391		9,918	12,144
Income from unconsolidated companies	18,618		15,001	2,199	2,593		702	854
Interest expense — net	(46,644)		(47,894)	(41,900)	(35,225)		(10,899)	(8,280)
Other (expense) income — net	6,683		9,035	(29,071)	(15,969)		(759)	(603)

Earnings (loss) before income taxes	67,230		(249,388)	(187,039)	(2,210)		(1,038)	4,115
Income tax provision (benefit)	(23,891)		(70,702)	(48,162)	6,002		10,609	(889)

Net earnings (loss) from continuing operations before cumulative effect of an accounting change	91,121		(178,686)	(138,877)	(8,212)		(11,647)	5,004
Cumulative effect of an accounting change	—		—	—	(44,815)		(44,815)	—
Earnings from discontinued operations — net	21,135		14,724	—	—		—	—
Gain (loss) on sale of discontinued operations, net of tax	—		138,130	(7,513)	—		—	—

Net earnings (loss)	$112,256		$(25,832)	$(146,390)	$(53,027)		$(56,462)	$5,004

Other Data:
Ratio of earnings to fixed charges(f)	1.7	x	—(g )	—(h )	1.0	x(i)	—(j )	1.3	x

	As of

	January 2,	December 31,	December 30,	December 29,	March 30,
	2000	2000	2001	2002	2003

	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$69,640	$207,331	$234,843	$177,994	$117,040
Marketable securities	14,217	11,344	6,982	65,863	53,186
Total assets	2,448,124	2,085,696	1,761,610	1,619,756	1,571,434
Long-term debt including current maturities	924,107	676,008	672,037	625,108	564,727
Total shareholders’ equity	1,015,800	904,568	683,285	624,136	639,116

(a)	During the year ended January 2, 2000, results were positively impacted by a $16 million acquisition termination fee received.

(b)	During the year ended December 31, 2000, we recorded impairment, restructuring and other charges totaling $60 million, which related primarily to our management’s re-evaluation of the strategic importance of a number of product lines and the conclusion that some of those product lines would be disposed of by sale or otherwise. See note 5 in the notes to our consolidated financial statements included herein. Additionally, the results for this year were positively impacted by a $15 million settlement received for a trade secret and trade dress infringement lawsuit. See note 14 in the notes to our consolidated financial statements included herein.

(c)	During the year ended December 30, 2001, we recorded impairment, restructuring and other charges totaling $110 million, which related primarily to the 2001 manufacturing efficiency and consolidation program and our management’s determination in 2001 that certain product lines in the communications segment were non-strategic and were reclassified to assets held for sale. See note 5 in the notes to our consolidated financial statements included herein. Additionally, the results for this year were negatively impacted by a $27 million settlement of a patent infringement lawsuit. See note 14 in the notes to our consolidated financial statements included herein.

(d)	During the year ended December 29, 2002, we recorded impairment, restructuring and other charges totaling $36 million, which related primarily to the 2001 manufacturing efficiency and consolidation program. See note 5 in the notes to our consolidated financial statements included herein. Additionally, the results for this year were negatively impacted by a $19 million settlement of a consolidated class-action shareholder lawsuit. See note 14 in the notes to our consolidated financial statements included herein.

(e)	During the three months ended March 31, 2002, we recorded impairment, restructuring and other charges totaling $12 million, which related primarily to the 2001 manufacturing efficiency and consolidation program. See note 8 in the notes to our condensed consolidated financial statements included herein.

(f)	For purposes of computing the ratio of earnings to fixed charges, earnings include pre-tax earnings from continuing operations before income taxes, interest expense, amortization of debt expense, the estimated interest factor in rent expense and adjustments for undistributed earnings from less-than-50-percent-owned entities. Fixed charges include interest expense, amortization of debt expense and the estimated interest factor in rent expense.

(g)	Earnings were insufficient to cover fixed charges for the year ended December 31, 2000 by $251,490.

(h)	Earnings were insufficient to cover fixed charges for the year ended December 30, 2001 by $187,129.

(i)	Earnings were insufficient to cover fixed charges for the year ended December 29, 2002 by $2,050.

(j)	Earnings were insufficient to cover fixed charges for the quarter ended March 31, 2002 by $1,729.

Use of Non-GAAP Financial Measures

      EBITDA is a non-standard financial measure under generally accepted accounting principles, or “GAAP,” equal to net earnings (loss) from continuing operations before cumulative effect of an accounting change, the most directly comparable GAAP financial measure, plus interest expense — net, income tax provision (benefit) and depreciation and amortization. For comparability, earnings is defined as net earnings (loss) from continuing operations before cumulative effect of an accounting change which is consistent with information required under Regulation S-K Item 301, “selected financial data,” provided elsewhere herein. Such earnings amounts do not include (1) a $45 million non-cash impairment charge reflecting the cumulative effect of adopting a new accounting standard in 2002, (2) an $8 million net loss in 2001 and a $138 million net gain in 2000 on the sale of discontinued operations and (3) $15 million of net earnings in 2000 and $21 million of net earnings in 1999 from discontinued operations. We have presented EBITDA because we use it to monitor compliance with certain financial covenants in our senior secured credit facilities. Therefore, we believe that EBITDA provides useful information to our investors regarding our performance and overall results of operations. EBITDA is not intended to be a performance measure that should be regarded as an alternative to, or more meaningful than, net earnings (loss) from continuing operations before cumulative effect of an accounting change, as an indicator of operating performance, or to the statement of cash flows as a measure of liquidity. In addition, EBITDA is not intended to represent funds available for reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The EBITDA measure presented in this prospectus supplement may not be comparable to similarly titled measures presented by other companies. Reconciliation of net earnings (loss) from continuing operations before cumulative effect of an accounting change to EBITDA is provided below:

					As of or For the Three
	As of or For the Year Ended				Months Ended

	January 2,	December 31,	December 30,	December 29,	March 31,	March 30,
	2000(a)	2000(b)	2001(c)	2002(d)	2002(e)	2003

	(In millions)
Net earnings (loss) from continuing operations before cumulative effect of an accounting change	$91	$(179)	$(139)	$(8)	$(12)	$5
Plus:
Interest expense — net	47	48	42	35	11	8
Income tax provision (benefit)	(24)	(71)	(48)	6	11	(1)
Depreciation and amortization	93	100	83	50	14	12

EBITDA	$207	$(102)	$(62)	$83	$24	$24

(a)	During the year ended January 2, 2000, results were positively impacted by a $16 million acquisition termination fee received.

(b)	During the year ended December 31, 2000, we recorded impairment, restructuring and other charges totaling $60 million, which related primarily to our management’s re-evaluation of the strategic importance of a number of product lines and the conclusion that some of those product lines would be disposed of by sale or otherwise. See note 5 in the notes to our consolidated financial statements included herein. Additionally, the results for this year were positively impacted by a $15 million settlement received for a trade secret and trade dress infringement lawsuit. See note 14 in the notes to our consolidated financial statements included herein.

(c)	During the year ended December 30, 2001, we recorded impairment, restructuring and other charges totaling $110 million, which related primarily to the 2001 manufacturing efficiency and consolidation program and our management’s determination in 2001 that certain product lines in the communications segment were non-strategic and were reclassified to assets held for sale. See note 5 in the notes to our consolidated financial statements included herein. Additionally, the results for this year were negatively impacted by a $27 million settlement of a patent infringement lawsuit. See note 14 in the notes to our consolidated financial statements included herein.

(d)	During the year ended December 29, 2002, we recorded impairment, restructuring and other charges totaling $36 million, which related primarily to the 2001 manufacturing efficiency and consolidation program. See note 5 in the notes to our consolidated financial statements included herein. Additionally, the results for this year were negatively impacted by a $19 million settlement of a consolidated class-action shareholder lawsuit. See note 14 in the notes to our consolidated financial statements included herein.

(e)	During the three months ended March 31, 2002, we recorded impairment, restructuring and other charges totaling $12 million, which related primarily to the 2001 manufacturing efficiency and consolidation program. See note 8 in the notes to our condensed consolidated financial statements included herein.

RISK FACTORS

      You should carefully consider the following risks and all of the information set forth in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference before investing in the notes.

Risks Related to Our Business

The agreements governing some of our financing, including the indenture governing the notes, contain various covenants and restrictions that limit the discretion of our management in operating our business and could prevent us from engaging in some activities that may be beneficial to our business.

      The indenture governing the notes contains various covenants and restrictions that, in certain circumstances, limit our ability and the ability of our subsidiaries to:

•	grant liens on assets;

•	make restricted payments (including paying non-stock dividends on capital stock, redeeming or purchasing capital stock or early repayment of subordinated indebtedness);

•	make investments or acquisitions; or

•	merge, consolidate or transfer all or substantially all of our assets.

      In addition to the foregoing covenants, our financing agreements also contain covenants that require us to maintain specified financial ratios and satisfy financial tests and that limit our ability to incur additional indebtedness and make capital expenditures. As a result of these covenants and restrictions, we are limited in how we conduct our business and we may be unable to raise additional debt, compete effectively or take advantage of new business opportunities.

Substantial defaults by our customers on our accounts receivable, or the deterioration of the credit quality of a significant number of our customers, could have a significant negative impact on our financial condition, results of operations and liquidity.

      A significant portion of our working capital consists of accounts receivable from customers. If customers responsible for a significant amount of accounts receivable become insolvent or otherwise unable to pay for products and services, or become unwilling or unable to make payments in a timely manner, our operating results and financial condition could be adversely affected. If the current economic slowdown becomes more pronounced or lasts longer than currently expected, it could have an adverse effect on the servicing of these accounts receivable, which could result in longer payment cycles, increased collection costs and defaults in excess of management’s expectations. A significant deterioration in our ability to collect on accounts receivable could also impact the cost or availability of financing under our accounts receivable securitization program. Although we are not dependent on any one customer for more than 10% of our sales, deterioration in the credit quality of a large number of our customers could have a material adverse effect on our results of operations and financial condition.

Economic conditions may adversely affect our performance.

      The success of our business is directly linked to positive economic conditions in the countries where we sell our products. Material adverse changes in economic or industry conditions generally or in the specific markets we serve will adversely affect our future results. Additionally, continued economic slowdown in the U.S. or in our major foreign markets, including Canada and Europe, may reduce our overall net sales. We do business in geographically diverse markets. In fiscal year 2002, approximately 28% of our net sales were generated outside of the United States. Because these influences are not always foreseeable, there can be no assurance that our business will not be affected by these occurrences.

Unforeseen adverse changes in regulatory, environmental, monetary or other governmental policies may affect our profitability.

      We conduct business globally and are, therefore, subject to governmental regulations throughout the world. Unforeseen changes in these governmental regulations may reduce our profitability. Namely, significant changes in monetary or fiscal policies in the U.S. and abroad could result in currency fluctuations, including fluctuations in the Canadian dollar, Euro and British pound, which, in turn, could adversely affect our net sales and cost of goods. Furthermore, significant changes in any number of governmental regulations could create trade restrictions, patent enforcement issues, adverse tax rate changes and changes to tax treatment of items such as tax credits, withholding taxes, transfer pricing and other income and expense recognition for tax purposes, including changes in taxation on income generated in Puerto Rico. These changes might limit our ability to sell our products in certain markets and could negatively affect our business, operating results and financial condition.

      In addition, our operations are subject to international, federal, state and local laws and regulations governing environmental matters, including emissions to air, discharge to waters and the generation and handling of waste. We are also subject to laws relating to occupational health and safety. The operation of manufacturing plants involves a high level of susceptibility in these areas, and there is no assurance that we will not incur material costs or liabilities in the future. Moreover, expectations of remediation expenses could be affected by, and potentially significant expenditures could be required to comply with, evolving environmental regulations and health and safety laws that may be adopted or imposed in the future. Future remediation technology advances could adversely impact expectations of remediation expenses.

We cannot be certain that our insurance coverage is adequate.

      In accordance with our risk management practices, we continually reevaluate risks, their potential cost and the cost of minimizing them. To reduce our exposure to material risks, at times, we purchase insurance. Certain risks are inherent in the manufacturing of our products and our insurance may not be adequate to cover potential claims against us involving our products. We are also exposed to risks inherent in the packaging and distribution of products. Although we maintain liability insurance, we cannot assure you that the coverage limits under these insurance programs will be adequate to protect us against future claims, or that we can or will maintain this insurance on acceptable terms in the future.

      Availability of insurance has not been a concern; however, the cost of insurance has increased for 2003 from prior years. We expect future insurance costs to continue to rise but we cannot predict, at this time, whether such increased costs will be material.

Risks Related to this Offering

The notes are effectively subordinated to our secured debt.

      The notes will be senior unsecured obligations of Thomas & Betts Corporation and will rank equally with our 8.25% Notes due 2004, our 6.50% Notes due 2006, our 6.625% Notes due 2008 and our 6.39% Notes due 2009. Similar to all of our other outstanding senior notes, the notes will not be secured by any of our assets. Therefore, holders of our outstanding secured debt, including our revolving credit facilities, as well as holders of additional secured debt that we may incur in the future, will have claims with respect to certain of our assets that are prior to the claims of holders of the notes.

      In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, any of our pledged assets, including any accounts receivable under our financing agreements, would be available to satisfy obligations of the secured debt before any payment could be made on the notes. To the extent that such assets cannot satisfy in full our secured debt, the holders of such debt would have a claim for any shortfall that would rank equally in right of payment with the notes. In that case, we may not have sufficient assets remaining to pay amounts due on any or all of the notes.

      The provisions of the indenture governing the notes allow us and our subsidiaries to incur a substantial amount of indebtedness, which can be secured by a substantial portion of our assets. The provisions of the indenture governing the notes do not restrict our borrowings under our financing agreements, including our senior secured credit facilities and asset securitization program and, with certain restrictions, allow us to replace or increase these borrowing agreements.

The notes will be effectively subordinated to any debt of our subsidiaries.

      The notes will be effectively subordinated to any debt and other liabilities and commitments, including trade payables and lease obligations, of our subsidiaries, whether or not secured. The notes will not be guaranteed by our subsidiaries and we may not have direct access to the assets of our subsidiaries unless these assets are transferred by dividend or otherwise to us. The ability of the subsidiaries to pay dividends or otherwise transfer assets to us is subject to various restrictions under applicable law. Our right to receive assets of any of our subsidiaries upon that subsidiary’s liquidation or reorganization will be effectively subordinated to the claim of that subsidiary’s creditors (except to the extent that we are creditors of that subsidiary). Consequently, the notes will be effectively subordinated to all liabilities, including trade payables and lease obligations, of any of our subsidiaries and any subsidiaries that we may in the future acquire or establish.

Any reduction in our credit ratings could materially and adversely affect the holders of the notes.

      Our senior unsecured debt has been assigned a rating by S&P of BBB- and by Moody’s of Ba1, in each case, with a negative outlook. We cannot assure you that any of our current ratings will remain in effect for any given period of time or that a rating will not be lowered or withdrawn. If our credit rating were reduced, the number of investors that can hold the notes, as well as our other outstanding debt securities, would be reduced, which could result in significant sales of the notes and our other debt securities and could adversely affect the trading prices of the notes.

We may be unable to purchase the notes upon a change of control.

      Upon the occurrence of a “change of control” (as specified in “Description of the Notes”), you may require us to repurchase your notes at 101% of their principal amount, plus accrued interest. If a change of control offer is made, we cannot assure you that we will have available funds that are sufficient to pay the change of control purchase price for all of the notes that might be delivered by noteholders seeking to accept the change of control offer and other amounts that might become due and payable in respect of our other indebtedness. Our failure to make or consummate the change of control offer or pay the change of control purchase price when due would result in an event of default under the indenture governing the notes and would give the trustee and the noteholders the rights described under “Description of the Notes — Events of Default.”

An active trading market may not develop for the notes.

      The notes are a new issue of securities with no established trading market. The underwriters have advised us that they presently intend to make a market in the notes as permitted by applicable law. However, the underwriters are not obligated to make a market in the notes and may cease their market-making activities at any time at their discretion without notice. In addition, the liquidity of the trading market in the notes, and the market price quoted for the notes, may be adversely affected by changes in the overall market for securities and by changes in our financial performance or prospects of, or financial performance of, companies in our industry generally. As a result, we cannot assure you that an active trading market will develop or be maintained for the notes. If a market for the notes does not develop or is not maintained, the market price and liquidity of the notes may be adversely affected.

Trading prices for the notes may be volatile.

      Historically, the market for non-investment grade debt securities has been subject to disruptions that have caused substantial volatility in their trading prices. Any market for the notes that does develop could be subject to similar volatility. The trading prices of the notes also could fluctuate in response to such factors as variations in our operating results, the principal amount of notes then outstanding, developments in the markets we serve, general economic conditions and changes in securities analysts’ recommendations regarding our securities.

USE OF PROCEEDS

      Our net proceeds, after deducting underwriting discounts and commissions and other expenses of this offering payable by us, from the sale of the notes will be approximately $123 million. We intend to use the net proceeds to repay our 8.25% Notes due 2004. Our U.S. revolving credit facility, as amended, contains, and our proposed new credit facility will contain, certain conditions to borrowing, which in the case of our U.S. revolving credit facility includes, and in the case of our proposed new credit facility may include, a requirement for us to place into escrow an amount equal to the net proceeds of this offering until such time as our 8.25% Notes due 2004 are repaid.

CAPITALIZATION

      The following table presents our consolidated cash, cash equivalents and marketable securities and capitalization as of March 30, 2003 on an actual basis and adjusted to give effect to the offering and the use of the net proceeds therefrom.

	March 30, 2003

	Actual	As Adjusted

	(In millions)

	(Unaudited)
Cash and cash equivalents	$117.0	$114.9

Marketable securities	$53.2	$53.2

Long-term debt (including current maturities):
Senior secured credit facilities	$—	$—
7.25% Notes due 2013 offered herein	—	125.0
8.25% Notes due 2004 (current portion $125.0 million)(a)	125.0	—
6.50% Notes due 2006	150.0	150.0
6.625% Notes due 2008	115.0	115.0
6.39% Notes due 2009	150.0	150.0
Non-U.S. borrowings with a weighted-averaged interest rate of 7.8% due through 2005 (current portion $0.2 million)	6.0	6.0
Industrial revenue bonds with a weighted-average interest rate of 1.6% due through 2008	7.1	7.1
Other, including capital leases (current portion $3.6 million)	11.6	11.6

Total long-term debt (including current maturities)	564.7	564.7
Total shareholders’ equity	639.1	639.1

Total capitalization	$1,203.8	$1,203.8

(a)	We expect these notes to remain outstanding until the January 15, 2004 maturity date.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

      The following table sets forth consolidated financial data as of the dates and for the periods presented. The selected historical financial data for each of the years during the five-year period ended December 29, 2002 have been derived from, and should be read in conjunction with, our audited consolidated financial statements and the related notes included herein, which have been examined and reported upon by KPMG LLP, independent public accountants. The selected historical consolidated financial data as of, and for the three months ended March 30, 2003 and March 31, 2002 have been derived from, and should be read in conjunction with, our unaudited condensed consolidated financial statements included herein.

									For the Three Months
	For the Year Ended								Ended

	January 3,		January 2,		December 31,	December 30,	December 29,		March 31,	March 30,
	1999		2000		2000	2001	2002		2002	2003

	(Dollars in thousands except per share data)
Statement of Operations Data:
Net sales	$1,769,042		$1,873,659		$1,756,083	$1,497,491	$1,345,857		$342,051	$311,482
Net earnings (loss) from continuing operations before cumulative effect of an accounting change	$59,983		$91,121		$(178,686)	$(138,877)	$(8,212)		$(11,647)	$5,004
Per share earnings (loss) from continuing operations before cumulative effect of an accounting change:
Basic	$1.06		$1.58		$(3.08)	$(2.39)	$(0.14)		$(0.20)	$0.09
Diluted	$1.05		$1.57		$(3.08)	$(2.39)	$(0.14)		$(0.20)	$0.09
Cash dividends declared per common share	$1.12		$1.12		$1.12	$0.56	$—		$—	$—
Other Data:
Ratio of earnings to fixed charges(a)	2.1	x	1.7	x	— (b)	— (c)	1.0	x(d)	— (e)	1.3	x

	As of

	January 3,	January 2,	December 31,	December 30,	December 29,	March 30,
	1999	2000	2000	2001	2002	2003

	(In thousands)
Balance Sheet Data:
Total assets	$2,363,956	$2,448,124	$2,085,696	$1,761,610	$1,619,756	$1,571,434
Long-term debt (including current maturities)	$798,059	$924,107	$676,008	$672,037	$625,108	$564,727

(a)	For purposes of computing the ratio of earnings to fixed charges, earnings include pre-tax earnings from continuing operations before income taxes, interest expense, amortization of debt expense, the estimated interest factor in rent expense and adjustments for undistributed earnings from less-than-50-percent-owned entities. Fixed charges include interest expense, amortization of debt expense and the estimated interest factor in rent expense.

(b)	Earnings were insufficient to cover fixed charges for the year ended December 31, 2000 by $251,490.

(c)	Earnings were insufficient to cover fixed charges for the year ended December 30, 2001 by $187,129.

(d)	Earnings were insufficient to cover fixed charges for the year ended December 29, 2002 by $2,050.

(e)	Earnings were insufficient to cover fixed charges for the quarter ended March 31, 2002 by $1,729.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

General

      We are a leading designer and manufacturer of connectors and components for electrical and communications markets. We are also a leading producer of steel structures, used primarily for utility transmission, and industrial heating units.

Critical Accounting Policies

      The preparation of our financial statements requires the use of estimates and assumptions to determine certain amounts reported as net sales, costs, expenses, assets or liabilities and certain amounts disclosed as contingent assets or liabilities. There can be no assurance that actual results will not differ from those estimates or assumptions. Our significant accounting policies are described in note 2 of the notes to our consolidated financial statements included herein and in our Annual Report on Form 10-K for the fiscal period ended December 29, 2002. Our management believes our critical accounting policies include: Revenue Recognition; Inventory Valuation; Goodwill and Other Intangible Assets; Long-Lived Assets; Income Taxes; and Environmental Costs.

•	Revenue Recognition: We recognize revenue in accordance with the SEC’s Staff Accounting Bulletin No. 101. We recognize revenue when finished products are shipped to unaffiliated customers and both title and risks of ownership are transferred. Sales discounts, quantity and price rebates, allowances and warranty costs are estimated based on contractual commitments and experience and recorded in the period in which the sale is recognized. Certain customers have the right to return goods under certain circumstances and those returns, which are reasonably estimable, are accrued at the time of shipment. Our management analyzes historical returns and allowances, current economic trends and specific customer circumstances when evaluating the adequacy of accounts receivable related reserves and accruals.

•	Inventory Valuation: Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. To ensure inventories are carried at the lower of cost or market, we periodically evaluate the carrying value of our inventories. We also periodically perform an evaluation of inventory for excess and obsolete items. Such evaluations are based on our management’s judgment and use of estimates. Such estimates incorporate inventory quantities on-hand, aging of the inventory, sales forecasts for particular product groupings, planned dispositions of product lines and overall industry trends.

•	Goodwill and Other Intangible Assets: We follow the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 requires an annual test of goodwill and indefinite lived assets associated with reporting units for indications of impairment. We expect to perform our annual impairment assessment in the fourth quarter of each year, unless circumstances dictate more frequent assessments. Under the provisions of SFAS No. 142, each test of goodwill requires us to determine the fair value of each reporting unit, and compare the fair value to the reporting unit’s carrying amount. To the extent a reporting unit’s carrying amount exceeds its fair value, an indication exists that the reporting unit’s goodwill may be impaired and we must perform a second more detailed impairment assessment. The second impairment assessment involves allocating the reporting unit’s fair value to all of its recognized and unrecognized assets and liabilities in order to determine the implied fair value of the reporting unit’s goodwill as of the assessment date. The implied fair value of the reporting unit’s goodwill is then compared to the carrying amount of goodwill to quantify an impairment charge as of the assessment date.

•	Long-Lived Assets: We adopted the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 establishes accounting standards for the impairment of long-lived assets such as property, plant and equipment and intangible assets subject to amortization. For purposes of recognizing and measuring impairment of long-lived assets, we evaluate assets for associated product groups. We review long-lived assets to be held-and-used for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted expected future cash flows over the remaining useful life of the primary asset in the associated product groups is less than the carrying amount of the assets, the assets are considered to be impaired. Impairment losses are measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. When fair values are not available, we estimate fair value using the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the assets. Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

•	Income Taxes: We use the asset and liability method of accounting for income taxes. This method recognizes the expected future tax consequences of temporary differences between book and tax bases of assets and liabilities and provides a valuation allowance based on a more-likely-than-not criteria. We have valuation allowances for deferred tax assets primarily associated with operating loss carryforwards, tax credit carryforwards and deferred state income tax assets. Realization of the deferred tax assets is dependent upon our ability to generate sufficient future taxable income and, if necessary, execution of our tax planning strategies. Our management believes that it is more likely than not that future taxable income, based on enacted tax law in effect as of March 30, 2003, will be sufficient to realize the recorded deferred tax assets net of existing valuation allowances. Our management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies, which involve estimates and uncertainties, in making this assessment. Tax planning strategies include primarily sales of non-core assets. Projected future taxable income is based on our management’s forecast of our operating results. Our management periodically reviews such forecasts in comparison with actual results and expected trends. In the event our management determines that sufficient future taxable income, in light of tax planning strategies, may not be generated to fully realize net deferred tax assets, we will increase valuation allowances by a charge to income tax expense in the period of such determination.

•	Environmental Costs: Environmental expenditures that relate to current operations are expensed or capitalized, as appropriate. Remediation costs that relate to an existing condition caused by past operations are accrued when it is probable that those costs will be incurred and can be reasonably estimated based on evaluations of current available facts related to each site.

Manufacturing Restructuring Program

      In December 2001, we announced a manufacturing consolidation and efficiency program. The program, which was substantially completed in 2002, affected approximately two-thirds of our total manufacturing operations, including all electrical products manufacturing plants in the United States, Europe and Mexico, and had three primary components: consolidating manufacturing capacity, improving processes, and investing in tooling and equipment.

      The total cost of the program was approximately $91 million, including $7 million of capital expenditures. We recorded $49.1 million in pre-tax charges in the fourth quarter of 2001 and $34.4 million during 2002. We originally projected an on-going pre-tax savings of approximately $45 to $50 million annually from the manufacturing consolidation and efficiency program. However, due to lower than expected manufacturing volume levels associated with weak market conditions, we currently expect to realize in 2003 approximately half of the projected pre-tax savings from the program.

Results of Operations

1st Quarter 2003 Compared with 1st Quarter 2002

Net Sales

      Our net sales in the first quarter 2003 were $311.5 million, down 8.9% from $342.1 million in the first quarter 2002. First quarter 2002 net sales included $5.3 million in net sales from electrical products that have been discontinued. The decline in net sales is due largely to reduced capital investment by the utility sector. We sell engineered structures for transmission systems and electrical high-voltage connectors and switchgear to these customers through our steel structures and electrical segments, respectively. This decline is offset somewhat by a favorable impact from the weakening of the U.S. dollar compared to the Canadian dollar and Euro.

Gross Margin

      Gross margin for the first quarter 2003 was 27.3% of net sales, compared with 24.5% in the first quarter 2002. The low sales volume in the first quarter 2003 limited the positive impact from the manufacturing consolidation and efficiency program undertaken in 2002. First quarter 2002 gross margin included $11.0 million in charges related to restructuring electrical manufacturing operations.

Expenses

      Selling, general and administrative (SG&A) expenses were relatively flat year-over-year in dollar terms and slightly higher as a percent of net sales due to low sales levels. We continued to tightly manage spending and to seek opportunities to improve efficiency in all aspects of the business.

Interest Expense — Net

      Net interest expense for the first quarter 2003 was $8.3 million, compared to $10.9 million recorded a year ago. Net interest expense decreased primarily due to lower net interest rates and reduced debt levels. Lower net interest rates were due in part to interest rate swap agreements on $250 million of debt entered into during September 2002, which resulted in a benefit of $1.5 million in the first quarter 2003. During the first quarter 2003, we repaid $60 million of debt from available cash. Interest expense — net includes interest income of $1.0 million for the first quarter 2003 and $0.9 million for the first quarter 2002.

Income Taxes

      Our first quarter 2003 effective tax rate is a benefit of (21.6)%. Our income taxes in the first quarter 2003 reflect a $2.0 million tax benefit resulting from the favorable completion of a tax audit covering years 1996 through 2001 and a corresponding reduction in U.S. tax exposure.

      In the first quarter 2002, we elected to take advantage of changes in U.S. tax laws that allow companies to extend the carryback period for certain federal net operating losses from two to five years. We filed our 2001 and amended prior years federal tax returns to reflect this decision and carried back and recognized all federal net operating losses that existed as of December 30, 2001. Accordingly, we received a cash tax refund of approximately $65 million during the subsequent two quarters of 2002. In the first quarter 2002, this decision resulted in an $11.0 million net tax charge composed of a $22.9 million tax charge from converting certain foreign tax credits into foreign tax deductions and an $11.9 million tax benefit from releasing a federal valuation allowance as of December 30, 2001 on deferred tax assets associated with minimum pension liabilities.

Cumulative Effect of an Accounting Change

      During the first quarter of 2002, we recorded a $44.8 million non-cash charge for an impairment of goodwill associated with our HVAC segment for the adoption of SFAS No. 142. This charge reflected the cumulative effect of adopting the accounting change and did not affect our day-to-day operations.

Net Earnings (Loss)

      Net earnings were $5.0 million in the first quarter 2003 compared with a net loss of $56.5 million in the first quarter 2002. Net earnings during the first quarter 2002 reflected a $44.8 million non-cash charge for an impairment of goodwill associated with our HVAC segment, $8.5 million net-of-tax charges associated with our manufacturing restructuring program and an $11.0 million net tax charge described above.

Segment Results

      We evaluate our business segments on the basis of segment earnings (loss), with segment earnings (loss) defined as earnings (loss) before interest, taxes, asset impairments, restructuring charges and certain other charges.

Electrical

      Net sales for the electrical segment were $241.0 million for the first quarter 2003 down from $256.5 million reported in the first quarter 2002. First quarter 2002 results included $5.3 million in sales from products that have since been discontinued. Electrical segment net sales were negatively impacted by the significant weakness in demand for high-voltage connectors and switchgear used by utility customers.

      Electrical segment earnings for the first quarter 2003 were $8.0 million compared to $2.7 million in the first quarter 2002. First quarter 2002 results included $11.0 million in charges related to restructuring operations.

Steel Structures

      Net sales and earnings in the steel structures segment reflect reduced capital investment by the utility sector, specifically for transmission and distribution systems. Net sales for the steel structures segment decreased to $22.0 million for the first quarter 2003 from $35.1 million for the first quarter 2002. Segment earnings were $0.8 million for the first quarter 2003 compared to $3.9 million in the first quarter 2002.

Communications

      Net sales for the communications segment were $22.3 million in the first quarter 2003, down from $29.3 million in the first quarter 2002. The lower sales volume is reflected in segment earnings, which were $2.7 million in the first quarter 2003 compared to $4.1 million in the first quarter 2002. Demand in telecommunications and broadband markets served by this segment remains significantly depressed.

      The previous cessation of depreciation on assets held for sale had a positive impact on the communication segment’s earnings during the first quarter 2003 and first quarter 2002 of $1.8 million and $1.9 million, respectively. Our decision during the second quarter 2003 to no longer actively pursue a sale of these assets has resulted in such assets being reclassified in our balance sheet as assets held and used as of March 30, 2003. Although no reinstatement of previous depreciation is required for these assets, future periods will be impacted by prospective depreciation beginning in the second quarter 2003.

HVAC

      Net sales for HVAC increased to $26.2 million in the first quarter 2003 from $21.1 in the first quarter 2002. Segment earnings were $1.5 million for the first quarter 2003 compared to $1.2 million in the first quarter 2002. Net sales and earnings in 2003 reflect, in part, the positive impact of a small acquisition completed in late 2002.

Year 2002 Compared with 2001

Net Sales

      Our net sales were $1,346 million in 2002, down 10.1% from $1,497 million in 2001. The decrease is due in part to persistently weak market conditions. Net sales in the prior year included approximately $80 million from divested and discontinued product lines.

Gross Margin

      The gross margin for the year 2002 was 24.6% of net sales compared with 21.2% in 2001. Several factors, including lower manufacturing expenses, lower freight expense, and improved pricing in the electrical segment contributed to the improvement. Our goal is to achieve a gross margin of at least 30% as a percentage of net sales when demand strengthens in our core markets. Gross margin for 2002 and 2001 included pretax charges of $32.8 million and $7.4 million, respectively, associated with the above mentioned manufacturing restructuring program. In addition, both periods were negatively impacted by unabsorbed manufacturing fixed costs associated with operating at the lower range of practical capacity.

Expenses

      Selling, general and administrative (SG&A) expenses were 21.0% of net sales in 2002, versus 22.8% in 2001. We continued our efforts to size selling and support functions commensurate with market conditions and to tightly manage expenses. Our goal is to achieve our SG&A target of 20% or less of net sales when market demand rebounds. SG&A expenses would have been 21.7% in 2001 when adjusted for the elimination of amortization in accordance with Statement of Financial Accounting Standards No. 142 (SFAS 142). See note 3 in the notes to our consolidated financial statements included herein.

      Impairment charges on long-lived assets in 2001 included $30.0 million associated with the manufacturing restructuring plan, $36.6 million related to the impairment and subsequent sale of our American Electric and Dark-to-Light lighting product lines and $16.7 million to reduce certain non-strategic held for sale assets in our communications segment to their estimated net realizable value. Impairment charges on long-lived assets in 2002 included a further reduction of $1.2 million for the communication segment’s held for sale assets to their estimated net realizable value. Restructuring charges of $1.7 million and $11.7 million in 2002 and 2001, respectively, related to the manufacturing restructuring plan.

Income from Unconsolidated Companies

      Income from unconsolidated companies includes equity income from our joint ventures and other equity investments. Income from unconsolidated companies remained relatively flat at $2.6 million and $2.2 million for 2002 and 2001, respectively. See note 14 in the notes to our consolidated financial statements included herein.

Interest Expense — Net

      The decrease in net interest expense from the prior year is due primarily to lower net interest rates, lower debt levels, and higher interest income. Lower net interest rates were due in part to interest rate swap agreements on $250 million of debt entered into during 2002. Interest expense — net includes interest income of $10.1 million in 2002 and $7.1 million in 2001. Interest income for 2002 includes $2.0 million of interest income on a note receivable repaid to us and $3.3 million of interest income associated with income tax refunds.

Other Expense (Income) — Net

      Other expense (income) — net for 2002 includes expense of $19 million for the settlement of a consolidated securities class action lawsuit and $3.2 million of income from insurance proceeds. The prior year includes expense of $27 million for the settlement of a patent infringement lawsuit.

Income Taxes

      Our 2002 and 2001 effective tax rates for continuing operations are a provision of 271.6% and a benefit of (25.8)%, respectively. As a result of certain tax law changes during 2002, we recorded an $11.0 million net tax charge composed of a $22.9 million tax charge related to converting certain foreign tax credits into foreign tax deductions, and an $11.9 million tax benefit from releasing a federal valuation allowance as of December 30, 2001 on deferred tax assets associated with minimum pension liabilities. See note 7 in the notes to our consolidated financial statements included herein. In addition, during 2002 we recorded a tax benefit of $2.2 million as a result of completing several tax audits and a reduction of worldwide tax exposures, and a $2.0 million tax benefit from increased volumes in our Puerto Rican manufacturing operations as a result of the recently completed manufacturing restructuring program.

Cumulative Effect of an Accounting Change

      During the second quarter of 2002, we completed our transitional evaluation of goodwill as of the beginning of 2002 as required under the new accounting standard SFAS No. 142. Consequently, we recorded in our first quarter 2002 a $44.8 million non-cash charge for an impairment of goodwill associated with our HVAC segment. This charge reflects the cumulative effect of adopting the accounting change and does not affect our day-to-day operations.

      Net loss from continuing operations was $8.2 million in 2002 compared with a net loss from continuing operations of $138.9 million in 2001. When adjusted for the elimination of goodwill amortization in the prior year, in accordance with SFAS No. 142, the net loss from continuing operations in 2001 would have been $123.1 million. See note 3 in the notes to our consolidated financial statements included herein.

Segment Results

      We evaluate our business segments on the basis of segment earnings (loss), with segment earnings (loss) defined as earnings (loss) from continuing operations before interest, taxes, asset impairments, restructuring charges and certain other charges.

Electrical

      Net sales for the electrical segment were $1.03 billion in 2002 down from $1.15 billion in 2001, due in part to continued weakness in U.S. commercial and industrial construction markets, original equipment manufacturing markets and lower across-the-board capital spending by U.S. manufacturers. Net sales in the prior year included approximately $80 million from divested and discontinued product lines.

      Electrical segment earnings in 2002 were $27.1 million compared to a segment loss of $27.3 million in the prior year. When adjusted for the elimination of goodwill amortization, the electrical segment loss would have been $15.1 million for 2001. The 2002 segment results were positively impacted by lower manufacturing and freight costs, improved selling prices and tight management of SG&A expenses. We have continued to strengthen our relationships with both distributors and end-users of our products, which has helped offset the impact of unfavorable conditions in our core industrial, commercial and utility markets. Electrical segment results in 2002 and 2001 were adversely impacted by charges associated with the restructuring of manufacturing operations of $32.8 million and $4.3 million, respectively. In addition, both periods were negatively impacted by unabsorbed manufacturing fixed costs associated with operating at the lower range of practical capacity.

Steel Structures

      Net sales for the steel structures segment decreased to $129.7 million in 2002 from $140.6 million in 2001. Segment earnings were $15.3 million in 2002 down from $18.2 million in 2001. When adjusted for the elimination of goodwill amortization, the segment would have had earnings of $20.3 million in 2001. Net sales and earnings in 2002 were adversely impacted by significantly lower demand in late 2002 due to delayed spending by utilities in expanding the power transmission grid and changes in project mix. Lower demand in this segment is expected to continue through at least the first half of 2003.

Communications

      Net sales for the communications segment were $88.4 million in 2002 down from $108.1 million in 2001. Segment earnings for 2002 were $3.2 million as compared to a segment loss of $10.2 million for 2001. The results for 2002 were positively impacted by the cessation of depreciation on assets held for sale of $7.3 million. Both net sales and earnings for 2002 were adversely impacted by a $4.6 million charge for exposure associated with the bankruptcy of a large customer in the cable TV industry. Although we have significantly reduced costs in the segment, telecommunications and broadband markets remain severely depressed.

HVAC

      Net sales for HVAC increased to $102.5 million in 2002 from $98.5 million in 2001. Segment earnings increased to $6.3 million in 2002 from $1.2 million in 2001. When adjusted for the elimination of goodwill amortization, the segment would have had earnings of $2.7 million in 2001. Although market demand remained at historically low levels, tight expense controls helped boost segment performance. In addition, a small acquisition made in 2002 contributed to higher sales volume.

Year 2001 Compared with 2000

Net Sales

      Our net sales decreased approximately 15% to $1,497 million in 2001 from $1,756 million in 2000. The decrease was primarily due to lower sales volume in our electrical and communications segments resulting from weak market conditions. In addition, net sales for 2001 were also negatively impacted by previous divestitures of product lines in both the electrical and communications segments. Net sales in 2001 and 2000 included approximately $80 million and $130 million, respectively, from divested and discontinued product lines.

Gross Margin

      The gross margin for the year 2001 was 21.2% of net sales compared with 15.2% in 2000. Gross margins in both periods were negatively impacted by unabsorbed manufacturing fixed costs associated with relatively low capacity utilization. Gross margin for 2001 was also adversely impacted by $7.4 million associated with the manufacturing efficiency and consolidation initiatives. The 2001 to 2000 gross margin comparison is impacted by the following:

•	Year 2000 reflected increased provisions for accounts receivable.

•	Year 2000 included elevated freight costs due to more expensive freight expediting practices in place during part of 2000.

•	Year 2000 included higher charges than 2001 for write-downs for slow-moving, excess and obsolete inventory. We also recorded an additional write-down in 2000 for specifically identifiable slow-moving, excess and obsolete inventory primarily attributable to divested product lines.

•	Year 2000 included further inventory write-downs totaling approximately $24 million related to product lines considered to be non-strategic at year end 2000 versus $3 million in 2001.

Expenses

      Selling, general and administrative (SG&A) expenses were 22.8% of net sales in 2001, versus 26.3% in 2000. The significant decreases were primarily in legal, auditing and accounting fees and expenses; consulting and temporary service costs; corporate severance expense; information technology expenses; distribution expenses; and employee compensation from employee headcount reductions. SG&A expenses would have been 21.7% and 25.3% in 2001 and 2000, respectively, when adjusted for the elimination of goodwill amortization in accordance with SFAS No. 142. See note 3 in the notes to our consolidated financial statements included herein.

      During the fourth quarter 2001, we began the process of closing certain facilities, primarily in the U.S., and implementing improvements in the remaining facilities affected by the program. As a result, pre-tax charges of $49.1 million were recorded in continuing operations during the fourth quarter 2001 for the manufacturing restructuring program. Of the $49.1 million recorded, impairment charges totaled $30.0 million and restructure charges totaled $11.7 million. The remaining charges of $7.4 million were included in cost of sales.

      The 2001 results also include $39.8 million in pre-tax charges on the sale of our American Electric and Dark-to-Light lighting product lines. These charges include $36.6 million for impairment on long-lived assets, primarily goodwill, associated with these product lines. Net proceeds of $24.5 million were received during 2001 from this sale.

      During December 2001, our management determined that certain product lines in the communication segment were non-strategic for us. Accordingly, the inventories and long-lived assets for these product lines were reflected as assets held for sale at their approximate net realizable value of $49.4 million as of December 30, 2001. The 2001 results include pre-tax charges of $16.7 million in association with the impairment of long-lived assets of these product lines.

      During 2000, we recorded impairment charges of approximately $33 million. Impairment charges totaled approximately $20 million for the electrical segment (primarily die cast fittings, circuit protection, electrical enclosures product lines) and totaled approximately $13 million for the communication segment (primarily the premise wiring product line).

Income from Unconsolidated Companies

      Income from unconsolidated companies includes equity income from our joint ventures and other equity investments. The reduction in 2001 reflects primarily lower domestic operating results related to these entities due to weak market conditions. See note 14 in the notes to our consolidated financial statements included herein.

Interest Expense — Net

      Interest expense — net includes interest income of $7.1 million in 2001 and $8.2 million in 2000. The decrease in interest expense was due primarily to lower debt levels during 2001 as compared to 2000.

Other Expense (Income) — Net

      Other expense (income) — net for 2001 includes expense of $27 million for the settlement of a patent infringement lawsuit. Year 2000 includes $15 million received from the favorable settlement of a trade secret and trade dress infringement lawsuit, which was partially offset by losses of $3.3 million on sale of receivables pursuant to an asset securitization program that was terminated during 2000.

Income Taxes

      Our 2001 and 2000 effective tax rates for continuing operations were a benefit of (25.8)% and (28.4)%, respectively.

Net Earnings (Loss) from Continuing Operations

      The consolidated loss from continuing operations in 2001 was $138.9 million as compared to a loss from continuing operations of $178.7 million in 2000. When adjusted for the elimination of goodwill amortization, the net loss from continuing operations for 2001 and 2000 would have been $123.1 million and $161.4 million, respectively.

Discontinued Operations

      On July 2, 2000, we completed the sale of substantially all of our Electronics OEM business for $750 million, subject to certain adjustments. The Electronics OEM sale has been accounted for as a discontinued operation in accordance with Accounting Principles Board Opinion No. 30. Accordingly, results from continuing operations for 2001 and prior periods exclude the impact of the Electronics OEM business. The 2001 and 2000 net results for the Electronics OEM business are reflected in earnings from, or gain on sale of, discontinued operations. Subsequent to 2001, we reached a settlement agreement which stipulated that Tyco Group S.A.R.L., the purchaser, retain $35 million held for post-closing adjustments on working capital and long-term tangible assets. In the fourth quarter 2001, we recorded an $8 million net-of-tax charge to gain on sale of discontinued operations to reflect this settlement. See note 4 in the notes to our consolidated financial statements included herein.

Segment Results

      We evaluate our business segments on the basis of segment earnings (loss), with segment earnings (loss) defined as earnings (loss) from continuing operations before interest, taxes, asset impairments, restructuring charges and certain other charges.

Electrical

      Net sales for the electrical segment decreased to $1.15 billion in 2001 from $1.35 billion in 2000 due primarily to lower sales volumes resulting from weak market conditions. Results for 2001 were adversely impacted by the continued slow down in industrial and construction markets. In addition, the aggregate adverse net sales impact on 2001 from divested product lines when compared to 2000 was approximately $47 million. Year 2001 segment loss was $27.3 million as compared to a segment loss of $137.4 million for 2000. The 2000 segment results were significantly impacted by charges taken in 2000 while 2001 segment results were positively impacted as the result of actions taken by management to reduce manufacturing and SG&A expenses. Results in 2001 and 2000 were negatively impacted by unabsorbed manufacturing fixed costs associated with relatively low capacity utilization. In addition, 2001 results were impacted by deterioration in the performance of our unconsolidated companies.

Steel Structures

      Net sales for the steel structures segment increased to $140.6 million in 2001 from $121.9 million in 2000. Higher sales volumes for 2001 were due to added capacity and strong demand for infrastructure to support power grids. Earnings for the steel structures segment increased from $10.2 million in 2000 to $18.2 million in 2001. The 2000 earnings were significantly impacted by charges taken in that year while favorable product mix in 2001 boosted segment earnings.

Communications

      Net sales for the communications segment decreased to $108.1 million in 2001 from $178.4 million in 2000 largely as a result of the depressed domestic market conditions in the cable television (CATV) and telecom markets. Segment loss for 2001 was $10.2 million as compared to $25.6 million for 2000. The 2000 results were significantly impacted by charges taken in that year while 2001 segment results were positively affected by efforts made to reduce manufacturing and SG&A expenses to better match current demand levels.

HVAC

      Net sales for HVAC decreased to $98.5 million in 2001 from $106.9 million in 2000. Net sales were adversely affected by reduced demand for made-to-order products due to soft construction markets. Segment earnings remained relatively flat at $1.2 million and $1.5 million for 2001 and 2000, respectively.

Liquidity and Capital Resources

      For the first quarter 2003, our cash and cash equivalents decreased to $117.0 million at March 30, 2003 from $178.0 million at December 29, 2002. The decrease reflects $9.9 million of cash used in operating activities and $61.5 million used in financing activities, which were partially offset by $8.5 million provided by investing activities.

Operating Activities

      Operating activities used cash of $9.9 million during the first quarter 2003 as compared to cash used in operating activities of $39.7 million for the year-ago period. Cash used in operations during the first quarter 2003 was primarily a result of an increase in inventories and seasonal related payments.

      Operating activities provided cash of $80.4 million in 2002 and $101.4 million in 2001. Operating activities for 2002 reflect the positive impact of $65 million of cash tax refunds received, including $3 million of associated interest income, which were offset by a $20 million payment for a previously announced patent lawsuit settlement, a $19 million payment for a class-action shareholder lawsuit settlement, and approximately $41 million for expenses associated with the manufacturing restructuring program. Cash provided from operations in 2001 was primarily a result of a significant reduction in accounts receivable.

      We became eligible to receive approximately $65 million in cash tax refunds, including $3 million of associated interest income, as a result of our decision to extend the carryback period for net operating losses from two to five years as allowed under the Job Creation and Worker Assistance Act of 2002. As mentioned above, we received these cash tax refunds during 2002.

Investing Activities

      We acquired $30.8 million of marketable securities during the first quarter 2003. No marketable securities were acquired during the same period last year. As of March 30, 2003, approximately $20 million of investments are pledged to secure letters of credit relating to certain tax refunds. We had proceeds from matured marketable securities of approximately $45.5 million during the first quarter 2003 as compared to $0.6 million of proceeds for the same period last year. As of March 30, 2003 and December 29, 2002, we had marketable securities of $53.2 million and $65.9 million, respectively.

      Investing activities used cash of $84.0 million in 2002 and $4.2 million in 2001. Our marketable securities increased to $65.9 million at December 29, 2002, from $7.0 million at December 30, 2001. We acquired $84.6 million of marketable securities during 2002, of which, approximately $20 million are pledged to secure letters of credit relating to certain tax refunds and approximately $40 million relates to investing excess available cash in Canada. We had proceeds from matured marketable securities of approximately $25.5 million during 2002 as compared to $4.2 million of proceeds in 2001.

      During the first quarter 2003, we had capital expenditures totaling $6.3 million, as compared with $3.8 million for the same period last year. We intend to continue to tightly manage capital expenditures. For the year 2003, capital expenditures are expected to be $30 to $35 million.

      During 2002, we had capital expenditures totaling $23.8 million, down from $39.0 million in 2001. The capital expenditures for 2002 included $7 million associated with the manufacturing restructuring program.

      Investing activities for 2002 include proceeds of $3.7 million from the sale of property, plant and equipment. In addition, during 2002 we acquired the outstanding common stock of a French manufacturer of radiant heaters for total consideration of approximately $8 million cash (approximately $5 million, net of acquired cash).

      During 2001, we received net proceeds of $30.5 million from divestitures of product lines. During the third quarter 2001, we sold our American Electric and Dark-to-Light lighting product lines and received

$24.5 million in net proceeds. The remaining proceeds from product line divestitures relate to the February 2001 sale of our copper and zinc ground rods product line.

Financing Activities

      Financing activities used cash of $61.5 million in the first quarter 2003 primarily to repay maturing debt securities and $6.1 million in the same period last year.

      Financing activities used cash of $57.2 million in 2002 and $66.7 million in 2001. Cash used for 2002 financing activities reflected debt repayments of $61.9 million. In 2001, $22.4 million was used to repay debt and $48.8 million was used to pay dividends. As of December 29, 2002, we had current maturities of long-term debt of $65.1 million. Of the total current debt, $60 million of notes payable became due and was paid in February 2003 out of available cash resources.

Credit Facilities

      We have a $100 million committed revolving credit facility with a bank group which is secured by, among other things, inventory and equipment located in the United States. Availability under the facility as of March 30, 2003 was $49 million before considering outstanding letters of credit of approximately $38 million at March 30, 2003. This credit facility is subject to, among other things, limitations on equipment disposals, additional debt, liens and movement of equipment, and minimum liquidity requirements. This facility matures in November 2003. There were no borrowings outstanding under this facility as of March 30, 2003.

      Our subsidiary, Thomas & Betts Limited, has a committed revolving credit facility with a Canadian bank which had availability as of March 30, 2003 of approximately CAD$30 million (approximately US$20 million as of March 30, 2003). This facility is secured by inventory and accounts receivable located in Canada. This facility matures in March 2004. There were no borrowings outstanding under this facility as of March 30, 2003.

      We have the option, at the time of drawing funds under either of the facilities discussed above, of selecting an interest rate based on a number of benchmarks including LIBOR, the federal funds rate or the prime rate of the agent bank.

      The senior secured credit facilities contain standard covenants restricting investments, liens, debt, dispositions of collateral and the payment of dividends, unless certain conditions are met. Also included are financial covenants regarding minimum liquidity and capital expenditures. The senior secured credit facilities contain standard events of default such as covenant default and cross-default. We are in compliance with all covenants or other requirements set forth in our credit facilities. Further, we do not have any rating downgrade triggers that would accelerate the maturity dates of our debt. However, a downgrade in our credit rating by either rating agency could adversely affect our ability to renew existing, or obtain access to new, credit facilities in the future and could increase the cost of such facilities.

      Outstanding letters of credit, or similar financial instruments which reduce the amount available under the senior secured credit facilities described above amounted to approximately $38 million at March 30, 2003. At times, we are required, under certain contracts, to provide letters of credit that may be drawn in the event we fail to perform under contracts entered into in the normal course of our business activities. Such performance related letters of credit totaled $1.3 million at March 30, 2003. The remaining letters of credit relate to third-party insurance claims processing, existing debt obligations and certain tax incentive programs.

      In April 2003, we executed a term sheet with Wachovia Bank N.A. pursuant to which Wachovia will use best efforts to arrange a new secured U.S. credit facility agreement before our current $100 million committed revolving credit facility expires. At the time a new U.S. credit facility is executed, we plan to terminate our asset securitization program described below. We also plan to extend our Canadian committed revolving credit facility before it expires. During negotiation of the new credit facility agreements, we will seek additional availability than that which currently exists under our senior secured credit facilities.

Asset Securitization Program

      In September 2001, we established an asset securitization program. The program permits us to continually sell accounts receivable through September 20, 2003, to a maximum of $120 million as needed as a source of liquidity. As of March 30, 2003, availability under this facility was approximately $49 million. The amount of accounts receivable which may be sold from time to time depends on the level of eligible accounts receivable and restrictions on concentrations of receivables. At March 30, 2003, no receivables have been sold under this program. We plan to terminate this program in connection with the execution of our new U.S. credit facility currently being negotiated.

      Except for the asset securitization program described in the preceding paragraph, at March 30, 2003, we did not have any other relationships with unconsolidated entities or financial partnerships (often referred to as structured finance or special purpose entities) which were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

Debt Securities

      We had the following senior debt securities outstanding as of December 29, 2002:

Date	Amount	Interest Rate	Interest Payable	Maturity Date

February 1998(a)	$60 million	6.29%	February 1 and August 1	February 2003
January 1992	$125 million	8.25%	January 15 and July 15	January 2004
January 1996	$150 million	6.50%	January 15 and July 15	January 2006
May 1998	$115 million	6.625%	May 1 and November 1	May 2008
February 1999	$150 million	6.39%	March 1 and September 1	February 2009

(a)	Paid in February 2003 from available cash resources.

      The indentures underlying the debt securities contain standard covenants such as restrictions on mergers, liens on certain property, sale-leaseback of certain property and funded debt for certain subsidiaries. The indentures also include standard events of default such as covenant default and cross-acceleration. We are in compliance with all covenants and other requirements set forth in the indentures.

      The net proceeds from the sale of the senior unsecured debt securities above were used for general corporate purposes, including capital expenditures and repayment of outstanding indebtedness (including commercial paper issued for working capital purposes).

      During September 2002, we entered into interest rate swap agreements related to debt securities maturing in 2006 and thereafter. See “Item 7A. Quantitative and Qualitative Disclosures About Market Risk” of our Annual Report on Form 10-K incorporated by reference in this prospectus supplement.

Guarantee and Indemnification Arrangements

      Refer to note 17 in the notes to our consolidated financial statements included herein for information regarding our guarantee and indemnification arrangements.

Contractual Obligations

      The following table reflects our total contractual cash obligations as of December 29, 2002.

			2004 Through	2006 Through
	Total	2003(a)	2005	2007	Thereafter

	(In millions)
Long-Term Debt, including Current Maturities	$625.1	$65.1	$136.6	$151.4	$272.0
Operating Lease Obligations	67.5	15.0	18.6	8.2	25.7
Total Contractual Cash Obligations	$692.6	$80.1	$155.2	$159.6	$297.7

(a)	Long-term debt of $60 million was paid in February 2003 from available cash resources.

Other

      As of March 30, 2003, our working capital (total current assets less total current liabilities) was $266.6 million, down $141.2 million from December 29, 2002. This net reduction in working capital reflects primarily a decrease in cash, cash equivalents and marketable securities and an increase in current maturities of long-term debt. The decrease in cash, cash equivalents and marketable securities reflects a $60 million debt repayment from available cash in February 2003 and the increase in current maturities of long-term debt reflects the net effect of the February 2003 debt repayment and a $125 million note payable that will become due in the first quarter 2004.

      As of December 29, 2002, our working capital (total current assets less total current liabilities) was $407.8 million, which reflects a reduction of $6.8 million from December 30, 2001. This year-over-year net reduction in working capital reflects decreases in accounts receivable, inventory, current income tax accounts and assets held for sale, which were partially offset by a reduction in accrued liabilities. The reduction in accrued liabilities reflects $27 million of payments made during 2002 for a patent lawsuit settlement accrued for during the fourth quarter 2001.

      We maintain a portfolio of marketable securities, which at March 30, 2003 and December 29, 2002 was valued at $53.2 million and $65.9 million, respectively. The portfolio at March 30, 2003 included $22.6 million of securities held in the United States and Puerto Rico and $30.6 million held in Canada while at December 29, 2002, $23.8 million were held in the United States and Puerto Rico and $42.1 million were held in Canada. Approximately $20 million of investments held in the United States are pledged to secure letters of credit relating to certain tax refunds. As of March 30, 2003 and December 29, 2002, we had $9.5 million and $9.2 million, respectively, of marketable securities in connection with our Supplemental Executive Investment Plan, which are reflected in other assets.

      Including the asset securitization facility discussed above, our aggregate availability of funds as of March 30, 2003 was approximately $80 million after considering outstanding letters of credit. Availability under the senior secured credit facilities and the asset securitization facility increases or decreases with fluctuations in the value of the underlying collateral and is subject to the satisfaction of various covenants. These are backup facilities which we do not expect to utilize in the foreseeable future.

      Total dividends paid in 2001 to shareholders, associated with the fourth quarter 2000 and the first and second quarters of 2001, were $48.8 million. On July 24, 2001, our Board of Directors approved a change in our dividend payment practices and elected to retain future earnings to fund the development and growth of our business. We do not presently anticipate declaring any cash dividends on our common stock in the foreseeable future. Future decisions concerning the payment of cash dividends on our common stock will depend upon our results of operations, financial condition, capital expenditure plans and other factors that our Board of Directors may consider relevant. Our revolving credit agreements and the indenture contain provisions that could restrict, as a practical matter, our ability to pay dividends during the term of those agreements.

      In March 2001, our Board of Directors approved the 2001 Stock Incentive Plan. Under the plan, 2,500,000 shares of common stock may be optioned. The options will be granted at a price not less than the fair market value on the date of grant with a term not to exceed 10 years.

      From time to time we may access the public capital markets, if terms, rates and timing are acceptable. We expect to fund expenditures for capital requirements as well as other liquidity needs from a combination of cash generated from operations, existing cash balances, and external financial resources. These sources should be sufficient to meet our operating needs for the foreseeable future.

      We intend to use the net proceeds from this offering to repay our 8.25% Notes due 2004. Our U.S. revolving credit facility, as amended, contains, and our proposed new credit facility will contain, certain conditions to borrowing, which in the case of our U.S. revolving credit facility includes, and in the case of our proposed new credit facility may include, a requirement for us to place into escrow an amount equal to the net proceeds of this offering until such time as our 8.25% Notes due 2004 are repaid.

Outlook

      We do not expect market conditions to improve during 2003. As reported, we experienced a year-over-year decline in our first quarter 2003 sales. The second quarter 2003 market environment continues to be extremely tough and little if any improvement is expected in our second quarter 2003 earnings compared with our first quarter 2003. However, we believe that we will generate positive cash flow from operating activities over the full year and that our net earnings on a full-year basis will improve over net earnings on a full-year basis in 2002 due primarily to the absence of costs associated with the manufacturing consolidation program. We estimate that our capital spending for the full year will be approximately $30 million, while depreciation and amortization is projected to be approximately $55 million. Although we believe that our expectations suggested by these forward-looking statements are reasonable, we cannot assure you that our expectations will be achieved. Important factors that could cause actual results to differ materially from the forward-looking statements we make here and elsewhere in this prospectus supplement are set forth in “Forward-Looking Statements” and “Risk Factors.”

Environmental Matters

      Owners and operators of sites containing hazardous substances, as well as generators of hazardous substances, are subject to broad and retroactive liability for investigatory and cleanup costs and damages arising out of past disposal activities. Such liability in many cases may be imposed regardless of fault or the legality of the original disposal activity. We have received notifications from the United States Environmental Protection Agency, or “EPA,” or similar state environmental regulatory agencies or private parties that we, in many instances along with others, may currently be potentially responsible for the remediation of sites pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, or the “Superfund Act,” similar federal and state environmental statutes, or common law theories.

      We are the owner or operator, or former owner, of various manufacturing locations currently being evaluated by us for the presence of contamination that may require remediation. These sites include former or inactive facilities or properties in Connecticut (Monroe); Georgia (Decatur County); Indiana (Medora); Massachusetts (Attleboro, Boston, Canton); New Hampshire (New Milford); New Jersey (Butler, Elizabeth); New York (Horseheads); Pennsylvania (Perkasie, Pittsburgh); Ohio (Bucyrus); and Oklahoma (Stillwater). The sites further include active manufacturing locations in New Jersey (Hackettstown); New Mexico (Albuquerque); South Carolina (Lancaster); Alabama (Mobile); and Wisconsin (Hager City).

      Five of these current and former manufacturing locations relate to activities of American Electric for the period prior to the acquisition of American Electric by us. These five sites are located in Decatur County, Georgia; Hager City, Wisconsin; Lancaster, South Carolina; Medora, Indiana; and Pittsburgh, Pennsylvania. Each of these sites except for one (Pittsburgh) is subject to an Asset Purchase Agreement dated June 28, 1985 between American Electric and ITT Corporation. We have shared responsibilities and costs with ITT at the four outstanding sites subject to this agreement. For certain of the sites covered by this agreement, ITT agreed to indemnify American Electric for environmental liabilities, if any, that occurred prior to the purchase of the facilities by American Electric. We believe that the indemnity of ITT is reliable; however, there can be no assurances that any such indemnities will be honored.

      In addition to current or former manufacturing locations, we have received notifications from the EPA, similar state environmental regulatory agencies or private parties that we, along with others, may currently be potentially responsible for our share of the costs relating to investigation and remediation of 22 sites pursuant to the Superfund Act or similar state environmental enactments.

      We have provided for liabilities to the extent probable and estimable, but we are not able to predict the extent of our ultimate liability with respect to all of our pending or future environmental matters. However, we do not believe that any additional liability with respect to the aforementioned environmental matters will be material to our financial position or results of operations

Value of Qualified Pension Assets

      At December 29, 2002, the fair market value of our domestic and foreign qualified pension assets was $193 million, and the related pension benefit obligation was $296 million. For 2002, the qualified pension funding amount was approximately $8 million and the qualified pension plan expense was $9 million. For 2003, the anticipated qualified pension funding amount is $6 million and the expected qualified pension plan expense is $15 million. The material assumptions for 2003 are a long-term rate of return of 8.25% for the domestic plans and 7.90% for the foreign plans and a discount rate of 6.75% for the domestic plans and 5.92% for the foreign plans. The value of the qualified pension assets was lower in 2002 than in 2001 primarily because of adverse market changes. For additional information regarding our qualified pension plans and other retirement plans refer to note 12 in the notes to our consolidated financial statements included herein.

Credit Risk

      We continue to evaluate the credit risk associated with our customers particularly in light of current market conditions. Credit risk with respect to trade receivables is limited due to the large number of customers comprising our customer base and their dispersion across many different industries and geographic areas. No customer receivable exceeds 7% of accounts receivable as of December 29, 2002.

BUSINESS

Overview

      We are a leading designer and manufacturer of connectors and components for electrical and communication markets. We are also a leading producer of steel structures, used primarily for utility transmission, and industrial heating units. We operate approximately 140 manufacturing, distribution and office facilities around the world in approximately 20 countries. Manufacturing, marketing and sales activities are concentrated in North America, Europe and, to a lesser extent, Asia.

      We sell our products (1) through electrical, telephone, cable, heating, ventilation and air-conditioning distributors; (2) directly to original equipment manufacturers and certain end users; and (3) through mass merchandisers, catalog merchandisers and home improvement centers. We pursue growth through market penetration, new product development and, at times, acquisitions.

      We were first established in 1898 as a sales agency for electrical wires and raceways, and we were incorporated and began manufacturing products in New Jersey in 1917. We were reincorporated in Tennessee in May 1996.

Products

      We classify our products into business segments that are based on a combination of product lines and channels to market through which we sell those products: Electrical, Steel Structures, Communications and HVAC. The majority of our products, especially those sold in the electrical segment, have region-specific standards and are sold mostly in North America or in other regions sharing North American electrical codes. No customer accounted for 10% or more of our consolidated net sales for 2002.

Electrical Segment

      The electrical segment’s markets include industrial, commercial, utility and residential construction, renovation, maintenance and repair; project construction; and industrial original equipment manufacturers, primarily in North America, Europe and, to a lesser extent, Asia. Consolidated net sales of the segment were $1.03 billion, $1.15 billion and $1.35 billion, or 76.2%, 76.8% and 76.8% of our consolidated net sales, for 2002, 2001 and 2000, respectively.

      The electrical segment designs, manufactures and markets thousands of different electrical connectors, components and other products for electrical applications. We have a leading position in the market for many of our products. Products include: fittings and accessories for electrical raceways; fastening products, such as plastic and metallic ties for bundling wire, and flexible tubing; connectors, such as compression and mechanical connectors for high-current power and grounding applications; indoor and outdoor switch and outlet boxes, covers and accessories; floor boxes; metal framing used as structural supports for conduits, cable tray and electrical enclosures; hazardous location lighting; safety switches; and other products, including insulation products, wire markers and application tooling products. Products are sold under a variety of well-known brand names.

      Demand for electrical products follows general economic conditions and is sensitive to activity in the construction market, industrial production levels and spending by utilities for replacements, expansions and efficiency improvements. The segment’s product lines are marketed and sold directly to original equipment manufacturers and utilities and to a variety of end users through major distributor chains, retail home centers, hardware outlets and thousands of independent distributors. We have relationships with approximately 5,000 national, regional and independent distributors, retailers and buying groups with locations across North America. We traditionally have had strong relationships with our distributors as a result of the breadth and quality of our product lines; our market-leading service programs; our strong history of product innovation; and the high degree of brand-name recognition for our products among end users.

Steel Structures Segment

      The steel structures segment designs, manufactures and markets tubular steel transmission and distribution poles and lattice steel transmission towers for North American power and telecommunications companies. These products are primarily sold to five types of end users: investor-owned utilities; cooperatives, which purchase power from utilities and manage its distribution to end users; municipal utilities; cable television operating companies; and telephone companies. They are marketed under the LehighTM, MeyerTM and Thomas & Betts® brand names. Total steel structures segment net sales were $129.7 million, $140.6 million and $121.9 million, or 9.6%, 9.4% and 6.9% of our consolidated net sales, for 2002, 2001 and 2000, respectively.

Communications Segment

      The communications segment designs, manufactures and markets components, subsystems and accessories used to construct, maintain and repair cable television or “CATV,” and telecommunications networks. Our communications products include: CATV drop hardware; radio frequency RF connectors; aerial, pole, pedestal and buried splice enclosures; connectors; encapsulation and sheath repair systems; and cable ties. Products are sold directly to CATV system operators and also through telecommunications and CATV distributors. Components are sold under a variety of our brand names, most notably LRC®, Diamond-Sachs® and Kold-N-Klose®. Although the majority of the segment’s net sales are in North America, certain products are of an international standard and are also sold outside of North America. Total communications segment net sales were $88.4 million, $108.1 million and $178.4 million, or 6.6%, 7.2% and 10.2% of our consolidated net sales, for 2002, 2001 and 2000, respectively.

HVAC Segment

      The HVAC segment designs, manufactures and markets heating and ventilation products for commercial and industrial buildings. Products include: gas, oil and electric unit heaters; gas-fired duct furnaces; indirect and direct gas-fired make-up air heaters; infrared heaters; and evaporative cooling and heat recovery products. These products are sold primarily under the Reznor® brand name through HVAC, mechanical and refrigeration distributors in approximately 2,000 locations throughout North America and Europe. Demand for HVAC products tends to be higher when customers are experiencing cold weather. To reduce the impact of this seasonality, the segment offers a summer promotional program with its distributors. Total HVAC segment net sales were $102.5 million, $98.5 million and $106.9 million, or 7.6%, 6.6% and 6.1% of our consolidated net sales, for 2002, 2001 and 2000, respectively.

Manufacturing and Distribution

      We employ advanced processes in order to manufacture quality products. Our manufacturing processes include high-speed stamping, precision molding, machining, plating and automated assembly. We make extensive use of computer-aided design and computer-aided manufacturing (CAD/ CAM) software and equipment to link product engineering with our factories.

      We also utilize other advanced equipment and techniques in the manufacturing and distribution process, including computer software for scheduling, material requirements planning, shop floor control, capacity planning, and the warehousing and shipment of products.

      Our products have historically enjoyed a reputation for quality in the markets in which they are sold. To ensure quality, all of our facilities embrace quality programs, and as of December 29, 2002, approximately 90% met ISO 9000, 9001 or 9002 standards. We have implemented quality control processes in our design, manufacturing, delivery and other operations in order to further improve product quality and the service level to customers.

Raw Materials

      We purchase a wide variety of raw materials for the manufacture of our products, including steel, aluminum, zinc, copper, resins and rubber compounds. Our sources of raw materials and component parts are well established and are sufficiently numerous to avoid serious potential future interruptions of production in the event that certain suppliers are unable to provide raw materials and component parts.

Research and Development

      We have research, development and engineering capabilities in each business segment and maintain regional facilities to respond to the specific needs of regional markets. We have a reputation for innovation and value based upon our ability to develop products that meet the needs of the marketplace.

      Research, development and engineering expenditures invested into new and improved products and processes were $18.8 million, $20.7 million and $23.0 million, or 1.4%, 1.4% and 1.3% of net sales, for 2002, 2001 and 2000, respectively. These expenses are included in cost of sales in the consolidated statements of operations.

Patents and Trademarks

      We own more than 1,300 active patent registrations and applications worldwide. We have over 1,400 active trademarks and domain names worldwide, including: Thomas & Betts, T&B, T&B Access, Blackburn, Bowers, Canstrut, Catamount, Center Lok, Color-Keyed, Commander, Deltec, Diamond, DuraGard, E.K. Campbell, Eklips, Elastimold, Electroline, Emergi-Lite, Epitome, Ever-Lok, E-Z-Code, Flex-Cuf, Furse, Hazlux, Kindorf, Klik-It, Kold-N-Klose, Locktite, LRC, Marr, Marrette, Max-Gard, Meyer, Ocal, Red Dot, Reznor, RussellStoll, Sachs, Shamrock, Shield-Kon, Shrink-Kon, Signature Service, Site Light, Snap-N-Seal, Sta-Kon, Star Teck, Steel City, Superstrut, Sure Shot, Sure-Ty, Taylor, Termaster, The Grip of Steel, Ty-Fast, Ty-Rap, Union and Zinsco.

      While we consider our patents and trademarks (including trade dress) to be valuable assets, we do not believe that our competitive position is dependent solely on patent or trademark protection or that any business segment or our operations as a whole is dependent on any individual patent or trademark. However, the Meyer trademark is significant to the steel structures segment; the LRC, Snap-N-Seal, Diamond and Sachs trademarks are significant to the communications segment; and the Reznor trademark is significant to the HVAC segment. In addition, we do not consider any of our individual licenses, franchises or concessions held to be material to our business as a whole or to any business segment.

Employees

      As of December 29, 2002, we and our subsidiaries had approximately 10,000 full-time employees worldwide. Employees of our foreign subsidiaries in the aggregate comprise 49% of all employees. Of the total number of employees, 34% are represented by trade unions. We believe our relationships with our employees and trade unions are good.

Properties

      As of December 29, 2002, we had approximately 140 plant, office, distribution, storage and warehouse facilities, occupying approximately 7.8 million square feet in 23 U.S. states, the Commonwealth of Puerto Rico and in approximately 20 other countries. This space includes approximately 4.9 million square feet of manufacturing space and 2.3 million square feet of office, distribution, storage and warehouse space.

Legal Proceedings

Kaiser Litigation

      By July 5, 2002, Kaiser Aluminum, its property insurers, 28 Kaiser injured workers, nearby businesses and 18,000 residents near the Kaiser facility in Louisiana, filed product liability and business interruption cases against us and six other defendants in Louisiana state court seeking damages in excess of $550 million. These cases alleged that a T&B cable tie mounting base failed thereby allowing bundled cables to come in contact with an energized bus bar. This alleged electrical fault supposedly initiated a series of events culminating in an explosion, which leveled 600 acres of the Kaiser facility.

      A seven-week trial in the fall of 2001 resulted in a jury verdict in our favor. However, 13 months later, the trial court overturned that verdict in granting plaintiffs’ judgment notwithstanding the verdict motions. On December 17, 2002, the trial court judge found our product, an adhesive backed mounting base, to be unreasonably dangerous and therefore assigned 25% fault to T&B. The judge set the damages for an injured worker at $20 million and the damages for Kaiser at $335 million. Our 25% allocation is $88.8 million, plus legal interest. We have appealed this ruling. We believe there are meritorious defenses to the claim and intend to contest the litigation vigorously.

      The appeal required a bond in the amount of $104 million (the judgment plus legal interest). Plaintiffs successfully moved the trial court to increase the bond to $156 million. Our liability insurers have secured the $156 million bond.

      We have insurance coverage for this claim. If the judgment of $88.8 million is upheld, that amount would be within insurance policy limits. Under Louisiana law, legal interest on any judgment remains the responsibility of our liability insurers and those amounts do not impact available insurance limits. We do not expect this claim to have a material impact on our results of operations or financial condition.

     Other

      We are subject to federal, state, local and foreign environmental laws and regulations which govern the discharge of pollutants into the air, soil and water, as well as the handling and disposal of solid and hazardous wastes. We believe that we are in compliance, in all material respects, with applicable environmental laws and regulations and that the costs of maintaining such compliance with applicable environmental laws and regulations will not be material to our financial position or results of operations.

      We are also involved in legal proceedings and litigation arising in the ordinary course of business. In those cases where we are the defendant, plaintiffs may seek to recover large and sometimes unspecified amounts or other types of relief and some matters may remain unresolved for several years. Such matters may be subject to many uncertainties and outcomes are not predictable with assurance. We have provided for losses to the extent probable and estimable; however, additional losses, even though not anticipated, could be material with respect to our financial position, results of operations or liquidity in any given period.

DESCRIPTION OF OUTSTANDING INDEBTEDNESS

The Secured Debt

Current Credit Arrangements

      We have a $100 million committed revolving credit facility with a bank group which is secured by, among other things, inventory and equipment located in the United States. Availability under the facility as of March 30, 2003 was $49 million before considering outstanding letters of credit of approximately $38 million at March 30, 2003. This credit facility is subject to, among other things, limitations on equipment disposals, additional debt, liens and movement of equipment, and minimum liquidity requirements (exclusive of the proceeds of this offering). This facility matures in November 2003. There were no borrowings outstanding under this facility as of March 30, 2003. In connection with this offering, this credit facility has been amended to permit the issuance of the notes.

      Our subsidiary, Thomas & Betts Limited, has a committed revolving credit facility with a Canadian bank which had availability as of March 30, 2003 of approximately CAD$30 million (approximately US$20 million as of March 30, 2003). This facility is secured by inventory and accounts receivable located in Canada. This facility matures in March 2004. There were no borrowings outstanding under this facility as of March 30, 2003.

      We have the option, at the time of drawing funds under either of the facilities discussed above, of selecting an interest rate based on a number of benchmarks including LIBOR, the federal funds rate or the prime rate of the agent bank.

      The senior secured credit facilities contain standard covenants restricting investments, liens, debt, dispositions of collateral and the payment of dividends, unless certain conditions are met. Also included are financial covenants regarding minimum liquidity and capital expenditures. The senior secured credit facilities contain standard events of default such as covenant default and cross-default. We are in compliance with all covenants or other requirements set forth in our credit facilities. Further, we do not have any rating downgrade triggers that would accelerate the maturity dates of our debt. However, a downgrade in our credit rating by either rating agency could adversely affect our ability to renew existing, or obtain access to new, credit facilities in the future and could increase the cost of such facilities.

New Credit Agreement

      In April 2003, we executed a term sheet with Wachovia Bank, N.A. pursuant to which Wachovia will use best efforts to arrange a new secured U.S. credit facility agreement before our current $100 million committed revolving credit facility expires. During negotiation of the new credit facility agreement, we will seek additional availability than that which currently exists under our senior secured credit facility. We expect that the new credit facility would continue to be used for liquidity, as support for letters of credit and for general corporate purposes. Certain of our existing and future U.S. subsidiaries will act as guarantors under the new credit facility. The new credit facility and each subsidiary guarantee will be secured by, among other things, (1) our domestic inventory and certain equipment and real estate, (2) domestic accounts receivable, (3) certain deposit accounts, (4) certain intangible assets other than trademarks and patents and (5) 65% of the capital stock of our material foreign subsidiaries. We also expect that the new credit facility will be subject to, among other things, (1) limitations on consolidations, mergers, asset sales, investments, acquisitions, transactions with affiliates, liens and additional unsubordinated debt and (2) minimum liquidity requirements. In addition, as a condition to borrowing under the new credit facility, we may be required to place into escrow an amount equal to the net proceeds of this offering until such time as our 8.25% Notes due 2004 are repaid. The consummation of this transaction is subject to customary conditions, including, among other things, execution and delivery of loan documentation satisfactory to the bank group and perfection of the security interests in the collateral described above. The new credit facility would expire in May 2006.

The 8.25% Notes Due 2004

      The 8.25% Notes, of which $125 million aggregate principal amount are outstanding, mature on January 15, 2004. The indenture relating to the 8.25% Notes contains covenants including (1) limitations on liens on certain property, (2) limitations on sale-leaseback of certain property, (3) restrictions on the ability of certain of our subsidiaries to incur debt and (4) limitations on our ability to declare dividends and make certain distributions.

The 6.50% Notes Due 2006

      The 6.50% Notes, of which $150 million aggregate principal amount are outstanding, mature on January 15, 2006. The terms of the 6.50% Notes are substantially similar to those applicable to the 8.25% Notes.

The 6.625% Notes Due 2008

      The 6.625% Notes, of which $115 million aggregate principal amount are outstanding, mature on May 7, 2008. The terms of the 6.625% Notes are substantially similar to those applicable to the 8.25% Notes.

The 6.39% Notes Due 2009

      The 6.39% Notes, of which $150 million aggregate principal amount are outstanding, mature on February 10, 2009. The indenture relating to the 6.39% Notes contains covenants including (1) limitations on liens on certain property, (2) limitations on sale-leaseback of certain property and (3) restrictions on the ability of certain of our subsidiaries to incur debt.

Asset Securitization Program

      In September 2001, we established an asset securitization program. The program permits us to continually sell accounts receivable through September 20, 2003, to a maximum of $120 million as needed as a source of liquidity. As of March 30, 2003, availability under this facility was approximately $49 million. The amount of accounts receivable which may be sold from time to time depends on the level of eligible accounts receivable and restrictions on concentrations of receivables. At March 30, 2003, no receivables have been sold under this program. We plan to terminate this program in connection with the execution of our new U.S. credit facility currently being negotiated.

DESCRIPTION OF THE NOTES

      The following description of the particular terms of the notes offered by this prospectus supplement supplements, and in certain cases supersedes, the description of the general terms and provisions of the notes set forth in the accompanying prospectus (the notes are referred to in that prospectus as the “Debt Securities”). You should carefully read the entire prospectus and prospectus supplement to understand fully the terms of the notes. For definitions of certain capitalized terms used in the following description, see “— Certain Definitions” below.

      As used in this “Description of the Notes,” the terms “us,” “we,” “our” and “T&B” mean Thomas & Betts Corporation or any successor obligor and do not include any of its subsidiaries.

General

      The notes will be issued under a base indenture, dated as of August 1, 1998, between us and The Bank of New York, as trustee, as supplemented from time to time, including by a second supplemental indenture, to be dated the Original Issue Date and entered into by us and the trustee in respect of the notes. The base indenture as amended and supplemented by the supplemental indenture is referred to in this prospectus supplement as the “Indenture.” The base indenture is more fully described in the accompanying prospectus. The notes will be our general unsecured obligations, equal in right of payment to all of our existing and future senior Indebtedness (including our obligations under our Credit Facilities) and senior to our future Subordinated Indebtedness, if any.

      We will initially issue $125,000,000 aggregate principal amount of the notes. We may, without the consent of the holders of the notes, issue additional notes having the same interest rate and other terms as described in this prospectus supplement and in the accompanying prospectus. The notes will mature on June 1, 2013 (the “Maturity Date”) and may be subject to redemption at our option, or purchased by us at your option upon a Change of Control of T&B, prior to the Maturity Date.

      The notes will bear interest from the Original Issue Date at the per annum rate of 7.25%, payable semi-annually in arrears on June 1 and December 1 of each year, commencing on December 1, 2003, to holders of record at the close of business on May 15 or November 15, as the case may be, immediately preceding the relevant interest payment date. If any interest payment date or the Maturity Date falls on a day that is not a Business Day, principal or interest payable with respect to such interest payment date or the Maturity Date, as the case may be, will be paid on the next succeeding Business Day with the same force and effect as if it were paid on the date such payment was due, and no interest shall accrue on the amount so payable for the period from and after such interest payment date or the Maturity Date, as the case may be. Interest on the notes will be calculated on the basis of a 360-day year of twelve 30-day months. The notes will be issued in registered form, without coupons, and in denominations of $1,000 and integral multiples thereof. The notes will be payable as to principal, premium, if any, and interest at the office or agency of T&B maintained for such purpose within the City and State of New York or, at our option, by wire transfer of immediately available funds. See “— Book-Entry Procedures.” Until otherwise designated by us, our office or agency in New York will be the office of the trustee maintained for such purpose.

      Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, we will file with the SEC, to the extent such filings are accepted by the SEC, and will furnish (within 15 days after such filing) to the trustee and to the noteholders all quarterly and annual reports and other information, documents and reports that would be required to be filed with the SEC pursuant to Section 13 of the Securities Exchange Act of 1934 if we were required to file under that section.

Optional Redemption

      Except as set forth below, we may not redeem the notes before June 1, 2008. Beginning on June 1, 2008, we have the option to redeem all of the notes at any time or any portion of the notes from time to time as set forth below. The redemption prices (expressed as a percentage of principal amount) are as follows for notes redeemed during the 12-month period beginning June of the years set forth below:

Redemption
Year	Price

2008	103.625%
2009	102.417%
2010	101.208%
2011 and thereafter	100.000%

in each case together with accrued interest up to but not including the redemption date, unless the redemption date falls after an interest payment record date and on or before the related interest payment date, in which case the interest payment will be payable to holders of record on the relevant record date. Notwithstanding the foregoing, at any time and on more than one occasion prior to June 1, 2006, T&B may redeem up to 35% of the originally issued principal amount of the notes with the proceeds of one or more Equity Offerings, at a redemption price of 107.25% of the principal amount thereof plus accrued interest to the redemption date, provided that:

(1) at least 65% of the originally issued principal amount of the notes remains outstanding immediately after each such redemption (other than notes held, directly or indirectly, by T&B or its Affiliates); and

(2) each such redemption occurs within 60 days after the completion of the related Equity Offering.

      In the event of a partial redemption, we will specify the principal amount of the notes to be redeemed. We will mail notice to registered holders of the notes of our intent to redeem not less than 30 nor more than 60 days prior to the redemption date. The notes will be redeemable in multiples of $1,000 principal amount. There is no sinking fund for the notes.

Fall-Away Event

      If a Fall-Away Event, as defined below, occurs, and upon delivery by us to the trustee of an officers’ certificate certifying the Fall-Away Event, then the covenants described under “— Certain Covenants Before the Fall-Away Event” and the provisions of the Indenture described under “— Change of Control” will no longer be applicable to us or our Subsidiaries. For purposes of the Indenture, a “Fall-Away Event” occurs when (i) the notes are rated Investment Grade, as defined below, for a continuous period of at least 30 calendar days and (ii) no Event of Default or Default under the Indenture has occurred and is continuing. After the occurrence of the Fall-Away Event, we and our Subsidiaries will continue to be subject to the covenants described under “— Certain Covenants Before and After the Fall-Away Event” and “— Certain Covenants After the Fall-Away Event.” As a result, upon the occurrence of the Fall-Away Event, the notes will be entitled to substantially less covenant protection. If the notes are subsequently downgraded to, or otherwise become, non-Investment Grade, the Indenture covenants previously released will not be reinstated.

Change of Control Offer

      If a Change of Control occurs within the meaning of the Indenture, then you will have the right to require us to purchase your notes, in whole or in part in integral multiples of $1,000, at a purchase price in cash in an amount equal to 101% of the principal amount thereof, plus accrued interest, if any, to the date of purchase, pursuant to the offer described below and the other procedures set forth in the Indenture. However, if the Fall-Away Event has occurred prior to the time we are otherwise required to make the

Change of Control offer, we are not required to make the Change of Control offer. Within 30 days following any Change of Control, we will notify the trustee in writing of the Change of Control and give written notice of it to you by first-class mail, postage prepaid, at your address appearing in the security register, stating, among other things:

(1) the offer to repurchase notes at the Change of Control purchase price and on the Change of Control purchase date, which will be a business day no earlier than 30 days nor later than 60 days from the date the notice is mailed;

(2) that any note not tendered will continue to accrue interest;

(3) that, unless we default in the payment of the Change of Control purchase price, any notes accepted for payment pursuant to the Change of Control offer will cease to accrue interest after the Change of Control purchase date; and

(4) certain other procedures that you must follow to accept a Change of Control offer or to withdraw your acceptance of the Change of Control offer.

      The occurrence of certain of the events constituting a Change of Control under the Indenture may result in an event of default in respect of our Credit Facilities and other Indebtedness of T&B and its Subsidiaries and, consequently, the lenders under our Credit Facilities and the holders of any other Indebtedness of T&B and its Subsidiaries may have the right to require repayment of that Indebtedness in full. If a Change of Control offer is made, there can be no assurance that we will have available funds that are sufficient to pay the Change of Control purchase price for all of the notes that might be delivered by noteholders seeking to accept the Change of Control offer and other amounts that might become due and payable in respect of our other Indebtedness. Our failure to make or consummate the Change of Control offer or pay the Change of Control purchase price when due would result in an Event of Default under the Indenture and would give the trustee and the noteholders the rights described under “— Events of Default.”

      One of the events that would constitute a Change of Control under the Indenture is the sale of “all or substantially all” of our assets. This term has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. As a consequence, in the event that you or any other noteholders believe that we are obligated to make a Change of Control offer as a result of a sale of all or substantially all of our assets and we do not believe we are so obligated, there can be no assurance as to how a court interpreting New York law would interpret the phrase. The existence of noteholders’ rights to require us to purchase the notes upon a Change of Control may deter a third party from acquiring us in a transaction that constitutes a Change of Control. The definition of “Change of Control” in the Indenture is limited in scope and applies only to the occurrence of events before the Fall-Away Event. The provisions of the Indenture may not afford you the right to require us to purchase your notes in the event of a highly leveraged transaction or a reorganization, restructuring, merger or similar transaction involving us that may adversely affect you as a noteholder, if such transaction is not a transaction defined under the Indenture as a Change of Control. We will comply with any applicable securities laws and regulations, including Rule 14e-1 under the Securities Exchange Act of 1934, in connection with a Change of Control offer.

      This provision will not apply to the notes after the occurrence of the Fall-Away Event.

Certain Covenants of the Company Before the Fall-Away Event

      Set forth below are summaries of specific covenants contained in the Indenture that, as is the case with the “Change of Control” provision of the Indenture described above, will apply to the notes only before the occurrence of the Fall-Away Event.

      Limitations on Additional Indebtedness and Subsidiary Preferred Stock. After the Original Issue Date for the notes:

(1) T&B will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee, extend the stated maturity of, or otherwise become liable with respect to, any Indebtedness (including Acquired Indebtedness); and

(2) T&B will not permit any of its Subsidiaries to issue (except to T&B or any of its Wholly Owned Subsidiaries) or create any Preferred Stock or permit any Person (other than T&B or any of its Wholly Owned Subsidiaries) to own or hold any interest in any Preferred Stock of any such Subsidiary;

provided, however, that T&B may incur Indebtedness and T&B may permit its Subsidiaries to issue or create Preferred Stock if, after giving effect thereto, T&B’s Consolidated Interest Expense Coverage Ratio on that date would be at least 2.0 to 1.0, determined on a pro forma basis as if the incurrence of such additional Indebtedness or the issuance of such Preferred Stock (declared to have an aggregate principal amount equal to the aggregate liquidation value of that Preferred Stock), as the case may be, and the application of the net proceeds from that additional Indebtedness or Preferred Stock, had occurred at the beginning of the four-quarter period used to calculate T&B’s Consolidated Interest Expense Coverage Ratio.

      Notwithstanding the foregoing, and irrespective of the Consolidated Interest Expense Coverage Ratio, in addition to Existing Indebtedness:

(1) T&B may incur Indebtedness pursuant to the notes;

(2) T&B may incur Indebtedness pursuant to the Credit Agreement;

(3) T&B and its Subsidiaries may incur Indebtedness pursuant to Credit Facilities in an aggregate principal amount at any time outstanding not to exceed the excess of (a) $250.0 million over (b) all Indebtedness outstanding under the Credit Agreement incurred pursuant to clause (2) above, provided that the aggregate principal amount of such Indebtedness incurred by its Subsidiaries at any time outstanding shall not exceed $75.0 million;

(4) T&B and its Subsidiaries may incur Indebtedness pursuant to Credit Facilities under which the principal amount that may be issued or otherwise obtained is based upon eligible Accounts Receivable or eligible Inventory and the aggregate principal amount of such Indebtedness at any time outstanding shall not exceed an amount equal to the sum of (A) 100% of the book value of the consolidated Accounts Receivable of T&B and its Consolidated Subsidiaries plus (B) 100% of the book value (excluding last-in-first-out reserves, if any) of the consolidated Inventory of T&B and its Consolidated Subsidiaries minus (C) the aggregate principal amount of outstanding Indebtedness secured by any Accounts Receivable or Inventory of T&B or any of its Consolidated Subsidiaries, other than Indebtedness outstanding under a Credit Facility, minus (D) other outstanding Investments (other than Indebtedness under a Credit Facility or as described in clause (C) above) under any asset securitization or similar facility in respect of Accounts Receivable or Inventory of T&B or its Consolidated Subsidiaries, provided that the aggregate principal amount of all such Indebtedness at any time outstanding shall not exceed $120.0 million;

(5) T&B and its Subsidiaries may incur Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are applied to refund, refinance or extend, Existing Indebtedness or other Indebtedness that was permitted by the Indenture to be incurred under this “Limitations on Additional Indebtedness and Subsidiary Preferred Stock” covenant except for Indebtedness incurred under clauses (2), (3) and (4) above and clauses (6) and (7) below;

(6) T&B may incur any Indebtedness to any of its Subsidiaries or any of its Subsidiaries may incur any Indebtedness to T&B or to any other Subsidiary of T&B;

(7) T&B and its Subsidiaries may incur any Indebtedness evidenced by letters of credit that are used in the ordinary course of business of T&B and its Subsidiaries (a) to secure workers’ compensation and other insurance coverages or (b) otherwise so long as the aggregate reimbursement obligations with respect to letters of credit under this subclause (b) at any one time outstanding shall not exceed $5.0 million;

(8) T&B and its Subsidiaries may incur Capital Lease Obligations and Attributable Debt, in each case excluding Existing Indebtedness, but including all Permitted Refinancing Indebtedness incurred in exchange for, or the net proceeds of which are applied to refund, refinance or extend, any Indebtedness incurred pursuant to this clause, in an aggregate principal amount at any one time outstanding not to exceed 3.0% of Consolidated Net Tangible Assets;

(9) T&B may incur Indebtedness, whether or not secured by a Lien, constituting all or a part of the purchase price of assets or property acquired or constructed after the Original Issue Date of the notes, including all Permitted Refinancing Indebtedness incurred in exchange for, or the net proceeds of which are applied to refund, refinance or extend, any Indebtedness incurred pursuant to this clause, not to exceed 12.5% of Consolidated Net Tangible Assets at any time outstanding; and

(10) T&B’s Subsidiaries may incur Indebtedness, including all Permitted Refinancing Indebtedness incurred in exchange for, or the net proceeds of which are applied to refund, refinance or extend, any Indebtedness incurred pursuant to this clause, in an aggregate principal amount at any time outstanding not to exceed $125.0 million, in addition to Existing Indebtedness and other Indebtedness permitted to be incurred by T&B’s Subsidiaries pursuant to any of clauses (3) through (8) above.

      For purposes of determining compliance with this “Limitations on Additional Indebtedness and Subsidiary Preferred Stock” covenant, if an item of proposed Indebtedness meets the criteria of more than one of the categories of permitted Indebtedness described in clauses (1) through (10) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, T&B will be permitted to classify such item of Indebtedness on the date of its incurrence in any manner that complies with this covenant.

      This covenant will not apply to the notes after the occurrence of the Fall-Away Event.

      Limitations on Restricted Payments. T&B will not, and will not permit any of its Subsidiaries to, directly or indirectly, make any Restricted Payment if at the time of that Restricted Payment:

(1) a Default or Event of Default under the Indenture has occurred and is continuing or will occur as a consequence of that Restricted Payment;

(2) after giving effect to the proposed Restricted Payment, the amount of that Restricted Payment, when added to the aggregate amount of all Restricted Payments made after the Original Issue Date of the notes, exceeds the sum of:

(i) 50.0% of T&B’s Consolidated Net Income accrued during the period (taken as a single period) commencing on March 31, 2003 to and including the fiscal quarter ended immediately prior to the date of such Restricted Payment (or, if the aggregate Consolidated Net Income is a deficit, minus 100.0% of that aggregate deficit), plus

(ii) the net cash proceeds from the issuance and sale of T&B’s Capital Stock (other than to any of T&B’s Subsidiaries) that is not Disqualified Stock during the period (taken as a single period) commencing with the Original Issue Date of the notes; or

(3) T&B would not be able to incur an additional $1.00 of Indebtedness under the Consolidated Interest Expense Coverage Ratio in the “— Limitations on Additional Indebtedness and Subsidiary Preferred Stock” covenant.

      Notwithstanding the foregoing, T&B may:

(1) pay any dividend within 60 days after the date of declaration of that dividend if the payment of that dividend would have complied with the limitations of this “Limitations on Restricted Payments” covenant on the date of declaration;

(2) retire shares of T&B’s Capital Stock or Indebtedness of T&B or any of its Subsidiaries out of the proceeds of a substantially concurrent sale (other than to one of T&B’s Subsidiaries) of shares of T&B’s Capital Stock (other than Disqualified Stock);

(3) make Investments that, when added to the aggregate amount of all such other Investments made pursuant to this clause after the Original Issue Date of the notes, do not exceed 3.0% of T&B’s Consolidated Net Tangible Assets at such time (with each such Investment being valued as of the date made and without regard to subsequent changes in value);

(4) repurchase, redeem, acquire or otherwise retire for value any Capital Stock of T&B or any of its Subsidiaries held by any member of T&B’s (or any of its Subsidiaries’) management or former management pursuant to any management equity subscription agreement, stock option agreement, employment agreement, stock compensation plan or similar agreement but excluding payments made to holders upon the exercise of stock appreciation rights, approved by T&B’s board of directors or a committee thereof consisting solely of two or more “non-employee directors” (within the meaning of Rule 16b-3(b)(3)(i) under the Securities Exchange Act of 1934), provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Capital Stock may not in an aggregate amount exceed (a) $5.0 million in any twelve-month period plus (b) $5.0 million;

(5) pay any dividend in respect of shares of T&B’s Capital Stock, provided that the aggregate amount of all such dividends paid pursuant to this clause, excluding dividends payable pursuant to clause (1) above, shall not exceed $20.0 million in any fiscal year of T&B; provided, however, that to the extent that such dividends are not paid in such fiscal year pursuant to this clause, the aggregate unused amount thereof may be used at any time thereafter to repurchase T&B’s Voting Stock on the New York Stock Exchange (or such other national securities exchange or automated quotation system on which T&B’s Voting Stock is then listed or quoted) pursuant to a stock repurchase program approved by T&B’s board of directors; and

(6) make other Restricted Payments in an aggregate amount not to exceed $30.0 million;

provided, however, that each Restricted Payment described in clause (1) or (2) above will be taken into account for purposes of computing the aggregate amount of all Restricted Payments pursuant to clause (2) of the immediately preceding paragraph.

      This covenant will not apply to the notes after the occurrence of the Fall-Away Event.

      Limitations on Restrictions on Distributions from Subsidiaries. T&B will not, and will not permit any of its Subsidiaries to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction (other than encumbrances or restrictions imposed by law or by judicial or regulatory action or by provisions in leases or other agreements that restrict the assignability of the lease or assignment) on the ability of any of T&B’s Subsidiaries to:

(1) pay dividends or make any other distributions on its Capital Stock or any other interest or participation in, or measured by, its profits, owned by T&B or any of its other Subsidiaries, or pay interest on or principal of any Indebtedness owed to T&B or any of its other Subsidiaries;

(2) make loans or advances to T&B or any of its other Subsidiaries; or

(3) transfer any of its properties or assets to T&B or any of its other Subsidiaries,

in each case except for encumbrances or restrictions existing under or by reason of:

(1) applicable law;

(2) any of the Credit Facilities;

(3) Existing Indebtedness and agreements evidencing such Existing Indebtedness as in effect on the date of the Indenture;

(4) any restrictions under any agreement evidencing any Acquired Indebtedness that was permitted to be incurred pursuant to the Indenture and that was not incurred in anticipation or contemplation of the related acquisition, provided that the restrictions and encumbrances only apply to assets that were subject to those restrictions and encumbrances prior to the acquisition of those assets by T&B or any of its Subsidiaries;

(5) restrictions or encumbrances replacing those permitted by clauses (2), (3) and (4) above that, taken as a whole, are not materially more restrictive, as determined in good faith by T&B’s board of directors;

(6) the Indenture;

(7) any restrictions and encumbrances arising in connection with Permitted Refinancing Indebtedness; provided, however, any restrictions or encumbrances of the type described in this clause that arise under Permitted Refinancing Indebtedness must not, taken as a whole, be materially more restrictive, as determined in good faith by T&B’s board of directors, than those under the agreement creating or evidencing the Indebtedness being refunded or refinanced;

(8) any restrictions with respect to a Subsidiary of T&B imposed pursuant to an agreement that has been entered into for the sale or other disposition of all or substantially all of the Capital Stock or assets of that Subsidiary;

(9) any agreement restricting the sale or other disposition of property securing Indebtedness if that agreement does not expressly restrict the ability of a Subsidiary of T&B to pay dividends or make loans or advances; and

(10) customary restrictions in purchase money debt or leases relating to the property covered by that debt or lease.

      This covenant will not apply to the notes after the occurrence of the Fall-Away Event.

      Limitations on Asset Sales. T&B will not, and will not permit any of its Subsidiaries to, consummate any Asset Sale unless:

(1) T&B or the selling Subsidiary receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets included in that Asset Sale;

(2) immediately before and immediately after giving effect to that Asset Sale, no Default or Event of Default under the Indenture has occurred and is continuing; and

(3) at least 50.0% of the consideration received in the Asset Sale by T&B or its selling Subsidiary is in the form of cash paid at the closing of that Asset Sale; provided, however, that if less than 50.0%, but at least 25.0%, of the consideration received at such closing by T&B or its selling Subsidiary is in the form of cash, such other consideration shall be deemed to be “cash” for this purpose if it consists of securities, notes or other obligations received by T&B or any of its Subsidiaries and is converted to cash no later than ten Business Days after such closing.

      The term “cash” for purposes of this “Limitations on Asset Sales” covenant will include the amount (without duplication) of any Indebtedness (other than Subordinated Indebtedness) of T&B or its Subsidiary that is expressly assumed by the transferee in that Asset Sale and with respect to which T&B or its Subsidiary, as the case may be, is unconditionally released by the holder of that assumed Indebtedness, as well as any notes, securities or similar obligations or items of property received from that transferee that are immediately converted, sold or exchanged by T&B or its Subsidiary for cash (to the extent of the cash actually so received).

      If at any time any non-cash consideration received by T&B or any of its Subsidiaries, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any of that non-cash consideration), then the date of that conversion or disposition will be deemed to constitute the date of an Asset Sale under this covenant and the Net Proceeds thereof will be applied in accordance with this “Limitations on Asset Sales” covenant.

      If T&B or any of its Subsidiaries engages in an Asset Sale, T&B or that Subsidiary will, no later than 360 days after that Asset Sale,

(1) apply all or any of the Net Proceeds from that Asset Sale to repay Indebtedness that ranks equal with the notes;

(2) invest, whether by way of capital expenditure, acquisition, addition to working capital or otherwise, all or any part of the Net Proceeds from that Asset Sale in any lines of business of T&B or of any of its Subsidiaries immediately prior to that investment; or

(3) any combination of clause (1) or (2) above.

      The amount of the Net Proceeds not applied or invested as provided above, and in excess of $25 million, will constitute “excess proceeds.” When the cumulative aggregate amount of excess proceeds equals or exceeds $25 million, T&B will be required to make an offer to purchase, from all noteholders, an aggregate principal amount of notes equal to the amount of the excess proceeds as follows:

(1) T&B will make an offer to all holders in accordance with the procedures set forth in the Indenture to purchase the maximum principal amount (expressed as a multiple of $1,000) of notes that may be purchased out of the amount of the excess proceeds; and

(2) the offer price for the notes will be payable in cash in an amount equal to 100% of the principal amount of the notes tendered pursuant to the offer, plus accrued and unpaid interest, if any, to the date the offer is consummated, in accordance with the procedures set forth in the Indenture.

      To the extent that the aggregate purchase price of notes tendered pursuant to one of these offers is less than the amount of cash available for the offer, T&B may use the amount remaining after the offer for general corporate purposes. If the aggregate purchase price of notes validly tendered and not withdrawn by noteholders exceeds the amount of cash available for the offer, notes to be purchased will be selected on a pro rata basis.

      Upon completion of the offer in accordance with the foregoing provisions, the amount of excess proceeds with respect to the offer was made will be deemed to be zero.

      In the event that any other of T&B’s Indebtedness that ranks equal with the notes requires an offer to purchase to be made to repurchase that other debt upon the consummation of an Asset Sale, T&B may apply the excess proceeds from the Asset Sale to both purchase that other debt and to make an offer for the notes so long as the purchase price of the other debt does not exceed 100% of the aggregate principal amount or accreted value of that debt, plus interest on it.

      With respect to any excess proceeds from an Asset Sale, T&B will make the repurchase offer for the notes at the same time as the analogous offer to purchase is made pursuant to any other debt and the purchase date in respect of the notes will be the same as the purchase date for any other debt. With respect to any repurchase offer for the notes effected pursuant to this “Limitations on Asset Sales” covenant, to the extent the aggregate principal amount of notes pursuant to this repurchase offer, together with any other debt being concurrently repurchased pursuant to the concurrent offer to purchase with respect to that other debt, that are tendered exceeds the excess proceeds from the Asset Sale, then the notes and the other debt will be purchased pro rata based on the aggregate principal amount of the notes and the other debt tendered by each holder. T&B will comply with any applicable securities laws and regulations in connection with a repurchase offer.

      This covenant will not apply to the notes after the occurrence of the Fall-Away Event.

Certain Covenants of the Company Before and After the Fall-Away Event

      Set forth below are summaries of certain covenants contained in the Indenture that will apply to the notes both before and after the occurrence of the Fall-Away Event.

      Limitations upon Liens. Neither T&B nor any of its Subsidiaries will create, incur, issue or assume any Indebtedness secured by any Lien on any Principal Property now owned or hereafter acquired by T&B or any Restricted Subsidiary. The Indenture does not permit T&B or any of its Subsidiaries to create, incur, issue or assume any Indebtedness secured by any Lien on any shares of stock or Indebtedness now existing, or created or acquired after the Original Issue Date of the notes, of any Restricted Subsidiary (these shares of stock or Indebtedness of any Restricted Subsidiary are called “Restricted Securities”), without in any case effectively providing concurrently with the incurrence, issuance or assumption of that Indebtedness or the grant of any Lien with respect to that Indebtedness that the notes (together with, if T&B determines, any other Indebtedness either of T&B or of any of its Subsidiaries then existing or thereafter created that is not subordinate to the notes) will be secured equally and ratably with (or prior to) that secured Indebtedness, and as long as that secured Indebtedness is also secured. This restriction will not, however, apply to Indebtedness secured by:

(1) Liens on any Principal Property or Restricted Securities either of T&B or any of its Subsidiaries existing on the Original Issue Date of the notes;

(2) Liens on any Principal Property or Restricted Securities of any corporation existing at the time that corporation becomes a Restricted Subsidiary or is merged with or into or consolidated with T&B or a Restricted Subsidiary, or at the time of a sale, lease or other disposition of the properties of a corporation as an entirety or substantially as an entirety to T&B or a Restricted Subsidiary, or arising after it is acquired and pursuant to contractual commitments entered into prior to and not in contemplation of that corporation becoming a Restricted Subsidiary and not in contemplation of that merger or consolidation or sale, lease or other disposition;

(3) Liens on any Principal Property or Restricted Securities of T&B or any of its Subsidiaries existing at the time of acquisition of that Principal Property or Restricted Security (including acquisition through merger or consolidation) or securing the payment of all or any part or the purchase price or construction cost of that Principal Property or Restricted Security or securing any Indebtedness incurred prior to, at the time of or within 360 days after, the acquisition of that Principal Property or Restricted Securities or the completion of any construction, whichever is later, for the purpose of financing all or any part of the purchase price or construction cost of that Principal Property or Restricted Security;

(4) Liens on any Principal Property to secure all or any part of the cost of development, operation, construction, alteration, repair or improvement of all or any part of that Principal Property, or to secure Indebtedness incurred prior to, at the time of or within 360 days after, the completion of its development, operation, construction, alteration, repair or improvement, whichever is later, for the purpose of financing all or any part of its cost;

(5) Liens which secure Indebtedness owing by a Subsidiary of T&B to T&B or to any Restricted Subsidiary;

(6) Liens on T&B’s property or the property of any Restricted Subsidiary in favor of the United States of America or any U.S. state, or any department, agency, instrumentality or political subdivision of the United States of America or any U.S. state, that:

(i) secure partial, progress, advance or other payments pursuant to any contract or statute;

(ii) secure Indebtedness incurred to finance all or any part of the purchase price or cost of constructing, installing or improving the property subject to mortgages including mortgages to secure Indebtedness of the pollution control or industrial revenue bond type; or

(iii) secure Indebtedness issued or guaranteed by the United States of America, any U.S. state, any foreign country or any department, agency, instrumentality or political subdivision of any of those jurisdictions;

(7) Liens in respect of T&B’s facilities in Byhalia, Mississippi to secure Indebtedness permitted to be incurred pursuant to the Credit Facilities;

(8) Liens securing Indebtedness incurred pursuant to clause (4) of the second paragraph of the “Limitations on Additional Indebtedness and Subsidiary Preferred Stock” covenant; and

(9) any extension, renewal, substitution or replacement of any of the Liens referred to in clauses (1) through (8) above in this “Limitations upon Liens” covenant or the Indebtedness secured by those Liens.

      Notwithstanding the foregoing, the Indenture provides that T&B and any of its Subsidiaries may create, incur, issue or assume Indebtedness secured by a Lien that would otherwise be subject to the foregoing restrictions if the aggregate principal amount of all Indebtedness secured by Liens on Principal Properties and Restricted Securities then outstanding (not including any Indebtedness secured by Liens permitted to be incurred pursuant to any of clauses (1) through (9) above) plus Attributable Debt of T&B and Restricted Subsidiaries in respect of Sale and Leaseback Transactions that would otherwise be subject to the restrictions described below under “Certain Covenants of the Company After the Fall-Away Event — Limitations upon Sales and Leasebacks” does not at the time that Indebtedness is incurred exceed an amount equal to 12.5% of Consolidated Net Tangible Assets.

      For the purposes of this “Limitations upon Liens” covenant, the giving of a guarantee which is secured by a Lien on Principal Property or Restricted Securities, and the creation of a Lien on Principal Property or Restricted Securities to secure Indebtedness which existed prior to the creation of that Lien, will be deemed to involve the creation of Indebtedness in an amount equal to the principal amount guaranteed or secured by that Lien; but the amount of Indebtedness secured by Liens on Principal Properties and Restricted Securities will be computed without cumulating the underlying Indebtedness with any guarantee of it or Lien securing the same.

      Consolidation, Merger and Sale of Assets. T&B, without the consent of the holders of the notes, may consolidate or merge with or into, convey, transfer or lease any of its property as an entirety or substantially as an entirety to, any Person, provided that:

(1) any successor Person must be a corporation organized and existing under the laws of the United States and must assume T&B’s obligations on the Debt Securities and the Indenture;

(2) immediately after giving effect to that transaction no Event of Default, and no event which after notice or lapse of time, or both, would be come an Event of Default, will have occurred and be continuing;

(3) if that transaction occurs prior to the occurrence of the Fall-Away Event, immediately after giving effect to that transaction and the use of any net proceeds from it on a pro forma basis, the Consolidated Net Worth of T&B or of T&B’s successor, as the case may be, would be at least equal to T&B’s Consolidated Net Worth immediately prior to that transaction;

(4) if that transaction occurs prior to the occurrence of the Fall-Away Event, immediately after giving effect to that transaction and the use of any net proceeds from it on a pro forma basis, the Consolidated Interest Expense Coverage Ratio of T&B or its successor, as the case may be, would be such that T&B or its successor, as the case may be, would be entitled to incur at least $1.00 of additional Indebtedness under the Consolidated Interest Expense Coverage Ratio test in the “Certain Covenants of the Company Before the Fall-Away Event — Limitations on Additional Indebtedness and Subsidiary Preferred Stock” covenant; and

(5) T&B has delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that the consolidation, merger, conveyance, transfer or sale or lease complies with the provisions of the Indenture.

Certain Covenants of the Company After the Fall-Away Event

      Set forth below are summaries of certain covenants contained in the Indenture that will apply to the notes only after the occurrence of the Fall-Away Event.

      Limitations upon Sales and Leasebacks. Neither T&B nor any Restricted Subsidiary will enter into a Sale and Leaseback Transaction unless, either:

(1) T&B and that Restricted Subsidiary would be entitled, pursuant to the provisions described in the “Certain Covenants of the Company Before and After the Fall-Away Event — Limitations on Liens” covenant described above, to incur Debt secured by a Lien on that Principal Property in a principal amount equal to or exceeding the Attributable Debt in respect of that Sale and Leaseback Transaction without equally and ratably securing the notes; or

(2) T&B, within 180 days after the sale or transfer, applies or causes any of that Restricted Subsidiary to apply an amount equal to the Net Proceeds of that sale or transfer (as determined by any two of the following: the President, any Vice President, the Treasurer and the Controller of T&B) to the retirement of the notes or other Funded Debt of T&B (other than Funded Debt subordinated to the notes) or Funded Debt of any Restricted Subsidiary. However the amount to be so applied to retirement of the notes or Funded Debt will be reduced by:

(i) the principal amount of notes delivered within 180 days after that sale or transfer to the trustee for retirement and cancellation; and

(ii) the principal amount of any Funded Debt of either T&B or any Restricted Subsidiary, other than notes, voluntarily retired by T&B or any Restricted Subsidiary within 180 days after that sale or transfer to the trustee for retirement and cancellation, excluding in the case of both clauses (i) or (ii) above retirement pursuant to any mandatory sinking fund payment or any mandatory prepayment provision or by payment at maturity.

      Restrictions on Funded Debt of Restricted Subsidiaries. T&B will not permit any Restricted Subsidiary to create, incur, issue, assume or guarantee any Funded Debt. This restriction will not apply if:

(1) T&B or that Restricted Subsidiary could create Debt secured by Liens in accordance with the “Certain Covenants of the Company Before and After the Fall-Away Event — Limitations upon Liens” covenant described above or enter into a Sale and Leaseback Transaction in accordance with the “— Limitations upon Sales and Leasebacks” covenant described above in an amount equal to that Funded Debt, without equally and ratably securing the notes;

(2) that Funded Debt existed on the date of the Original Issue Date of the notes;

(3) that Funded Debt is owed to T&B or any of its Subsidiaries;

(4) that Funded Debt existed at the time the corporation that issued the Funded Debt became a Restricted Subsidiary of T&B, or was merged with or into or consolidated with a Restricted Subsidiary, or at the time of a sale, lease or other disposition of the properties of that corporation as an entirety to a Restricted Subsidiary, or arising thereafter:

(i) otherwise than in connection with the borrowing of money arranged thereafter; and

(ii) pursuant to contractual commitments entered into prior to and not in contemplation of that corporation becoming a Restricted Subsidiary and not in contemplation of any merger or consolidation or any sale, lease or other disposition;

(5) that Funded Debt is guaranteed by T&B;

(6) that Funded Debt is guaranteed by a governmental agency;

(7) that Funded Debt is issued, assumed or guaranteed in connection with, or with a view to, compliance by that Restricted Subsidiary with the requirements of any program adopted by any federal, state or local governmental authority and applicable to that Restricted Subsidiary and providing financial or tax benefits to that Restricted Subsidiary which are not available directly to T&B;

(8) that Funded Debt is issued, assumed or guaranteed to pay all or any part of the purchase price or the construction cost of property or equipment acquired or constructed by a Restricted Subsidiary, if the Funded Debt is incurred within 360 days after acquisition, completion of construction or commencement of full operation of that property, whichever is later;

(9) that Funded Debt is non-recourse; or

(10) that Funded Debt is incurred for the purpose of extending, renewing, substituting, replacing or refunding Funded Debt permitted by any of clauses (1) through (9) above.

      Notwithstanding the foregoing, any Restricted Subsidiary may create, incur, issue, assume or guarantee Funded Debt which would otherwise be subject to the foregoing restrictions in an aggregate principal amount which, together with the aggregate outstanding principal amount of all other Funded Debt of Restricted Subsidiaries which would otherwise be subject to these restrictions (not including Funded Debt permitted to be incurred pursuant to any of clauses (1) through (10) above), does not at the time the Funded Debt is incurred exceed an amount equal to 12.5% of Consolidated Net Tangible Assets.

Modification, Amendment and Waiver

      Modifications and amendments of the Indenture may be made by us and the trustee only with the consent of the holders of a majority in principal amount of each series of Debt Securities to be affected if less than all series are to be affected by such modification. No such modification or amendment may, without the consent of each holder of a note, do any of the following:

(1) change the Maturity Date or the date of any installment of interest on the notes;

(2) reduce the principal amount of, rate of interest on, or premium payable upon the redemption of, the notes;

(3) change any place of payment where, or the currency in which, the notes or the interest or any premium thereon is payable;

(4) alter the provisions with respect to our obligation to make a Change of Control offer in accordance with “— Change of Control Offer” above or to make an Asset Sale offer in accordance with “— Certain Covenants of the Company Before the Fall-Away Event — Limitations on Asset Sales” above;

(5) impair the right to institute suit for the enforcement of any payment on or regarding the notes on or after the Maturity Date (or, in the case of redemption, on or after the redemption date); or

(6) reduce the percentage in principal amount of outstanding notes the consent of whose holders is required for modification or amendment of the Indenture, for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.

      The holders of a majority in principal amount of the outstanding notes may on behalf of the holders of all notes waive any past default under the Indenture and its consequences, except a default:

(1) in the payment of the principal, premium, if any, or interest on the notes; and

(2) in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding note.

Events of Default

      Each of the following events is an Event of Default with respect to the notes:

(1) default for more than 30 days in the payment of any interest on the notes when it becomes due;

(2) default in the payment of principal of, or premium, if any, on, the notes when due;

(3) failure by T&B to comply with its then applicable obligations or covenants described under the captions “— Change of Control Offer,” “— Certain Covenants of the Company Before the Fall-Away Event — Limitations on Asset Sales” or, at any time prior to the occurrence of the Fall-Away Event, “Certain Covenants of the Company Before and After the Fall-Away Event — Consolidation, Merger and Sale of Assets”;

(4) default in the performance, or breach, of any covenant in the Indenture, other than clauses (1), (2) and (3) above, for more than 60 days after written notice as provided in the Indenture;

(5) an aggregate principal amount of Indebtedness exceeding $25,000,000 becomes due prior to its maturity, without such acceleration having been rescinded or annulled within 60 days after written notice of such acceleration as provided in the Indenture; or

(6) certain events in bankruptcy, insolvency or reorganization with respect to T&B have occurred.

Defeasance and Covenant Defeasance

      The provisions of the Indenture relating to defeasance and covenant defeasance, as described in “Description of Debt Securities — Defeasance and Covenant Defeasance” in the accompanying prospectus shall apply to the notes. In addition, T&B may, at its option and at any time, elect to have such provisions apply to its obligations with respect to certain other covenants that are identified in the Indenture.

Book-Entry Procedures

      The notes will be issued in the form of one or more fully registered global securities in multiples of $1,000 that will be deposited with The Depository Trust Company, New York, New York (“DTC”) or its nominee. This means that we will not issue certificates to each holder. Each global security will be issued in the name of Cede & Co., DTC’s nominee, which will keep a computerized record of its participants (for example, your broker) whose clients have purchased notes. The participant will then keep a record of its clients who purchased the notes. Unless it is exchanged in whole or in part for a certificate, a global security may not be transferred, except that DTC, its nominees, and their successors may transfer a global security as a whole to one another. See “Description of Debt Securities — Book-Entry Procedures” in the accompanying prospectus.

      Beneficial interests in global securities will be shown on, and transfers of global securities will be made only through, records maintained by DTC and its participants. If you are not a participant in DTC, you may beneficially own notes held by DTC only through a participant.

      The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer beneficial interests in a global security.

      DTC has provided us the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

      DTC holds securities that its direct participants deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations.

      DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

      Purchases of notes represented by one or more global securities under the DTC system must be made by or through direct participants, which will receive a credit for the notes on DTC’s records. The ownership interest of each beneficial owner of each note is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in notes, except in the event that use of the book-entry system for the notes is discontinued.

      To facilitate subsequent transfers, all notes deposited by direct participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of notes with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes; DTC’s records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

      Delivery of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Redemption notices, if any, will be sent to DTC. If less than all of the notes within an issue are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant in such issue to be redeemed.

      Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the notes. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the notes are credited on the record date (identified in a listing attached to the omnibus proxy).

      Redemption proceeds and distributions on the notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from us or the paying agent on payable date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of each participant and not of DTC, the paying agent, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds and distributions to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of us or the paying agent, disbursement of such payments to direct participants will be the responsibility of DTC, and disbursement of such payments to the beneficial owners will be the responsibility of direct and indirect participants.

      A beneficial owner must give notice to elect to have its notes purchased or tendered, through its participant, to the paying agent, and will effect delivery of the notes by causing the direct participant to transfer the participant’s interest in the notes, on DTC’s records, to the paying agent. The requirement for physical delivery of the notes in connection with an optional tender or a mandatory purchase will be deemed satisfied when the ownership rights in the notes are transferred by direct participants on DTC’s records and followed by a book-entry credit of tendered securities to the paying agent’s DTC account.

      DTC may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to us or the paying agent. Under such circumstances, in the event that a successor securities depository is not obtained, note certificates are required to be printed and delivered. We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, note certificates will be printed and delivered.

      The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for its accuracy.

Information Concerning the Trustee

      We have appointed The Bank of New York as trustee under the Indenture and as paying agent with regard to the notes.

Certain Definitions

      Set forth below is a summary of certain of the definitions of certain capitalized terms used in the indenture. Reference is made to the indenture for the full definition of all the terms used in the indenture.

      “Accounts Receivable” of any Person means any and all accounts, contract rights, chattel paper, instruments, documents, general intangibles and other obligations of any kind relating to the sale or lease of goods and the rendering of services by such Person, all rights relating thereto, all deposit accounts containing the proceeds thereof, all books and records relating thereto and the proceeds thereof.

      “Acquired Indebtedness” means (i) with respect to any Person that becomes a Subsidiary of T&B after the Original Issue Date of the notes, Indebtedness of that Person and its Subsidiaries existing at the time that Person becomes a Subsidiary of T&B and (ii) with respect to T&B or any of its Subsidiaries, any Indebtedness assumed by T&B or any of its Subsidiaries in connection with the acquisition of an asset from another Person.

      “Affiliate” of any specified Person means any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

      “Asset Sale” for any Person means the sale, lease, conveyance or other disposition (including, without limitation, by merger or consolidation, and whether by operation of law or otherwise) of any of that Person’s assets (including, without limitation, the sale or other disposition of Capital Stock of any

Subsidiary of that Person, whether by that Person or by that Subsidiary), whether owned on the Original Issue Date of the notes or subsequently acquired, in one transaction or a series of related transactions, in which that Person or its Subsidiaries sell, lease, convey or otherwise dispose of:

(1) all or substantially all of the Capital Stock of any of that Person’s Subsidiaries;

(2) assets that constitute all or substantially all of any division or line of business of that Person or any of its Subsidiaries; or

(3) any other assets of that Person or any of its Subsidiaries, other than in the ordinary course of business, provided that the Fair Market Value of the assets is at least $10.0 million;

provided, however, that the following will not constitute Asset Sales:

(i) transactions between T&B and any of its Wholly Owned Subsidiaries or among T&B’s Wholly Owned Subsidiaries;

(ii) any transaction not prohibited by the covenant described under “— Certain Covenants of the Company Before the Fall-Away Event — Limitations on Restricted Payments” or that constitutes a Permitted Investment;

(iii) any transfer of assets (including Capital Stock) that is governed by and in accordance with the provisions described under “— Certain Covenants of the Company Before and After the Fall-Away Event — Consolidation, Merger and Sale of Assets” or the creation of any Lien not prohibited by the covenant described under “— Certain Covenants of the Company Before and After the Fall-Away Event — Limitations on Liens”;

(iv) the sale or lease of equipment, inventory, accounts receivable or other assets in the ordinary course of business;

(v) sales of damaged, worn-out or obsolete equipment or assets that, in T&B’s reasonable judgment, are no longer either used or useful in the business of T&B or its Subsidiaries;

(vi) the sale at any time, but not more than one such transaction, of Voting Stock in a Person (other than a Subsidiary of T&B); or

(vii) one or more transactions during any twelve-month period with an aggregate Fair Market Value of less than $25.0 million, determined without regard to whether such transactions are related, but excluding sales of Capital Stock of T&B’s Subsidiaries.

      “Attributable Debt” means, as to any particular lease under which any Person is at the time liable for a term of more than 12 months, at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by that Person under that lease during the remaining term of that lease (excluding any subsequent renewal or other extension options held by the lessee), discounted from the respective due dates of the rental payments to that date at the interest rate inherent in that lease (the discount rate to be determined by any two of the following: the President, any Vice President, the Treasurer and the Controller of T&B), compounded annually. The net amount of rent required to be paid under any such lease for any such period should be the aggregate amount of the rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of maintenance and repairs, services, insurance, taxes, assessments, water rates and similar charges and contingent rents (such as those based on sales). In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount of rent should include the lesser of (i) the total discounted net amount of rent required to be paid from the later of the first date upon which such lease may be so terminated or the date of the determination of such amount of rent, as the case may be, and (ii) the amount of such penalty (in which event no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated).

      “Business Day” means any day other than Saturday, Sunday or other day on which banking institutions in New York are authorized or obligated by law to close.

      “Capital Lease Obligations” of any Person means the obligation of that Person to pay rent or other amounts under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of that obligation will be the capitalized amount of that obligation determined in accordance with GAAP.

      “Capital Stock” of any Person means any and all shares, rights to purchase, warrants or options (whether or not currently exercisable), participation or other equivalents of or interest in (however designated) the equity (including without limitation common stock, Preferred Stock and partnership, joint venture and limited liability company interests) of that Person (excluding any debt securities that are convertible into, or exchangeable for, that equity).

      “Change of Control” means the following:

(1) a third Person, including a “group” as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, becomes the beneficial owner, directly or indirectly, of 50.0% or more of the combined voting power of T&B’s outstanding voting securities ordinarily having the right to vote for the election of T&B’s directors; or

(2) individuals who, as of the date of this prospectus supplement, constitute the board of directors of T&B (the “board” generally and, as of the date of this prospectus supplement, the “incumbent board”) cease for any reason to constitute at least a majority of the board, provided that any Person becoming a director subsequent to the date of this prospectus supplement whose election, or nomination for election by our shareholders, was approved by a vote of at least three-quarters of the directors comprising the incumbent board (other than an election or nomination of an individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of T&B’s directors, as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Securities Exchange Act of 1934) will be considered as though such Person were a member of the incumbent board; or

(3) the consummation of (i) any consolidation, share exchange, merger or amalgamation of T&B as a result of which the individuals and entities who were the respective beneficial owners of T&B’s outstanding common stock and its voting securities immediately prior to such consolidation, share exchange, merger or amalgamation do not beneficially own, immediately after such consolidation, share exchange, merger or amalgamation, directly or indirectly, more than 50%, respectively, of the common stock and combined voting power of the voting securities entitled to vote of the company resulting from such consolidation, share exchange, merger or amalgamation or (ii) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all the assets or earning power of T&B; or

(4) the approval by the shareholders of a plan of complete liquidation or dissolution of T&B.

      “Consolidated Amortization Expense” of any Person for any period means the amortization expense of that Person and its Subsidiaries for that period (to the extent included in the computation of Consolidated Net Income of that Person), determined on a consolidated basis in accordance with GAAP.

      “Consolidated Cash Flow” of any Person means, with respect to any determination date, Consolidated Net Income, plus (i) Consolidated Income Tax Expense, plus (ii) Consolidated Depreciation Expense, plus (iii) Consolidated Amortization Expense, plus (iv) Consolidated Interest Expense, plus (v) all other unusual non-cash items or non-recurring non-cash items reducing Consolidated Net Income of that Person and its Subsidiaries, determined on a consolidated basis in accordance with GAAP, to the extent applicable, and less all non-cash items increasing Consolidated Net Income of that Person and its Subsidiaries, determined on a consolidated basis in accordance with GAAP, to the extent applicable, in each case, for that Person’s prior four full fiscal quarters for which financial results have been reported immediately preceding the determination date.

      “Consolidated Depreciation Expense” of any Person means the depreciation expense of that Person and its Subsidiaries for that period (to the extent included in the computation of Consolidated Net Income of that Person), determined on a consolidated basis in accordance with GAAP.

      “Consolidated Income Tax Expense” means, for any Person for any period, the provision for taxes based on income and profits of that Person and its Subsidiaries to the extent its provision for income taxes was deducted in computing Consolidated Net Income of that Person for that period, determined on a consolidated basis in accordance with GAAP.

      “Consolidated Interest Expense” of any Person for any four-quarter period means, without duplication, (i) the Interest Expense of that Person and its Subsidiaries for that period, determined on a consolidated basis in accordance with GAAP, plus (ii) (to the extent not otherwise included within the definition of Interest Expense as imputed interest) one-third of the rental expense on Attributable Debt of that Person for that period determined on a consolidated basis, plus (iii) the Interest Expense on Indebtedness of another Person that is guaranteed by such Person or any of its Subsidiaries or secured by a Lien on assets of such Person or one of its Subsidiaries, whether or not the guarantee or Lien is called upon, plus (iv) the dividend requirements of that Person and its Subsidiaries with respect to Disqualified Stock and with respect to all other Preferred Stock of Subsidiaries of that Person (in each case whether in cash or otherwise (except dividends payable solely in shares of Capital Stock (other than Disqualified Stock) of that Person or that Subsidiary)) paid, accrued or accumulated during that period times a fraction the numerator of which is one and the denominator of which is one minus the then effective consolidated federal, state and local tax rate of that Person, expressed as a decimal.

      “Consolidated Interest Expense Coverage Ratio” with respect to any four-quarter period means the ratio of (i) Consolidated Cash Flow of T&B to (ii) the aggregate amount of Consolidated Interest Expense of T&B for that period; provided, however, that if any calculation of T&B’s Consolidated Interest Expense Coverage Ratio requires the use of any quarter prior to the Original Issue Date of the notes, such calculation shall be made on a pro forma basis, giving effect to the issuance of the notes and the use of the net proceeds from them as if the same had occurred at the beginning of the four-quarter period used to make such calculation; and provided further that if any such calculation requires the use of any quarter prior to the date that any Asset Sale was consummated, or that any Indebtedness was incurred, or that any acquisition of any assets purchased outside the ordinary course of business was effected, by T&B or any of its Subsidiaries, such calculation shall be made on a pro forma basis, giving effect to each such Asset Sale, incurrence of Indebtedness or acquisition, as the case may be, and the use of any proceeds therefrom, as if the same had occurred at the beginning of the four-quarter period used to make such calculation.

      “Consolidated Net Income” of any Person for any period means the net income (or loss) of that Person and its Subsidiaries for that period determined on a consolidated basis in accordance with GAAP; provided that there will be excluded from that net income (to the extent otherwise included in net income), without duplication:

(1) the net income (or loss) of any Person (other than a Subsidiary of the referent Person) in which any Person other than the referent Person has an ownership interest, except to the extent that any of that income has actually been received by the referent Person or any of its Wholly Owned Subsidiaries in the form of dividends or similar distributions during such period;

(2) except to the extent includible in the Consolidated Net Income of the referent Person pursuant to clause (1) above, the net income (or loss) of any Person that accrues prior to the date that (i) such Person becomes a Subsidiary of the referent Person or is merged into or consolidated with the referent Person or any of its Subsidiaries or (ii) the assets of such Person are acquired by the referent Person or any of its Subsidiaries;

(3) the net income of any Subsidiary of the referent Person (other than a Wholly Owned Subsidiary) to the extent that the declaration or payment of dividends or similar distributions by that Subsidiary of that income is not permitted by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary during that period;

(4) any gain (or loss), together with any related provisions (or benefit) for taxes on any such gain (or loss), realized during that period by the referent Person or any of its Subsidiaries upon (i) the acquisition of any securities, or the extinguishment of any Indebtedness, of the referent Person or any of its Subsidiaries, (ii) any Asset Sale by the referent Person or any of its Subsidiaries or (iii) the payment of a settlement with the SEC during the year ended December 29, 2002;

(5) any extraordinary gain or extraordinary loss, together with any related provision for taxes or tax benefit resulting from any such extraordinary gain or extraordinary loss, realized by the referent Person or any of its Subsidiaries during that period; and

(6) in the case of a successor to that Person by consolidation, merger or transfer of its assets, any earnings of the successor prior to such merger, consolidation or transfer of assets.

      “Consolidated Net Tangible Assets” as of any date means the total assets of T&B and its Subsidiaries (less applicable reserves and other properly deductible items) after deducting from that amount (i) all current liabilities (excluding any thereof that are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is computed), (ii) goodwill and any other intangibles and (iii) appropriate adjustments on account of minority interests of other Persons holding stock of T&B’s Subsidiaries, all as set forth on the most recent balance sheet of T&B and its Consolidated Subsidiaries and prepared in accordance with GAAP on a consolidated basis at such date.

      “Consolidated Net Worth” of any Person as of any date means the stockholders’ equity (including any Preferred Stock that is classified as equity under GAAP, other than Disqualified Stock) of that Person and its Subsidiaries (excluding any equity adjustment for foreign currency translation for any period subsequent to the Original Issue Date of the notes) on a consolidated basis at that date, as determined in accordance with GAAP, less all write-ups subsequent to the Original Issue Date of the notes in the book value of any asset owned by that Person or any of its Subsidiaries.

      “Consolidated Subsidiary” means, at any date, any Subsidiary or other entity the accounts of which would be consolidated with those of T&B in its consolidated financial statements if such statements were prepared as of such date.

      “Credit Agreement” means that certain Credit and Security Agreement dated as of November 15, 2001,as amended or modified from time to time, among T&B, as borrower, the lenders listed therein and Wachovia Bank, N.A., as agent, including any related notes, letters or credit, guarantees, collateral documents, instruments and agreements executed in connection therewith, provided that the aggregate principal amount of Indebtedness outstanding thereunder shall not at any time exceed $100.0 million.

      “Credit Facilities” means one or more credit facilities (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including, without limitation, through the sale of Accounts Receivables to such lenders or to special purpose entities formed to borrow from such lenders against such Accounts Receivables and under which the aggregate amount that may be issued or obtained is based upon eligible Accounts Receivable or eligible Inventory) or letters of credit, in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time, including any successor or replacements thereto, whether or not with the same lender or lenders and whether or not the principal amount thereof or amount of letters of credit outstanding thereunder or interest rate payable in respect thereof shall be thereby increased.

      “Debt” means any notes, bonds, debentures, or other similar evidences of indebtedness for money borrowed.

      “Default” means any event, act or condition that is, or after notice or the passage of time or both would be, an Event of Default.

      “Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of its holder, in whole or in part, on or prior to the Maturity Date.

      “Eligible Investments” of any Person means Investments of that Person in:

(1) direct obligations of, or obligations the payment of which is guaranteed by, the United States of America or an interest in any trust or fund that invests solely in such obligations or repurchase agreements, properly secured, with respect to such obligations;

(2) direct obligations of agencies or instrumentalities of the United States of America having a rating of A or higher by S&P or A2 or higher by Moody’s;

(3) a certificate of deposit issued by, or other interest-bearing deposits with, a bank having its principal place of business in the United States of America and having equity capital of not less than $250,000,000;

(4) a certificate of deposit issued by, or other interest-bearing deposits with, any other bank organized under the laws of the United States of America or any U.S. state, provided that the deposit is either (i) insured by the Federal Deposit Insurance Corporation or (ii) properly secured by the bank by pledging direct obligations of the United States of America having a market value of not less than the face amount of such deposits;

(5) prime commercial paper maturing within 270 days of the acquisition thereof and, at the time of acquisition, having a rating of A-1 or higher by S&P or P-1 or higher by Moody’s; and

(6) eligible banker’s acceptances, repurchase agreements and tax-exempt municipal bonds having a maturity of less than one year, in each case having a rating of, or evidencing the full recourse obligation of a Person whose senior debt is rated, A or higher by S&P or A2 or higher by Moody’s.

      “Equity Offering” means any primary offering by T&B of Capital Stock of T&B (other than Disqualified Stock) for which cash consideration is paid at the time of closing, other than sales to officers or directors of T&B, any Subsidiary of T&B or any employee benefit plan in which T&B or any Subsidiary of T&B participates.

      “Existing Indebtedness” means all of the Indebtedness of T&B and its Subsidiaries that is outstanding on the Original Issue Date of the notes (other than pursuant to Credit Facilities).

      “Fair Market Value” of any asset or items means the fair market value of that asset or items as determined in good faith by T&B’s board of directors and evidenced by a board resolution.

      “Fall-Away Event” means the notes have been rated Investment Grade and, if no Event of Default or Default has occurred and is continuing at that time, T&B has delivered to the trustee an officers’ certificate certifying as to the foregoing.

      “Funded Debt” means Indebtedness created, assumed or guaranteed by a Person for money borrowed which matures by its terms, or is renewable by the borrower to a date, more than a year after the date of original creation, assumption or guarantee.

      “GAAP” means generally accepted accounting principles in the United States as in effect from time to time, applied on a basis consistent (except for changes concurred in by our independent public accountants) with the most recent audited consolidated financial statements of T&B and its Consolidated Subsidiaries.

      “Hedging Obligations” of any Person means the obligations of that Person pursuant to any interest rate swap agreement, foreign currency exchange agreement, interest rate collar agreement, option or futures contract or other similar agreement or arrangement relating to interest rates or foreign exchange rates (but shall not in any event include arrangements relating solely to commodities).

      “Indebtedness” of any Person at any date means, without duplication:

(1) all indebtedness of that Person for borrowed money (whether or not the recourse of the lender is to the whole of the assets of that Person or only to a portion of that Person’s assets);

(2) all obligations of that Person evidenced by bonds, debentures, notes or other similar instruments;

(3) all obligations of that Person in respect of letters of credit or other similar instruments (or reimbursement obligations with respect to them), other than obligations with respect to letters of credit securing obligations (other than obligations described in clause (1) above or clause (5) or (6) below) entered into in the ordinary course of business of that Person to the extent such letters of credit are not drawn upon;

(4) all obligations of that Person with respect to Hedging Obligations (other than those that are designed solely to protect that Person against fluctuations in interest rates in respect of Indebtedness otherwise permitted by the Indenture to the extent the notional principal amount of any such obligation does not exceed the aggregate principal amount of the Indebtedness to which such Hedging Obligation relates or that protect T&B or its Subsidiaries against changes in foreign exchange rates);

(5) all obligations of that Person to pay the deferred and unpaid purchase price of property or services, except trade payables and accrued expenses incurred in the ordinary course of business;

(6) all Capital Lease Obligations of that Person;

(7) all Indebtedness of others secured by a Lien on any asset of that Person, whether or not that Indebtedness is assumed by that Person;

(8) all Indebtedness of others guaranteed by that Person to the extent of that guarantee; and

(9) all Disqualified Stock of that Person and its Subsidiaries and all other Preferred Stock of Subsidiaries of that Person valued at the greater of (i) the voluntary or involuntary liquidation preference of that Disqualified Stock or that Preferred Stock, as the case may be, and (ii) the aggregate amount payable upon purchase, redemption, defeasance or payment of that Disqualified Stock or that Preferred Stock, as the case may be.

      The amount of Indebtedness of any Person at any date shall be the outstanding balance at that date of all unconditional obligations plus past due interest as described above, the maximum liability of that Person for any of those contingent obligations at that date and, in the case of clause (7) above, the amount of the Indebtedness secured.

      “Interest Expense” of any Person for any period means the aggregate amount of interest that, in accordance with GAAP, would be set opposite the caption “interest expense” or any like caption on an income statement for that Person (including, without limitation or duplication, imputed interest included in Capital Lease Obligations, all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing, the net costs associated with Hedging Obligations, amortization of financing fees and expenses, the interest portion of any deferred payment obligation, amortization of discount and all other non-cash interest expense other than interest amortized to cost of sales).

      “Inventory” of any Person means any and all inventory of any kind of such Person, including without limitation any or all of the following: inventory, merchandise, goods and other tangible personal property that are held for sale or lease by such Person; all materials used or consumed in the business of such Person, but excluding from the foregoing equipment of such Person.

      “Investment Grade” means (i) a rating of BBB- or above, in the case of S&P (or its equivalent under any successor Rating Categories of S&P), and Baa3 or above, in the case of Moody’s (or its equivalent under any successor Rating Categories of Moody’s), or (ii) the equivalent in respect of the Rating Categories of any other Rating Agencies; provided, however, that if the rating is BBB- in the case of S&P, or Baa3 in the case of Moody’s (or the equivalent in respect of the Rating Categories of any other Rating Agencies), then that rating also must not be accompanied by a negative outlook, negative credit watch or review for possible downgrade (or the equivalent thereof), as the case may be.

      “Investments” of any Person means:

(1) all investments by that Person in any other Person in the form of loans, advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business);

(2) all guarantees of Indebtedness or other obligations of any other Person by that Person;

(3) all purchases (or other acquisitions for consideration) by that Person of Indebtedness, Capital Stock or other securities of any other Person; and

(4) all other items that would be classified as investments (including, without limitation, purchases of assets outside the ordinary course of business) on a balance sheet of that Person prepared in accordance with GAAP.

      “Lien” means, with respect to any asset, any pledge, mortgage, charge, encumbrance or security interest in respect of such asset; provided that any transaction (including, without limitation, any sale of accounts receivable) which is treated as a sale of assets under GAAP shall be so treated and any asset which is so sold shall not be deemed subject to a Lien. Pursuant to the Indenture, a contractual grant of a right of set-off does not create a Lien in the absence of an agreement to maintain a balance against which such right may be exercised.

      “Moody’s” means Moody’s Investors Service, Inc. and its successors.

      “Net Proceeds” with respect to any Asset Sale means (i) cash (in U.S. dollars or freely convertible into U.S. dollars) received by T&B or any of its Subsidiaries from that Asset Sale (including, without limitation, cash received as consideration for the assumption or incurrence of liabilities incurred in connection with or in anticipation of that Asset Sale), after (A) provision for all income or other taxes measured by or resulting from that Asset Sale or the transfer of the proceeds of that Asset Sale to T&B or any of its Subsidiaries, (B) payment of all commissions and other fees and expenses related to that Asset Sale and (C) deduction of an appropriate amount to be provided by T&B or any of its Subsidiaries as a reserve, in accordance with GAAP, against any liabilities associated with the assets sold or otherwise disposed of in that Asset Sale and retained by T&B or any of its Subsidiaries after that Asset Sale (including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters) or against any indemnification obligations associated with the sale or other disposition of the assets sold or otherwise disposed of in that Asset Sale and (ii) all non-cash consideration received by T&B or any of its Subsidiaries from those Asset Sales upon the liquidation or conversion of the consideration into cash.

      “Original Issue Date” means May 27, 2003, the date the notes were initially issued.

      “Permitted Investments” means:

(1) capital contributions, advances or loans to T&B by any of its Subsidiaries or by T&B or any of its Subsidiaries to a Subsidiary of T&B;

(2) the acquisition and holding by T&B and any of its Subsidiaries of receivables owing to T&B and such Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms;

(3) the acquisition and holding by T&B and its Subsidiaries of cash and Eligible Investments;

(4) Investments in any Person as a result of which that other Person becomes a Subsidiary of T&B or is merged into or consolidated with or transfers all or substantially all of its assets to T&B or any of its Subsidiaries;

(5) Investments in any Person (other than a Subsidiary of T&B) that, when added to the aggregate amount of all such other Investments made after the Original Issue Date of the notes, do not exceed 2.5% of Consolidated Net Tangible Assets (with each such Investment being valued as of the date made and without regard to subsequent changes in value), provided that T&B or any Wholly Owned Subsidiary of T&B owns at least 15.0% of the outstanding Voting Stock of such Person and such Person engages only in a business of the type conducted by T&B on the date of the Indenture or in a business ancillary thereto; and

(6) Investments resulting from the transfer of Accounts Receivable from T&B or any of its Subsidiaries to a Subsidiary, the only business of which is the acquisition and financing of such Accounts Receivable under a Credit Facility.

      “Permitted Refinancing Indebtedness” means Indebtedness incurred in exchange for, or the net proceeds of which are applied to refund, refinance or extend, any Indebtedness, provided that:

(1) the Permitted Refinancing Indebtedness is the obligation of the same Person (or if the Indebtedness being refinanced is an obligation of one or more Subsidiaries of T&B, the Permitted Refinancing Indebtedness may be incurred by T&B or one or more other Subsidiaries of T&B) and is subordinated to the notes, if at all, to the same extent as the Indebtedness being refunded, refinanced or extended;

(2) the Permitted Refinancing Indebtedness is scheduled to mature no earlier than the Indebtedness being refunded, refinanced or extended;

(3) the Permitted Refinancing Indebtedness has a Weighted Average Life to Maturity at the time the Permitted Refinancing Indebtedness is incurred that is equal to or greater than the Weighted Average Life to Maturity of the portion of the Indebtedness being refunded, refinanced or extended;

(4) the Permitted Refinancing Indebtedness is secured only to the extent, if at all, and by the assets that the Indebtedness being refunded, refinanced or extended is secured; and

(5) the Permitted Refinancing Indebtedness is in an aggregate principal amount that is equal to or less than the aggregate principal amount then outstanding under the Indebtedness being refunded, refinanced or extended (except for issuance costs and increases in Attributable Debt due solely to increases in the present value calculations resulting from renewals or extensions of the terms of the underlying leases in effect on the Original Issue Date of the notes).

      “Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

      “Preferred Stock” means with respect to any Person all Capital Stock of that Person that has a preference in liquidation or a preference with respect to the payment of dividends or distributions of operating profit or cash.

      “Principal Property” means any manufacturing plant or distribution facility, together with the land upon which it is erected and fixtures comprising a part thereof, owned by T&B or any Restricted Subsidiary and located in the United States, the gross book value (without deduction of any reserve for depreciation) of which on the date as of which the determination is being made is an amount which exceeds 1.0% of Consolidated Net Tangible Assets, other than any such manufacturing plant or distribution facility or any portion thereof or any such fixture (together with the land upon which it is erected and fixtures comprising a part thereof) (i) which is financed by industrial development bonds, industrial revenue bonds, pollution control bonds or other similar Debt issued or guaranteed by the United States of America or any U.S. state, or any department, agency, instrumentality or political subdivision of the United States of America or any U.S. state or (ii) which, in the opinion of the board of directors of T&B as evidenced by a board resolution, is not of material importance to the total business conducted by T&B and its Subsidiaries, taken as a whole.

      “Rating Agencies” means (i) S&P and Moody’s or (ii) if S&P or Moody’s or both of them are not making ratings of the notes publicly available, a nationally recognized U.S. rating agency or agencies, as the case may be, selected by T&B, which will be substituted for S&P or Moody’s or both, as the case may be.

      “Rating Category” means (i) with respect to S&P, any of the following categories (any of which may include a “+” or “-”): AAA, AA, A, BBB, BB, B, CCC, CC, C and D (or equivalent successor categories); (ii) with respect to Moody’s, any of the following categories (any of which may include a “1,” “2” or “3”): Aaa, Aa, A, Baa, Ba, B, Caa, Ca, C and D (or equivalent successor categories); and (iii) the equivalent of any such categories of S&P or Moody’s used by another Rating Agency, if applicable.

      “Restricted Payment” means with respect to any Person:

(1) the declaration of any dividend or the making of any other payment or distribution of cash, securities or other property or assets in respect of that Person’s Capital Stock (except that a dividend payable solely in Capital Stock (other than Disqualified Stock) of that Person will not constitute a Restricted Payment);

(2) any payment on account of the purchase, redemption, retirement or other acquisition for value of that Person’s or that Person’s Subsidiaries’ Capital Stock or any other payment or distribution made in respect thereof, either directly or indirectly;

(3) any payment on account of the purchase, redemption, retirement, defeasance or other acquisition for value, prior to any scheduled principal payment, sinking fund payment or stated maturity, of Subordinated Indebtedness of T&B or its Subsidiaries;

(4) the incurrence, creation or assumption of any guarantee of Indebtedness of any Affiliate (other than a Subsidiary of T&B); or

(5) the making of any Investment in any Person (other than Permitted Investments);

provided, however, that with respect to T&B and its Subsidiaries, Restricted Payments will not include any payment described in clause (1), (2) or (3) above made (i) to T&B or any of its Wholly Owned Subsidiaries by any of T&B’s Subsidiaries, (ii) by T&B to any of its Wholly Owned Subsidiaries or (iii) by any Subsidiary, provided that T&B or another Subsidiary of T&B receives its proportionate share thereof.

      “Restricted Subsidiary” means any Subsidiary of T&B that, at the time of determination, all of the outstanding Capital Stock (other than directors’ qualifying shares) is owned by T&B directly or indirectly and which, at the time of determination, is primarily engaged in manufacturing, except a Subsidiary that (i) neither transacts any substantial portion of its business nor regularly maintains any substantial portion of its fixed assets within the United States of America, (ii) is engaged primarily in the finance business including, without limitation thereto, financing the operations of, or the purchase of products which are products of or incorporate products of, the T&B or its Subsidiaries or (iii) is primarily engaged in ownership and development of real estate, construction of buildings, or related activities, or a combination of the foregoing. In the event that there shall at any time be a question as to whether a Subsidiary is primarily engaged in manufacturing or is described in clause (i), (ii) or (iii) above, such matter will be determined for all purposes of the Indenture by a board resolution.

      “S&P” means Standard & Poor’s Rating Services, a division of McGraw-Hill Companies, Inc., and its successors.

      “Sale and Leaseback Transaction” means any arrangement after the Original Issue Date of the notes with any bank, insurance company or other lender or investor (other than T&B or any Restricted Subsidiary) providing for the leasing by T&B or any Restricted Subsidiary of any Principal Property for a period of more than three years, which was or is owned or leased by T&B or any Restricted Subsidiary and which has been or is to be sold or transferred by T&B or any Restricted Subsidiary, more than 180 days after the completion of construction and commencement of commercial operations by T&B or that Restricted Subsidiary, to that lender or investor or to any Person to whom funds have been or are to be advanced by that lender or investor on the security of that Principal Property.

      “Subordinated Indebtedness” of any Person means any Indebtedness of such Person that is subordinated in right of payment to the notes.

      “Subsidiary” of any Person means any corporation, association or other business entity of which at the time of determination such Person or one or more of such Person’s Subsidiaries owns or controls more than 50% of the shares of Voting Stock.

      “Voting Stock” means stock which ordinarily has voting power for the election of directors, managers or trustees, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

      “Weighted Average Life to Maturity” means, when applied to any Indebtedness or portion thereof at any date, the number of years obtained by dividing (i) the then outstanding principal amount of that Indebtedness or portion thereof (if applicable) into (ii) the sum of the products obtained by multiplying (A) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (B) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment.

      “Wholly Owned Subsidiary” of any Person means (i) a Subsidiary of which 100% of the Voting Stock (except for director’s qualifying shares or certain minority interests owned by other Persons solely due to local law requirements that there be more than one stockholder, but which interest is not in excess of what is required for such purpose) is owned directly by that Person or through one or more other Wholly Owned Subsidiaries of that Person and (ii) any entity other than a corporation in which that Person, directly or indirectly, owns all of the Voting Stock of that entity.

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated May 21, 2003, we have agreed to sell to the underwriters named below the following respective principal amounts of the notes:

Principal
Underwriter	Amount

Credit Suisse First Boston LLC	$75,000,000
Wachovia Securities, Inc.	31,250,000
Banc of America Securities LLC	18,750,000

Total	$125,000,000

      The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering of notes may be terminated.

      The underwriters propose to offer the notes initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of 0.78% of the principal amount per note. The underwriters and selling group members may allow a discount of 0.25% of the principal amount per note on sales to other broker/ dealers. After the initial public offering the underwriters may change the public offering price and concession and discount to broker/ dealers.

      We estimate that our out-of-pocket expenses for this offering will be approximately $500,000.

      The notes are a new issue of securities with no established trading market. One or more of the underwriters intends to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given as to how liquid the trading market for the notes will be.

      We have agreed that, for a period of 90 days from the date of this prospectus supplement, we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our debt securities having a maturity of more than one year after their date of issue, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC.

      We have agreed to indemnify the underwriters against liabilities under the Securities Act or contribute to payments which the underwriters may be required to make in that respect.

      In the ordinary course of their respective businesses, the underwriters and certain of their respective affiliates have in the past, and may in the future, engage in other investment and commercial banking activities or other transactions of a financial nature with us, including the provision of certain advisory services and the making of loans to us and our affiliates. Wachovia Bank, N.A., an affiliate of Wachovia Securities, Inc., one of the underwriters, is an agent and lender under our revolving credit facility and our receivables securitization facility, and has agreed to be administrative agent and a lender under our new secured credit facility. Bank of America, N.A., an affiliate of Banc of America Securities LLC, one of the underwriters, may be a lender under our new secured credit facility.

      In connection with the offering the underwriters, may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment transactions involve sales by the underwriters of notes in excess of the principal amount of the notes the underwriters are obligated to purchase, which creates a syndicate short position. The underwriters may close out any short position by purchasing notes in the open market.

•	Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a broker/ dealer when the notes originally sold by the broker/ dealer are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

      The distribution of the notes in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of notes are made. Any resale of the notes in Canada must be made under applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the notes.

Representations of Purchasers

      By purchasing notes in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the notes without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent; and

•	the purchaser has reviewed the text above under “Resale Restrictions.”

Rights of Action — Ontario Purchasers Only

      Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus supplement during the period of distribution will have a statutory right of action for damages, or while still the owner of the notes, for rescission against us in the event that this prospectus supplement contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the notes. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the notes. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the notes were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the notes as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

      All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

      Canadian purchasers of notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the notes in their particular circumstances and about the eligibility of the for investment by the purchaser under relevant Canadian legislation.

Relationship with Affiliates of Certain Underwriters

      Wachovia Bank, N.A., an affiliate of Wachovia Securities, Inc., one of the underwriters in this offering, is an agent and lender under our revolving credit facility and our receivables securitization facility. We are in compliance with the terms of the indebtedness owed by us to Wachovia Bank, N.A. The decision of Wachovia Securities, Inc to distribute the notes was not influenced by its affiliate that is our lender and that affiliate had no involvement in determining whether or when to distribute the notes under this offering or the terms of this offering. Wachovia Securities, Inc will not receive any benefit from this offering other than the underwriting discounts and commissions paid by us.

LEGAL MATTERS

      The validity of the notes will be passed upon for us by Penelope Y. Turnbow, our Assistant General Counsel, and by Davis Polk & Wardwell, New York, New York, our special counsel, and for the underwriters by Pillsbury Winthrop LLP, New York, New York.

EXPERTS

      Our consolidated financial statements at December 29, 2002 and December 30, 2001 and for each of the three years in the period ended December 29, 2002, appearing in our Annual Report on Form 10-K for the fiscal year ended December 29, 2002 and incorporated by reference in this prospectus supplement, have been audited by KPMG LLP, independent public accountants, as set forth in their report dated February 5, 2003 incorporated by reference in this prospectus supplement and are included in reliance upon such report given upon the authority of said firm as experts in accounting and auditing. As discussed in Note 3 to these consolidated financial statements, we changed our method of accounting for goodwill and other intangible assets in 2002.

PROSPECTUS

By this Prospectus,

we may offer up to
$600,000,000 DEBT SECURITIES
from time to time.

     We will provide the specific terms of each series or issue of the Debt Securities in a supplement to this prospectus, including the aggregate principal amount, denomination, purchase price, currency, rate and time of payment of interest, any other terms of a specific series of Debt Securities, net proceeds we receive and the plan of distribution. You should read this prospectus and the supplements carefully before you invest.

     THE DEBT SECURITIES HAVE NOT BEEN APPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION. NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Prospectus is dated February 5, 1999.

AVAILABLE INFORMATION

      Thomas & Betts Corporation (the “Corporation”) is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the “Commission”). Reports, proxy and information statements and other information filed by the Corporation with the Commission can be inspected, and copies may be obtained at prescribed rates, at the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the following Regional Offices of the Commission: Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and New York Regional Office, 7 World Trade Center, New York, New York 10048. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. Such material can also be accessed electronically by means of the Commissions home page on the Internet at http://www.sec.gov. and inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

      This Prospectus constitutes a part of a registration statement on Form S-3 (together with all amendments and exhibits, herein referred to as the “Registration Statement”) filed by the Corporation under the Securities Act of 1933, as amended (the “Securities Act”). This Prospectus does not contain all of the information included in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to such Registration Statement and to the exhibits relating thereto for further information with respect to the Corporation and the securities offered hereby.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents filed with the Commission in accordance with the provisions of the Exchange Act are incorporated herein by reference and made a part hereof.

1. The Corporation’s Annual Report on Form 10-K for the fiscal year ended December 28, 1997 filed March 19, 1998.

2. The Corporation’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 5, 1998, filed May 20, 1998.

3. The Corporation’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 5, 1998, filed August 19, 1998.

4. The Corporation’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 4, 1998, filed November 17, 1998.

5. The Corporation’s Current Reports on Form 8-K dated February 5, 1998, February 10, 1998, May 7, 1998, July 30, 1998, January 27, 1999 and February 5, 1999 and filed February 10, 1998, February 19, 1998, May 7, 1998, July 30, 1998, February 1, 1999 and February 5, 1999, respectively.

      All documents filed by the Corporation pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and before the termination of the offering made by this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

      Any statement contained in a document incorporated or deemed to be incorporated by reference herein, or contained in this Prospectus, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      The Corporation will furnish without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all documents incorporated by reference in this Prospectus, without exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to Jerry Kronenberg, Corporate Secretary, Thomas & Betts Corporation, 8155 T&B Boulevard, Memphis, Tennessee 38125 or by telephone at (901) 252-8000.

USE OF PROCEEDS

      Unless otherwise set forth in a Prospectus Supplement, the net proceeds from the sale of any debt securities offered pursuant to this Prospectus and any Prospectus Supplement (“Debt Securities”) will be added to the general funds of the Corporation and used for general corporate purposes.

DESCRIPTION OF DEBT SECURITIES

      The discussion that follows is a summary and does not purport to be complete. The summary includes descriptions of the material terms of the Indenture (defined herein) and the Debt Securities, the form of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. For the Debt Securities offered pursuant to this Prospectus and any Prospectus Supplement, this summary will be qualified in its entirety by the detailed information appearing in such Prospectus Supplement, as well as by the form of the Debt Securities of each series offered thereby and the Indenture. This summary makes use of terms defined in and is qualified in its entirety by reference to the Indenture.

      Except as otherwise indicated below or as described in the applicable Prospectus Supplement, the following summary will apply to the Debt Securities and the Indenture. Additional provisions with respect to the Indenture and the Debt Securities relating to any particular offering of Debt Securities will be described in the applicable Prospectus Supplement. To the extent that any provision in any Prospectus Supplement is inconsistent with any provision of this summary, the provision of such Prospectus Supplement will control.

General

      The Debt Securities are to be issued under an Indenture, dated as of August 1, 1998 (the “Indenture”), between the Corporation and The Bank of New York as trustee (the “Trustee”). The Indenture does not limit the aggregate amount of Debt Securities which may be issued thereunder and provides that Debt Securities may be issued thereunder in one or more series.

      The Debt Securities will be unsecured obligations of the Corporation and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Corporation.

      The Indenture does not contain any debt covenants or provisions which would afford the holders of the Debt Securities protection in the event of a highly leveraged transaction.

      Reference is made to the Prospectus Supplement relating to the particular series of Debt Securities for the following terms of such Debt Securities:

(1) the title of such Debt Securities and the series in which such Debt Securities will be included;

(2) the authorized denominations and aggregate principal amount of such Debt Securities;

(3) whether the Debt Securities are to be issuable in global or certificated form;

(4) the date or dates on which such Debt Securities will mature;

(5) the rate or rates (which may be fixed or variable) per annum at which such Debt Securities will bear interest, if any, and if such rate is variable, the manner of calculation thereof and the date from which interest will accrue;

(6) the place or places where the principal of (and premium, if any) and interest, if any, on such Debt Securities shall be payable;

(7) the dates on which such interest will be payable and the corresponding record dates;

(8) any mandatory or optional sinking fund or purchase fund or analogous provisions;

(9) the terms and conditions upon which such Debt Securities may be redeemed, if any, and any redemption price;

(10) if other than the principal amount thereof, the portion of the principal amount of such Debt Securities which shall be payable upon declaration of acceleration of the Maturity thereof pursuant to Section 5.02 of the Indenture;

(11) provisions, if any, for the defeasance of such Debt Securities;

(12) the currency in which payments of principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable;

(13) whether Additional Amounts are payable with respect to any Debt Securities;

(14) any additional Events of Default or covenants applicable to such series; and

(15) any other terms of such series (which terms shall not be inconsistent with the Indenture). (Indenture, Section 3.01)

      If a Prospectus Supplement specifies that a series of Debt Securities is denominated in a currency or currency unit other than United States dollars, such Prospectus Supplement shall also specify the denomination in which such Debt Securities will be issued and the currency in which the principal, premium, if any, and interest, if any, on such Debt Securities will be payable, which may be United States dollars based upon the exchange rate for such other currency unit existing on or about the time a payment is due. (Indenture, Section 3.01)

      Unless otherwise indicated in the Prospectus Supplement relating thereto, all outstanding Debt Securities will be exchangeable and transfers thereof will be registrable, and principal of, premium, if any, and interest, if any, on all Debt Securities will be payable, at the corporate trust office of the Trustee at 101 Barclay Street, New York, New York 10286; provided that payment of interest may, at the option of the Corporation, be made by check mailed to the address of the person entitled thereto as it appears in the Security Register or by transfer to an account maintained by the payee with a bank located in the United States. (Indenture, Sections 3.01, 3.07 and 10.02)

      Unless otherwise indicated in the Prospectus Supplement relating thereto, all Debt Securities will be issued only in fully registered form without coupons in denominations of $1,000 and any integral multiples thereof. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but the Corporation may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Indenture, Section 3.05) The Indenture provides that the Debt Securities may be issuable in permanent global form. (Indenture, Section 2.03)

      The Corporation’s right and the rights of its creditors, including the Holders of any Debt Securities, to participate in the assets of any subsidiary upon its liquidation or recapitalization would be subject to the prior claims of such subsidiary’s creditors, except to the extent that the Corporation may itself be a creditor with recognized claims against such subsidiary. The Indenture does not limit the amount of secured or unsecured indebtedness which may be incurred by the Corporation or its subsidiaries.

      Some of the Debt Securities may be issued as discounted Debt Securities (bearing no interest or interest at a rate which at the time of issuance is below market rates) to be sold at a substantial discount below their stated principal amount.

      Certain federal income tax consequences and special considerations applicable to any such securities will be described in the applicable Prospectus Supplement.

Book-Entry Procedures

      Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities will be subject to the provisions described below. Upon issuance, each series of Debt Securities will be represented by one or more fully registered global certificates. Each global note will be deposited with, or on behalf of, The Depository Trust Company (the “DTC”), and registered in its name or in the name of CEDE & Co. (“Cede”), its nominee. No Holder will be entitled to receive a note in certificated form, except as set forth below.

      DTC has advised the Corporation that DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to Section 17A of the Exchange Act. DTC was created to hold securities for its participants (“DTC

Participants”) and to facilitate the clearance and settlement of securities transactions between DTC Participants through electronic book-entries, thereby eliminating the need for physical movement of certificates. DTC Participants include securities brokers and dealers, banks, trust companies and clearing corporations. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

      Holders that are not DTC Participants but desire to purchase, sell or otherwise transfer ownership of, or other interests, in Debt Securities may do so only through DTC Participants. In addition, Holders will receive all distributions of principal and interest from the Trustee through the DTC Participants. Under the rules, regulations and procedures creating and affecting DTC and its operation, DTC is required to make book-entry transfers of Debt Securities among DTC Participants on whose behalf it acts and to receive and transmit distributions of principal of, and interest on, the Debt Securities. Under the book-entry system, Holders may experience some delay in receipt of payments, since such payments will be forwarded by the Trustee to Cede, as nominee for DTC, and DTC in turn will forward the payments to the appropriate DTC Participants.

      Distributions by DTC Participants to Holders will be the responsibility of such DTC Participants and will be made in accordance with customary industry practices. Accordingly, although Holders will not have possession of the Debt Securities, the rules of DTC provide a mechanism by which participants will receive payments and will be able to transfer their interests. Although the DTC Participants are expected to convey the rights represented by their interests in any global security to the related Holders, because DTC can only act on behalf of DTC Participants, the ability of Holders to pledge Debt Securities to persons or entities that are not DTC Participants or to otherwise act with respect to such Debt Securities may be limited due to the lack of physical certificates for such Debt Securities.

      None of the Corporation, the Trustee or any other agent of the Corporation or the Trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Debt Securities or for supervising or reviewing any records relating to such beneficial ownership interests. Since the only Holder will be Cede, as nominee of DTC, Holders will not be recognized by the Trustee as Holders, as such term is used in the Indenture, and Holders will be permitted to exercise the rights of Holders only indirectly through DTC and DTC Participants. DTC has advised the Corporation that it will take any action permitted to be taken by a Holder under the Indenture and any Prospectus Supplement only at the direction of one or more DTC Participants to whose accounts with DTC the related Debt Securities are credited.

      Same-Day Settlement and Payment. All payments made by the Corporation to the Trustee will be in immediately available funds and will be passed through to DTC in immediately available funds.

      The Debt Securities will trade in DTC’s Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Debt Securities will be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Debt Securities.

      Certificated Form. The Debt Securities will be issued in fully registered, certificated form to Holders, or their nominees, rather than to DTC or its nominee, only if DTC advises the Trustee in writing that it is no longer willing, able or eligible to discharge properly its responsibilities as depository with respect to the Debt Securities and the Corporation is unable to locate a qualified successor or if the Corporation, at its option, elects to terminate the book-entry system through DTC. In such event, the Trustee will notify all Holders through DTC Participants of the availability of such certificated Debt Securities. Upon surrender by DTC of the definitive global note representing the series of Debt Securities and receipt of instructions for reregistration, the Trustee will reissue the Debt Securities in certificated form to Holders or their nominees. (Indenture, Section 3.05)

      Debt Securities in certificated form will be freely transferable and exchangeable at the office of the Trustee upon compliance with the requirements set forth in the Indenture. No service charge will be imposed for any registration of transfer or exchange, but payment of a sum sufficient to cover any tax or other governmental charge may be required. (Indenture, Section 3.05)

Merger and Consolidation

      The Indenture does not prevent any consolidation or merger of the Corporation with or into any other Person, or successive consolidations or mergers in which the Corporation or its successor or successors may be a party, or any conveyance, transfer or lease of the property of the Corporation as an entirety or substantially as an entirety, to any Person, provided that:

(i) in case the Corporation shall consolidate with or merge into another corporation or convey, transfer or lease its properties and assets as, or substantially as, an entirety to any Person, the corporation formed by such consolidation or into which the Corporation is merged or the Person which acquires by conveyance, transfer, or lease the properties and assets of the Corporation, as, or substantially as, an entirety shall be a corporation organized and existing under the laws of the United States of America, any state thereof or the District of Columbia and shall expressly assume, by an indenture supplemental thereto executed and delivered to the Trustee, in form satisfactory to the Trustee, the due and punctual payment of the principal of (and premium, if any), interest on and any Additional Amounts with respect to all the Debt Securities and the performance of every covenant of the Indenture on the part of the Corporation to be performed or observed;

(ii) immediately after giving effect to such transaction, no Event of Default, or event which after notice or lapse of time, or both, would become an Event of Default, shall have occurred and be continuing; and

(iii) the Corporation shall have delivered to the Trustee an Officers Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance, transfer or lease and such supplemental indenture comply with the Indenture and that all conditions precedent therein provided for relating to such transaction have been complied with. (Indenture, Section 8.01)

      Upon compliance with such provisions by a successor corporation or Person, the Corporation would be relieved of its obligations and covenants under the Indenture and the Debt Securities. (Indenture, Section 8.02)

Modification, Amendment and Waiver

      Modifications and amendments of the Indenture may be made by the Corporation and the Trustee with the consent of the Holders of a majority in principal amount of each series of Debt Securities to be affected if less than all series are to be affected by such modification; provided, however, that no such modification or amendment may, without the consent of the Holder of each debt security affected thereby:

(a) change the Stated Maturity of the principal of, or any installment of interest on, any such Debt Security;

(b) reduce the principal amount of, rate of interest on, or premium payable upon the redemption of, any such Debt Security;

(c) change any place of payment where, or the currency in which, any Debt Security or the interest or any premium thereon is payable;

(d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date); or

(e) reduce the percentage in principal amount of outstanding Debt Securities the consent of whose Holders is required for modification or amendment of the Indenture, for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. (Indenture, Section 9.02)

      The Holders of a majority in principal amount of the outstanding Debt Securities of any series may on behalf of the Holders of all Debt Securities of such series waive any past default under the Indenture and its consequences, except a default in the payment of the principal, premium, if any, or interest on any Debt Securities or in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the Holder of each outstanding Debt Security affected. (Indenture, Section 5.13)

Events of Default

      The following are “Events of Default” under the Indenture with respect to each series of Debt Securities:

(a) default for more than 30 days in the payment of any interest on any Debt Security of such series;

(b) default in the payment of principal of, or premium, if any, on, any Debt Security of such series at its Maturity;

(c) default in the performance, or breach, of any other covenant of the Corporation in the Indenture for more than 60 days after written notice as provided in the Indenture;

(d) default in the deposit of any sinking fund payment when and as due by the terms of a Debt Security of such series; and

(e) certain events in bankruptcy, insolvency or reorganization in respect of the Corporation or any other Event of Default applicable to such series. (Indenture, Section 5.01)

      If an Event of Default with respect to all Debt Securities of any series occurs and is continuing, then and in such case (other than an Event of Default related to bankruptcy, insolvency or reorganization in respect of the Corporation, as specified in clause (e) above) the Trustee or the Holders of not less than 50% in aggregate principal amount of the outstanding Debt Securities of such series may, by a notice in writing to the Corporation (and to the Trustee if given by Holders), declare to be due and payable immediately the principal amount of all Debt Securities of such series. However, at any time after such a declaration of acceleration with respect to the Debt Securities of such series has been made, but before the Stated Maturity thereof, the Holders of a majority in principal amount of the outstanding Debt Securities of such series may, subject to certain conditions, rescind and annul such acceleration if all Events of Default with respect to the Debt Securities of such series, other than the nonpayment of accelerated principal, have been cured or waived as provided in the Indenture. (Indenture, Section 5.02) For information as to waiver of defaults, see “Modification, Amendment and Waiver”. If an Event of Default related to bankruptcy, insolvency or reorganization in respect of the Corporation, as specified in clause (e) above, occurs, the principal amount of all outstanding Debt Securities of each series will become due and payable without any declaration or other act on the part of the Trustee or the Holders.

      Subject to the duties of the Trustee, if an Event of Default with respect to the Debt Securities of any series occurs and is continuing, the Indenture provides that the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders of the Debt Securities of such series, unless such Holders offer to the Trustee indemnity satisfactory to it. (Indenture, Sections 6.01 and 6.03) Subject to such provision for indemnity, certain conditions and certain other rights of the Trustee, the Holders of a majority in principal amount of the outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of such series. (Indenture, Section 5.12)

      No Holder of any Debt Security of any series will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder unless such Holder has previously given to the Trustee written notice of a continuing Event of Default, and unless the Holders of at least 50% in principal amount of the outstanding Debt Securities of such series has made written request to the Trustee, and offered indemnity satisfactory to it, to institute such proceeding as Trustee, the Trustee has not received from the Holders of a majority in principal amount of the outstanding Debt Securities of such series a direction inconsistent with such request and the Trustee has failed to institute such proceeding within 60 days. (Indenture, Section 5.07) However, the Holder of any Debt Security of such series will have an absolute right to receive payment of the principal of (and premium, if any, on) and interest on such Debt Security on or after the respective Stated Maturities expressed in such Debt Security (or, in the case of redemption, on the Redemption Date) and to institute suit for the enforcement of any such payment. (Indenture, Section 5.08)

      The Indenture requires the Corporation to furnish to the Trustee annually a statement as to the absence of certain defaults under the Indenture. (Indenture, Section 10.05) The Indenture provides that the Trustee may withhold notice to the Holders of Debt Securities of any default (except as to payment of principal or interest with respect to such Debt Securities) if it considers such withholding to be in the interest of the Holders of such Debt Securities. (Indenture, Section 6.02)

Defeasance and Covenant Defeasance

      The Indenture provides, if such provision is made applicable to the Debt Securities of any series, that the Corporation may elect either (a) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to compensate the Trustee, to maintain an office or agency in respect of the Debt Securities and to hold moneys for payment in trust) (“defeasance”) or (b)(i) to be released from its obligations with respect to such Debt Securities under Sections 8.01 (consolidation, merger and sale of assets) and 10.05 (certificates of compliance) and (ii) that Section 5.01(c) (as to Sections 8.01 and 10.05, and as to subsections 5.01(e), 5.01(f) and 5.01(g) (if Section 5.01(g) is specified in the Prospectus Supplement), as described in the last clause of the first sentence under “Events of Default” above), shall not be deemed to be events of default under the Indenture with respect to such series (covenant defeasance), upon the deposit with the Trustee (or other qualifying trustee), in trust for such purpose, of money, or Government Obligations which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient to pay the principal of (and premium, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

      In the case of defeasance, the holders of the Debt Securities are entitled to receive payments in respect of such Debt Securities solely from such trust. Such a trust may only be established if, among other things, the Corporation has delivered to the Trustee an Opinion of Counsel (as specified in the Indenture) to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same time as would have been the case if such defeasance or covenant defeasance had not occurred. Such Opinion of Counsel, in the case of defeasance under clause (a) above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax law occurring after the date of the Indenture. (Indenture, Article 13)

Governing Law

      The Indenture and the Debt Securities shall be governed by and construed in accordance with the laws of the State of New York.

Concerning the Trustee

      The Corporation from time to time borrows from, and maintains deposit accounts with, the Trustee.

      The Trustee is entitled to receive such compensation as is agreed to by the Corporation and reimbursement for all reasonable expenses and advances, and is indemnified by the Corporation against any and all loss, liability, damage, claim or expenses, except to the extent due to the Trustee’s negligence or bad faith. The Trustee shall have a lien prior to the Debt Securities as to all property and funds held by it pursuant to the Indenture for any amount owing it pursuant to the foregoing sentence, other than with respect to funds held in trust for the benefit of the Holders of any particular series of Debt Securities. (Indenture, Section 6.07)

PLAN OF DISTRIBUTION

      The Debt Securities may be sold in any of the following ways: (1) through underwriters or dealers; (2) through agents; or (3) directly to one or more purchasers (through a specific bidding or auction process or otherwise).

      The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

      In connection with the sale of Debt Securities, underwriters or agents may receive compensation from the Corporation or from purchasers of Debt Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agents. If a dealer is utilized to sell the Debt Securities, the Corporation will sell such Debt Securities to the dealer as principal. The dealer may then resell such Debt Securities to the public at varying prices to be determined by such dealer at any time of resale.

      Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Corporation and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter, dealer or agent will be identified, and any such compensation received from the Corporation will be described, in the applicable Prospectus Supplement.

      Offers to purchase Debt Securities may be solicited directly and the sale thereof may be made directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the Prospectus Supplement relating thereto, including the terms of any bidding or auction process.

      If so indicated in the Prospectus Supplement, the Corporation will authorize underwriters, dealers or agents to solicit offers by certain specified institutions to purchase Debt Securities from the Corporation at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement and the Prospectus Supplement will set forth the commission payable for the solicitation of such contracts.

      Under agreements which may be entered into by the Corporation, underwriters, dealers and agents who participate in the distribution of Debt Securities may be entitled to indemnification by the Corporation against certain liabilities, including liabilities under the Securities Act or to contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof.

      Unless otherwise indicated in the applicable Prospectus Supplement, the Corporation does not intend to apply for the listing of any series of Debt Securities on a national securities exchange. If the Debt Securities of any series are sold to or through underwriters, the underwriters may make a market in such Debt Securities, as permitted by applicable laws and regulations. No underwriter would be obligated, however, to make a market in such Debt Securities, and any such market-making could be discontinued at any time at the sole discretion of the underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Debt Securities of any series.

      Certain of the underwriters, dealers or agents and their associates may be customers of, engage in transactions with, and perform services for, the Corporation in the ordinary course of business.

LEGAL MATTERS

      Unless otherwise indicated in the Prospectus Supplement relating to an offering of Debt Securities, the legality of such Debt Securities will be passed upon for the Corporation by Jerry Kronenberg, Vice President, General Counsel and Secretary of the Corporation, and by counsel for any underwriters, dealers and agents.

EXPERTS

      The consolidated financial statements of the Corporation and its consolidated subsidiaries (except the consolidated financial statements of Augat Inc. (a wholly-owned subsidiary of the Corporation since December 11, 1996) and subsidiaries as of December 29, 1996 and for each of the two years in the period ended December 29, 1996) as of December 28, 1997 and for each of the three years in the period ended December 28, 1997, incorporated in this Prospectus by reference from the Annual Report on Form 10-K of the Corporation for year ended December 28, 1997 have been audited by KPMG LLP as stated in their report, which is incorporated herein by reference. The financial statements of Augat Inc. and subsidiaries as of December 29, 1996 and for each of the two years in the period ended December 29, 1996 (consolidated with those of the Corporation) have been audited by Deloitte & Touche LLP, as stated in their report which is incorporated herein by reference. Such financial statements of the Corporation and its consolidated subsidiaries have been so incorporated in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing. Both of the foregoing firms are independent auditors.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of

Thomas & Betts Corporation:

      We have audited the accompanying consolidated balance sheets of Thomas & Betts Corporation and subsidiaries as of December 29, 2002 and December 30, 2001, and the related consolidated statements of operations, cash flows, and shareholders’ equity and comprehensive income (loss) for each of the years in the three-year period ended December 29, 2002. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thomas & Betts Corporation and subsidiaries as of December 29, 2002 and December 30, 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 29, 2002, in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Note 3 to the consolidated financial statements, the Corporation changed its method of accounting for goodwill and other intangible assets in 2002.

/s/	KPMG LLP

KPMG LLP

Memphis, Tennessee

February 5, 2003

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	2002	2001	2000

	(In thousands, except per share data)
Net sales	$1,345,857	$1,497,491	$1,756,083
Costs and expenses:
Cost of sales	1,014,242	1,179,764	1,488,653
Selling, general and administrative	282,332	341,047	462,404
Impairment charges on long-lived assets	1,236	83,281	33,371
Provision (recovery) — restructured operations	1,656	11,666	(2,815)

	1,299,466	1,615,758	1,981,613

Earnings (loss) from operations	46,391	(118,267)	(225,530)
Income from unconsolidated companies	2,593	2,199	15,001
Interest expense — net	(35,225)	(41,900)	(47,894)
Other (expense) income — net	(15,969)	(29,071)	9,035

Earnings (loss) from continuing operations before income taxes	(2,210)	(187,039)	(249,388)
Income tax provision (benefit)	6,002	(48,162)	(70,702)

Net earnings (loss) from continuing operations before cumulative effect of an accounting change	(8,212)	(138,877)	(178,686)
Cumulative effect of an accounting change	(44,815)	—	—
Earnings from discontinued operations — net	—	—	14,724
Gain (loss) on sale of discontinued operations — net	—	(7,513)	138,130

Net earnings (loss)	$(53,027)	$(146,390)	$(25,832)

Basic earnings (loss) per share:
Earnings (loss) from continuing operations before cumulative effect of an accounting change	$(0.14)	$(2.39)	$(3.08)
Cumulative effect of an accounting change	(0.77)	—	—
Earnings from discontinued operations	—	—	0.25
Gain (loss) on sale of discontinued operations	—	(0.13)	2.38

Net earnings (loss)	$(0.91)	$(2.52)	$(0.45)

Diluted earnings (loss) per share:
Earnings (loss) from continuing operations before cumulative effect of an accounting change	$(0.14)	$(2.39)	$(3.08)
Cumulative effect of an accounting change	(0.77)	—	—
Earnings from discontinued operations	—	—	0.25
Gain (loss) on sale of discontinued operations	—	(0.13)	2.38

Net earnings (loss)	$(0.91)	$(2.52)	$(0.45)

Average shares outstanding:
Basic	58,273	58,116	57,950
Diluted	58,273	58,116	57,950

The accompanying Notes are an integral part of these Consolidated Financial Statements.

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 29,	December 30,
	2002	2001

	(In thousands)
ASSETS
Current Assets
Cash and cash equivalents	$177,994	$234,843
Marketable securities	65,863	6,982
Receivables — net of allowances of $60,143 and $83,245	161,091	188,160
Inventories:
Finished goods	90,325	103,450
Work-in-process	22,059	23,839
Raw materials	69,898	64,790

Total inventories	182,282	192,079

Deferred income taxes	64,423	79,821
Income tax receivables	—	5,779
Prepaid expenses	12,895	13,222
Assets held for sale	40,383	49,417

Total Current Assets	704,931	770,303

Property, plant and equipment
Land	14,447	14,136
Buildings	150,815	154,367
Machinery and equipment	509,839	503,652
Construction-in-progress	9,601	18,164

	684,702	690,319
Less accumulated depreciation	(397,287)	(381,239)

Net property, plant and equipment	287,415	309,080

Goodwill — net	437,175	474,715
Investments in unconsolidated companies	121,575	121,735
Deferred income taxes	36,414	50,148
Other assets	32,246	35,629

Total Assets	$1,619,756	$1,761,610

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Current maturities of long-term debt	$65,126	$54,002
Accounts payable	109,479	120,688
Accrued liabilities	113,406	176,959
Income taxes payable	9,148	4,060

Total Current Liabilities	297,159	355,709

Long-Term Liabilities
Long-term debt	559,982	618,035
Other long-term liabilities	138,479	104,581
Shareholders’ Equity
Common stock	5,830	5,816
Additional paid-in capital	342,911	340,265
Retained earnings	394,175	447,202
Unearned compensation — restricted stock	(2,914)	(2,831)
Accumulated other comprehensive income	(115,866)	(107,167)

Total Shareholders’ Equity	624,136	683,285

Total Liabilities and Shareholders’ Equity	$1,619,756	$1,761,610

The accompanying Notes are an integral part of these Consolidated Financial Statements.

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2002	2001	2000

	(In thousands)
Cash Flows from Operating Activities:
Net earnings (loss)	$(53,027)	$(146,390)	$(25,832)
Cumulative effect of an accounting change	44,815	—	—
Loss (gain) on sale of discontinued operations	—	7,513	(138,130)
(Income) loss from discontinued operations	—	—	(14,724)

Income (loss) from continuing operations before cumulative effect of an accounting change	(8,212)	(138,877)	(178,686)
Adjustments:
Depreciation and amortization	50,244	82,680	100,125
Impairment charge on long-lived assets	1,236	83,281	33,371
Provision (recovery) — restructured operations	1,656	11,666	(2,815)
Undistributed earnings from unconsolidated companies	(2,593)	(2,199)	(15,001)
Mark-to-market adjustment for derivative instruments	(617)	1,074	—
(Gain) loss on sale of property, plant and equipment	(194)	98	(468)
Deferred income taxes	43,017	(58,273)	(7,172)
Changes in operating assets and liabilities — net:
Receivables	35,673	132,062	54,742
Sale (repurchase) of receivables under asset securitization program	—	—	(177,100)
Inventories	16,428	65,595	59,789
Accounts payable	(15,016)	(34,045)	(48,890)
Accrued liabilities	(68,547)	(25,936)	20,270
Income taxes payable	10,615	(14,688)	(89,576)
Other	16,695	(1,002)	3,073

Net cash provided by (used in) operating activities	80,385	101,436	(248,338)

Net cash flows from discontinued operations	—	—	53,226

Cash Flows from Investing Activities:
Purchases of and investment in businesses	(5,079)	—	(1,800)
Purchases of property, plant and equipment	(23,811)	(38,994)	(69,369)
Proceeds from sale of property, plant and equipment	3,697	—	—
Proceeds from divestitures of businesses	373	30,537	723,262
Marketable securities acquired	(84,624)	—	—
Proceeds from matured marketable securities	25,463	4,208	2,539

Net cash provided by (used in) investing activities	(83,981)	(4,249)	654,632

Cash Flows from Financing Activities:
Increase (decrease) in borrowings with original maturities less than 90 days	—	(16,384)	(8,927)
Proceeds from long-term debt and other borrowings	4,434	4,451	—
Repayment of long-term debt and other borrowings	(61,886)	(6,033)	(246,974)
Stock options exercised	248	—	4
Cash dividends paid	—	(48,753)	(64,889)

Net cash provided by (used in) financing activities	(57,204)	(66,719)	(320,786)
Effect of exchange-rate changes on cash	3,951	(2,956)	(1,043)

Net increase (decrease) in cash and cash equivalents	(56,849)	27,512	137,691
Cash and cash equivalents — beginning of year	234,843	207,331	69,640

Cash and cash equivalents — end of year	$177,994	$234,843	$207,331

Cash payments for interest	$45,277	$48,982	$69,337
Cash payments (refunds) for income taxes	$(48,517)	$18,371	$(9,050)

The accompanying Notes are an integral part of these Consolidated Financial Statements.

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME (LOSS)

						Accumulated
						Other
	Common Stock					Comprehensive	Comprehensive
			Paid-In	Retained	Restricted	Income	Income
	Shares	Amount	Capital	Earnings	Stock	(Loss)	(Loss)	Total

	(In thousands)
Balance at January 2, 2000	57,821	$5,782	$332,480	$716,876	$(3,439)	$(35,899)	$—	$1,015,800

Net income (loss)	—	—	—	(25,832)	—	—	(25,832)	(25,832)
Other comprehensive income (loss):
Unrealized gain (loss) adjustment on securities net of taxes of $(127)	—	—	—	—	—	—	(208)	(208)
Minimum pension liability	—	—	—	—	—	—	(1,712)	(1,712)
Cumulative translation adjustment	—	—	—	—	—	—	(24,086)	(24,086)

Other comprehensive income (loss)	—	—	—	—	—	(26,006)	(26,006)	—

Comprehensive income (loss)	—	—	—	—	—	—	(51,838)	—

Dividends declared	—	—	—	(64,929)	—	—	—	(64,929)
Stock options and incentive awards	179	18	4,745	—	(4,726)	—	—	37
Amortization of restricted stock	—	—	—	—	5,498	—	—	5,498

Balance at December 31, 2000	58,000	$5,800	$337,225	$626,115	$(2,667)	$(61,905)	$—	$904,568

Net income (loss)	—	—	—	(146,390)	—	—	(146,390)	(146,390)
Other comprehensive income (loss):
Unrealized gain (loss) adjustment on securities net of taxes of $(54)	—	—	—	—	—	—	(100)	(100)
Minimum pension liability	—	—	—	—	—	—	(28,998)	(28,998)
Cumulative translation adjustment	—	—	—	—	—	—	(16,164)	(16,164)

Other comprehensive income (loss)	—	—	—	—	—	(45,262)	(45,262)	—

Comprehensive income (loss)	—	—	—	—	—	—	(191,652)	—

Dividends declared	—	—	—	(32,523)	—	—	—	(32,523)
Stock options and incentive awards	158	16	3,040	—	(3,108)	—	—	(52)
Amortization of restricted stock	—	—	—	—	2,944	—	—	2,944

Balance at December 30, 2001	58,158	$5,816	$340,265	$447,202	$(2,831)	$(107,167)	$—	$683,285

Net income (loss)	—	—	—	(53,027)	—	—	(53,027)	(53,027)
Other comprehensive income (loss):
Unrealized gain (loss) adjustment on securities net of taxes of $(20)	—	—	—	—	—	—	(38)	(38)
Minimum pension liability net of taxes of $(14,110)	—	—	—	—	—	—	(23,021)	(23,021)
Cumulative translation adjustment	—	—	—	—	—	—	14,360	14,360

Other comprehensive income (loss)	—	—	—	—	—	(8,699)	(8,699)	—

Comprehensive income (loss)	—	—	—	—	—	—	(61,726)	—

Stock options and incentive awards	138	14	2,646	—	(2,349)	—	—	311
Amortization of restricted stock	—	—	—	—	2,266	—	—	2,266

Balance at December 29, 2002	58,296	$5,830	$342,911	$394,175	$(2,914)	$(115,866)	$—	$624,136

Preferred Stock: Authorized 1,000,000 shares, par value $0.10 per share. None issued; 300,000 shares reserved for the Corporation’s Shareholder Rights Plan (See Note 14).

Common Stock: Authorized 250,000,000 shares, par value $0.10 per share.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Nature of Operations

      Thomas & Betts Corporation is a leading designer and manufacturer of connectors and components for electrical and communication markets. The Corporation is also a leading producer of steel structures, used primarily for utility transmission, and industrial heating units. With international headquarters in Memphis, Tennessee, Thomas & Betts operates over 140 manufacturing, distribution and office facilities around the world in approximately 20 countries. Thomas & Betts designs, manufactures and sells components used in assembling, maintaining or repairing electrical and communications systems. The Corporation’s products include: (1) electrical connectors, components and accessories for industrial, commercial, utility and residential construction, renovation and maintenance applications and for applications within other companies’ products, primarily in North America, Europe and to a lesser extent, Asia; (2) electromechanical components, subsystems and accessories used to maintain, construct and repair cable television and telecommunications networks worldwide; (3) transmission poles and towers primarily for North American customers; and (4) heating units and accessories for North American and European markets.

2.     Summary of Significant Accounting Policies

      Basis of Presentation: The consolidated financial statements include the accounts of the Corporation and its domestic and foreign subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. When appropriate, the Corporation uses the equity method of accounting for its investments in 20-to-50-percent-owned companies. Under accounting principles generally accepted in the United States of America (GAAP), there is a presumption that the equity method should be used to account for those investments. If the Corporation were to determine that it no longer had the ability to exercise significant influence over the operating and financial policies of those companies, GAAP would require the Corporation to use the cost method rather than the equity method to account for those investments. The Corporation regularly monitors its relationships with these companies. See Note 14 for a discussion of the Corporation’s 2002 change in accounting method for its investment in Leviton Manufacturing Co., Inc.

      Certain reclassifications have been made to prior periods to conform to the current year presentation.

      Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the applicable reporting period. Actual results could differ from those estimates.

      Fiscal Year: The Corporation’s fiscal year ends on the Sunday closest to the end of the calendar year. Results for 2002, 2001 and 2000 are for 52-week periods.

      Cash and Cash Equivalents: Cash equivalents consist of investments with maturities at date of purchase of less than 90 days that have a low risk of change in value due to interest rate fluctuations. Foreign currency cash flows have been converted to U.S. dollars at applicable weighted-average exchange rates or the exchange rates in effect at the time of the cash flows, where determinable.

      Marketable Securities: Investments in marketable securities are stated at fair value. Fair value is determined using quoted market prices and, when appropriate, exchange rates at the end of the applicable reporting period. Unrealized gains and losses on marketable securities classified as available-for-sale are recorded in accumulated other comprehensive income, net of tax.

      Revenue Recognition: The Corporation recognizes revenue when finished products are shipped to unaffiliated customers and both title and the risks of ownership are transferred. Sales discounts, quantity

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and price rebates, allowances and warranty costs are estimated based on experience and recorded in the period in which the sale is recognized. The Corporation provides additional allowances for bad debts when circumstances dictate. Certain customers have a right to return goods under certain circumstances and those returns, which are reasonably estimable, are accrued for at the time of shipment.

      Foreign Currency Translation: Financial statements of international subsidiaries are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and a weighted-average exchange rate for each period for revenues, expenses, gains and losses. Where the local currency is the functional currency, translation adjustments are recorded as Accumulated Other Comprehensive Income. Where the U.S. dollar is the functional currency, translation adjustments are recorded in income.

      Credit Risk: Credit risk with respect to trade receivables is limited due to the large number of customers comprising the Corporation’s customer base and their dispersion across many different industries and geographic areas.

      Asset Securitization: In September 2001, the Corporation entered into an asset-securitization program. The program permits the Corporation to continually sell accounts receivable through September 20, 2003, up to a maximum of $120 million. Any sales under the program would be accounted for as sales of assets under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” The amount of accounts receivable that may be sold from time to time depends on the level of eligible accounts receivable and restrictions on concentrations of receivables. Availability under this facility as of December 29, 2002 was approximately $51 million. As of December 29, 2002, no receivables have been sold under this program.

      Inventories: Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

      Property, Plant and Equipment: Property, plant and equipment are stated at cost. Expenditures for maintenance and repair are charged to expense as incurred. Major renewals and betterments that significantly extend the lives of assets are capitalized. Depreciation is computed principally on the straight-line method over the estimated useful lives of the assets, which range principally from five to 45 years for buildings, three to 10 years for machinery and equipment, and the lessor of the underlying lease term or 10 years for land and leasehold improvements.

      Goodwill and Other Intangible Assets: Goodwill consists principally of the excess of cost over the fair value of net assets acquired in business combinations accounted for as purchases. Other intangible assets, classified as other assets, consist primarily of estimated fair values for trade names and a distributor network, arising from an acquisition in 2002.

      Beginning in 2002, the Corporation followed the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 required a transitional impairment test of goodwill and indefinite lived assets in 2002 and an annual test in 2002 and thereafter. The Corporation performed its transitional test of goodwill as of the beginning of 2002 and expects to perform its annual impairment assessment in the fourth quarter of each year, unless circumstances dictate more frequent assessments. Under the provisions of SFAS No. 142, each test of goodwill requires the Corporation to determine the fair value of each reporting unit, and compare the fair value to the reporting unit’s carrying amount. To the extent a reporting unit’s carrying amount exceeds its fair value, an indication exists that the reporting unit’s goodwill may be impaired and the Corporation must perform a second more detailed impairment assessment. The second impairment assessment involves allocating the reporting unit’s fair value to all of its recognized and unrecognized assets and liabilities in order to determine the implied fair value of the reporting unit’s goodwill as of the assessment date. The implied fair value of the reporting unit’s goodwill

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

is then compared to the carrying amount of goodwill to quantify an impairment charge as of the assessment date. See Note 3 for information regarding an impairment charge recorded in 2002 as a result of the adoption of SFAS No. 142 and other transitional disclosure information.

      Prior to 2002, goodwill was accounted for under the provisions of SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.” Goodwill was amortized on a straight-line basis over various periods not exceeding 40 years; and the Corporation reviewed goodwill whenever events or changes in circumstances indicated that the carrying amount of the assets might not be recoverable.

      Long-Lived Assets: The Corporation adopted the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” on December 31, 2001. SFAS No. 144 establishes accounting standards for the impairment of long-lived assets such as property, plant and equipment and intangible assets subject to amortization. For purposes of recognizing and measuring impairment of long-lived assets, the Corporation evaluates assets for associated product groups. The Corporation reviews long-lived assets to be held-and-used for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted expected future cash flows over the remaining useful life of the primary asset in the associated product groups is less than the carrying amount of the assets, the assets are considered to be impaired. Impairment losses are measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. When fair values are not available, the Corporation estimates fair value using the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the assets. Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. The impact of adopting SFAS No. 144 was not material. Prior to the December 31, 2001 adoption of SFAS No. 144, the Corporation had assets held for sale, which under the transitional provisions of that pronouncement, have been accounted for in accordance with SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.” Under provisions of SFAS No. 121, depreciation on assets held for sale, which would have been $7.3 million for 2002, was discontinued as of December 31, 2001. Net sales associated with assets held for sale for 2002, 2001 and 2000 were approximately $63 million, $73 million and $114 million, respectively. See Note 5.

      Income Taxes: The Corporation uses the asset and liability method of accounting for income taxes. This method recognizes the expected future tax consequences of temporary differences between the book and tax bases of assets and liabilities and provides a valuation allowance based on more-likely-than-not criteria.

      Environmental Costs: Environmental expenditures that relate to current operations are expensed or capitalized, as appropriate. Remediation costs that relate to an existing condition caused by past operations are accrued when it is probable that those costs will be incurred and can be reasonably estimated based on evaluations of currently available facts related to each site.

      Derivative Instruments: The Corporation is exposed to market risk from changes in raw material prices, foreign exchange rates and interest rates. At times, the Corporation may enter into various derivative instruments to manage certain of these risks. The Corporation does not enter into derivative instruments for speculative or trading purposes. The Corporation’s derivative instruments associated with foreign currencies and commodities have not previously been designated as hedging instruments and do not qualify for hedge accounting treatment and are therefore marked to market each period. Interest rate swaps entered into during 2002 qualify for the short-cut method of accounting for a fair value hedge under SFAS No. 133. See Note 9.

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Earnings Per Share: Basic earnings per share are computed by dividing net earnings (loss) by the weighted-average number of shares of common stock outstanding during the year. Diluted earnings per share are computed by dividing net earnings by the sum of (1) the weighted-average number of shares of common stock outstanding during the period and (2) the dilutive effect of the assumed exercise of stock options using the treasury stock method.

      Stock Options: At December 29, 2002, the Corporation has stock option plans that provide for the purchase of the Corporation’s common stock by its key employees and non-employee directors, which are described more fully in Note 11. The Corporation applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations including FASB Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation,” an interpretation of APB Opinion No. 25, issued March 2000, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, “Accounting for Stock-Based Compensation,” and SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” established accounting and disclosure requirements using a fair-value-base method of accounting for stock-based employee compensation plans. As allowed under SFAS No. 123, the Corporation has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123.

      The following table illustrates the effect on net earnings (loss) and earnings (loss) per share if the Corporation had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation.

	2002	2001	2000

	(In thousands, except per share data)
Net earnings (loss), as reported	$(53,027)	$(146,390)	$(25,832)
Deduct total incremental stock-based compensation expense determined under fair-value-based method for all awards, net of related tax effects	(4,466)	(4,580)	(4,019)

Proforma net earnings (loss)	$(57,493)	$(150,970)	$(29,851)

Earnings (loss) per share:
Basic — as reported	$(0.91)	$(2.52)	$(0.45)

Basic — proforma	$(0.99)	$(2.60)	$(0.52)

Diluted — as reported	$(0.91)	$(2.52)	$(0.45)

Diluted — proforma	$(0.99)	$(2.60)	$(0.52)

      A valuation using the fair-value-based accounting method has been made for stock options issued in 2002, 2001 and 2000. That valuation was performed using the Black-Scholes option-pricing model.

      The Corporation’s 10-year term options were valued assuming:

	2002	2001	2000

Risk-free interest rate on issuance date	4.25%	4.50%	6.50%
Dividend yield	—%	—%	4%
Volatility	35%	35%	30%
Average expected option life	5 years	5 years	5 years

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The valuation determined a per-share weighted-average fair value for options granted during 2002, 2001 and 2000 of $7.20, $7.89 and $6.68, respectively.

      Recently Issued Accounting Standards: In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 requires all companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities after December 31, 2002. The impact of adopting SFAS No. 146 is not expected to be material to the Corporation’s Consolidated Financial Statements.

3.     Accounting Change

      Effective December 31, 2001, the Corporation adopted SFAS No. 142, which required in 2002 a transitional and annual test of goodwill associated with reporting units for indications of impairment. During the second quarter 2002, the Corporation completed its transitional impairment assessment as of December 31, 2001. No impairment was noted for any reporting units within the Corporation’s segments, except within the HVAC segment. A second more detailed impairment assessment involving the implied fair value of goodwill resulted in a non-cash charge of $44.8 million associated with the Corporation’s HVAC segment. This transitional charge was recorded as a cumulative effect of an accounting change in the Corporation’s consolidated statement of operations for the first quarter of 2002. The Corporation re-assessed its goodwill for impairment during the fourth quarter of 2002 and noted no impairment for any reporting units within the Corporation’s segments. Fair values used for the impairment assessments performed at the beginning of and during 2002 were determined by an independent third party.

      The following SFAS No. 142 disclosure presents the net loss and related per share amounts in 2001 and 2000 as if amortization of goodwill had not been recorded.

	December 30, 2001

		Add Back Goodwill
	As Reported	Amortization	As Adjusted

Earnings (loss) from continuing operations before income taxes	$(187,039)	$15,882	$(171,157)
Income tax provision (benefit)	(48,162)	109	(48,053)

Net earnings (loss) from continuing operations	$(138,877)	$15,773	$(123,104)

Net earnings (loss) per common share from continuing operations:
Basic	$(2.39)	$0.27	$(2.12)

Diluted	$(2.39)	$0.27	$(2.12)

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31, 2000

		Add Back Goodwill
	As Reported	Amortization	As Adjusted

Earnings (loss) from continuing operations before income taxes	$(249,388)	$17,472	$(231,916)
Income tax provision (benefit)	(70,702)	189	(70,513)

Net earnings (loss) from continuing operations	$(178,686)	$17,283	$(161,403)

Net earnings (loss) per common share from continuing operations:
Basic	$(3.08)	$0.30	$(2.79)

Diluted	$(3.08)	$0.30	$(2.79)

      As of December 29, 2002, the Corporation has approximately $4 million of other intangible assets, consisting primarily of estimated fair values for trade names and a distributor network which were associated with a 2002 acquisition.

4.     Acquisitions and Divestitures

      2002 — Acquisitions: The Corporation completed one acquisition during 2002 for approximately $8 million in cash (approximately $5 million, net of acquired cash). The Corporation acquired all outstanding common stock of Group Thermalliance S.A., a French HVAC manufacturer. An allocation of the purchase price to the assets and liabilities acquired was performed in accordance with SFAS No. 141. Assets acquired also consisted of estimated fair values for trade names and a distributor network, which were derived from the purchase price allocation and totaled approximately $4 million. The accompanying 2002 Consolidated Statement of Operations includes net sales of $5.3 million for the acquired entity.

      2001 — Divestitures: The Corporation sold its copper and zinc ground rod product line in February 2001 for $6 million, which approximated net book value. This product line had net sales of approximately $3 million in 2001 prior to the divestiture.

      The 2001 results include $39.8 million in pre-tax charges related to the impairment and subsequent sale of the Corporation’s American Electric and Dark-to-Light lighting product lines. These charges include $36.6 million for impairment charges on long-lived assets, primarily goodwill, associated with these product lines. The Corporation received $24.5 million in net proceeds and retained accounts receivable related to these product lines. These product lines had net sales of approximately $50 million in 2001 prior to the divestiture.

      2000 — Acquisitions and Divestitures: On July 2, 2000, the Corporation completed the sale of substantially all of its global Electronics OEM business to Tyco Group S.A.R.L. (“Tyco”) for $750 million in cash, subject to adjustment, with a portion of the proceeds deferred. The cash purchase price was reduced by approximately $14 million for debt assumed by Tyco. At closing, Tyco wire transferred funds of approximately $686 million and retained $50 million of the purchase price. During the third quarter of 2000, $15 million of withheld proceeds were released to the Corporation. Subsequent to 2001, the Corporation reached a settlement agreement which stipulates that Tyco will retain $35 million held for post closing adjustments on working capital and long-term assets. In the fourth quarter 2001, the Corporation recorded an $8 million net-of-tax charge to gain on sale of discontinued operations to reflect the settlement. The results of the Electronics OEM business have been reported separately as discontinued operations in the accompanying consolidated financial statements. The results of discontinued operations do

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

not reflect any allocated corporate overhead expenses for centralized administration, finance and information technology departments.

      The sale resulted in a pretax gain of approximately $226 million, which, reduced by approximately $95 million of income taxes, produced a gain on sale of discontinued operations of approximately $131 million. The gain includes approximately $15 million of losses, net of $3 million of tax benefit, resulting from the operations of the Electronics OEM business from the April 3, 2000 measurement date to the closing date.

      Net sales and earnings from discontinued operations for the three-month period prior to April 3, 2000 are as follows:

2000

(In thousands)
Net sales	$205,103

Earnings before income taxes	$23,546
Income tax expense	8,822

Earnings from discontinued operations	$14,724

      Included in earnings from discontinued operations is interest expense of $4.3 million for the three-month period prior to April 3, 2000 which was allocated to discontinued operations based upon the ratio of invested capital of discontinued operations to consolidated invested capital.

      The Corporation sold its Telzon/HDDX product line in March 2000 for an amount which approximated net book value. This product line had net sales of $1 million in 2000 prior to its divestiture.

      The Corporation sold its Aster product line in November 2000 for an amount which approximated net book value. This product line had net sales of $10 million in 2000 prior to its divestiture.

      The Corporation completed the purchase of one product line (telecommunications enclosures) in May 2000 for $1.8 million. The acquisition was accounted for using the purchase method of accounting.

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.     Restructuring and Asset Impairments

     2002 and 2001 Restructuring and Asset Impairments

      The following table indicates by segment the Corporation’s charges in 2002 and 2001, and the related financial statement captions impacted by these charges in the accompanying Consolidated Statements of Operations and Consolidated Balance Sheets.

	Impairment Charge on
	Long-Lived Assets		Restructuring
			Charges	Net Sales	Cost of Sales		SG&A
	Property,	Goodwill
	Plant and	and Other	Accrued	Accounts		Accrued	Accrued	Total
	Equipment	Intangibles	Liabilities	Receivable	Inventory	Liabilities	Liabilities	Charges

2002
Electrical Segment:
Manufacturing efficiency and consolidation initiatives(a)	$—	$—	$1,656	$—	$—	$32,781	$—	$34,437
Communications Segment:
Communications product lines(b)	1,236	—	—	—	—	—	—	1,236

	$1,236	$—	$1,656	$—	$—	$32,781	$—	$35,673

2001
Electrical Segment:
Manufacturing efficiency and consolidation initiatives(a)	$30,365	$(324)	$11,666	$—	$3,047	$4,321	$—	$49,075
Lighting product lines(c)	1,275	35,362	—	2,532	—	632	—	39,801
Severance(d)	—	—	—	—	—	2,750	1,450	4,200
Other	(140)	—	—	—	—	—	—	(140)
Communications Segment:
Communications product lines(b)	13,146	3,597	—	—	—	—	—	16,743
Severance(d)	—	—	—	—	—	400	—	400
HVAC Segment:
Severance(d)	—	—	—	—	—	150	—	150

	$44,646	$38,635	$11,666	$2,532	$3,047	$8,253	$1,450	$110,229

(a)	Manufacturing efficiency and consolidation initiatives

Late in 2001, the Corporation began planning and implementing initiatives to streamline production, improve productivity and reduce costs at its United States, European and Mexican electrical products manufacturing facilities.

      The manufacturing initiatives had three major components:

•	Revising manufacturing processes to improve equipment and labor productivity;

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Consolidating manufacturing capacity; and

•	Investing in tooling and training to achieve superior levels of productivity.

As indicated below, the Corporation recorded $34.4 million in pre-tax charges during 2002 and $49.1 million in pre-tax charges in the fourth quarter of 2001 related to this program. As of December 29, 2002, the manufacturing restructuring program was substantially complete. The components of the 2002 and 2001 pre-tax charges are as follows:

	2002	2001	Total

	(In thousands)
Certain costs excluded from Electrical segment earnings:
Impairment charges on long-lived assets	$—	$30,041	$30,041
Provision (recovery) — restructured operations	1,656	11,666	13,322
Cost of sales	—	3,047	3,047

Total excluded from Electrical segment earnings	1,656	44,754	46,410

Certain costs reflected in Electrical segment earnings:
Cost of sales	32,781	4,321	37,102

Total reflected in Electrical segment earnings	32,781	4,321	37,102

Total manufacturing plan costs	$34,437	$49,075	$83,512

The following table summarizes the 2002 and 2001 restructuring accruals and activity:

	Original	2002		Balance at
	2001	Provision	2002	December 29,
	Provision	(Recovery)	Payments	2002

	(In thousands)
Severance and employee-related costs	$4,856	$1,658	$(5,434)	$1,080
Idle facilities	4,561	(395)	(1,131)	3,035
Purchase order commitments	—	1,055	(1,055)	—
Other facility exit costs	2,249	(662)	(952)	635

	$11,666	$1,656	$(8,572)	$4,750

Severance and other employee-related costs involve actions that are expected to ultimately result in a net reduction of approximately 1,300 jobs including the direct, indirect and administrative positions at plants associated with the Corporation’s Electrical segment. As of December 29, 2002, the Corporation had realized a net reduction of approximately 1,100 jobs. A substantial portion of the remaining severance accrual relates to a facility in Alabama scheduled to be closed in 2003. The remaining accrual for idle facilities reflects future maintenance costs on facilities closed as a result of the manufacturing restructuring program. Other facility exit costs include costs primarily for site preparation and reconditioning, lease termination and miscellaneous asset disposals.

(b)	Communications product lines

During December 2001, management determined that certain product lines in the Communications segment were non-strategic for the Corporation. Accordingly during December 2001, the inventories and long-lived assets for these product lines were reclassified to assets held for sale at their approximated net realizable value. As of December 29, 2002 and December 30, 2001, the assets held for sale totaled $40.4 million and $49.4 million, respectively. The 2002 and 2001 results include pre-

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

tax impairment charges of approximately $1.2 million and $16.7 million, respectively, in association with the long-lived assets of these product lines. These charges were excluded from segment results.

(c)	Lighting product lines

The 2001 results include approximately $39.8 million in pre-tax charges relating to the impairment and subsequent sale of the Corporation’s American Electric and Dark-to-Light lighting product lines. These charges include $36.6 million for impairment on long-lived assets, primarily goodwill, associated with these product lines which were excluded from segment results. The remaining charges of $3.2 million were included in segment results. Net proceeds of approximately $24.5 million were received during 2001 for this sale. Electrical segment net sales during 2001 for these product lines were approximately $50 million prior to the divestiture.

(d)	Severance

The 2001 results reflect $4.8 million of severance costs related to a third quarter 2001 work force reduction. These costs were included in the results of the applicable segments.

2000 Restructuring and Asset Impairments

      Subsequent to its 2000 decision to sell the Electronics OEM business, the Corporation’s management re-evaluated the strategic importance of a number of smaller product lines and concluded that the Corporation would dispose of some of those product lines by sale or otherwise. As a result, the Corporation recorded impairment losses for long-lived assets of approximately $33.4 million during 2000. Impairment losses totaled approximately $20.7 million for the Electrical segment (primarily die cast fittings, circuit protection and electrical enclosures product lines) and totaled approximately $12.7 million for the Communications segment (primarily the premise wiring product line). Other related charges, primarily inventory write-downs, totaled approximately $26.8 million. Electrical and Communications segment net sales during 2000 for the above-mentioned product lines were approximately $50 million and $10 million, respectively.

      During 2000, the Corporation recognized a recovery for restructuring operations related to a cost-reduction program that commenced in 1998 and was completed by year-end 2000. The 2000 recovery of $2.8 million was primarily due to management’s decision not to close three facilities as provided under the original provision.

6.     Basic and Fully Diluted Earnings Per Share

      The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations:

	2002	2001	2000

	(In thousands, except per share data)
Net earnings (loss) from continuing operations before cumulative effect of an accounting change	$(8,212)	$(138,877)	$(178,686)
Cumulative effect of an accounting change	(44,815)	—	—
Earnings from discontinued operations — net	—	—	14,724
Gain (loss) on sale of discontinued operations — net	—	(7,513)	138,130

Net earnings (loss)	$(53,027)	$(146,390)	$(25,832)

Basic shares:

Average shares outstanding	58,273	58,116	57,950

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2002	2001	2000

	(In thousands, except per share data)
Basic earnings (loss) per share:
Net earnings (loss) from continuing operations before cumulative effect of an accounting change	$(0.14)	$(2.39)	$(3.08)
Cumulative effect of an accounting change	(0.77)	—	—
Earnings from discontinued operations — net	—	—	0.25
Gain (loss) on sale of discontinued operations — net	—	(0.13)	2.38

Net earnings (loss)	$(0.91)	$(2.52)	$(0.45)

Diluted shares:
Average shares outstanding	58,273	58,116	57,950
Additional shares from the assumed exercise of stock options	—	—	—

	58,273	58,116	57,950

Diluted earnings (loss) per share:
Net earnings (loss) from continuing operations before cumulative effect of an accounting change	$(0.14)	$(2.39)	$(3.08)
Cumulative effect of an accounting change	(0.77)	—	—
Earnings from discontinued operations — net	—	—	0.25
Gain (loss) on sale of discontinued operations — net	—	(0.13)	2.38

Net earnings (loss)	$(0.91)	$(2.52)	$(0.45)

      Due to the net losses in 2002, 2001 and 2000, the assumed net exercise of stock options in those years was excluded, as the effect would have been anti-dilutive. Options for 5,150,000, 3,369,000 and 2,949,000 shares of common stock in 2002, 2001, and 2000, respectively, were excluded because their effect was anti-dilutive.

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.     Income Taxes

      The total pretax earnings (loss) and income tax provision (benefit) recorded by the Corporation in 2002, 2001 and 2000 was as follows:

	Pretax
	Earnings	Tax Provision	Tax
	(Loss)	(Benefit)	Rate

	(In thousands)
2002
Continuing operations before cumulative effect of an accounting change	$(2,210)	$6,002	271.6%
Cumulative effect of an accounting change	(44,815)	—	—%

	$(47,025)	$6,002

2001
Continuing operations	$(187,039)	$(48,162)	(25.8)%
Gain (loss) on sale of discontinued operations	(11,558)	(4,045)	(35.0)%

	$(198,597)	$(52,207)

2000
Continuing operations	$(249,388)	$(70,702)	(28.4)%
Earnings from discontinued operations	23,546	8,822	37.5%
Gain (loss) on sale of discontinued operations	237,750	99,620	41.9%

	$11,908	$37,740

      The relationship of domestic and foreign components of earnings (loss) from continuing operations before income taxes is as follows:

	2002	2001	2000

	(In thousands)
Domestic	$(49,713)	$(217,461)	$(302,066)
Foreign	47,503	30,422	52,678

	$(2,210)	$(187,039)	$(249,388)

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The components of income tax provision (benefit) on continuing operations are as follows:

	2002	2001	2000

	(In thousands)
Current
Federal	$(55,551)	$(7,386)	$(93,158)
Foreign	18,274	18,694	31,788
State and local	37	(957)	(3,149)

Total current provision (benefit)	(37,240)	10,351	(64,519)

Deferred
Domestic	45,912	(57,230)	(385)
Foreign	(2,670)	(1,283)	(5,798)

Total deferred provision (benefit)	43,242	(58,513)	(6,183)

	$6,002	$(48,162)	$(70,702)

      The reconciliation between the federal statutory tax rate and the Corporation’s effective tax rate on continuing operations is as follows:

	2002(a)	2001	2000

Federal statutory tax rate	(35.0)%	(35.0)%	(35.0)%
Increase (reduction) resulting from:
State tax — net of federal tax benefit	(613.3)	(11.9)	(6.5)
Partially tax-exempt income	(286.2)	(0.4)	(4.3)
Goodwill amortization	—	9.0	2.7
Foreign tax credit conversion	1,034.4	—	—
Change in valuation allowance	78.0	12.4	7.5
Tax exams and reassessment of tax exposures	(99.6)	—	—
Other	193.3	0.1	7.2

Effective tax rate	271.6%	(25.8)%	(28.4)%

(a)	The near break-even loss before income taxes of the Corporation in 2002 has the effect of exaggerating the relative percentages for components of the 2002 effective tax rate.

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The components of the Corporation’s net deferred tax assets were:

	December 29,	December 30,
	2002	2001

	(In thousands)
Deferred tax assets
Asset impairments	$14,042	$24,952
Accrued employee benefits	7,418	7,763
Accounts receivable and other	23,113	37,858
Inventory	6,448	21,858
Tax credit and loss carryforwards	166,263	172,130
Pension benefits	4,468	3,052
Minimum pension liability	26,027	11,917
Other	5,505	10,409

Total deferred tax assets	253,284	289,939
Valuation allowance	(91,634)	(90,049)

Net deferred tax assets	161,650	199,890

Deferred tax liabilities
Property, plant and equipment	(27,305)	(32,152)
Investments and foreign liabilities	(33,508)	(37,769)

Total deferred tax liabilities	(60,813)	(69,921)

Net deferred tax assets	$100,837	$129,969

      Undistributed earnings of foreign subsidiaries amounted to $135 million at December 29, 2002. Those earnings are considered to be indefinitely reinvested, and, accordingly, no provision for U.S. federal or state income taxes has been provided thereon.

      The valuation allowance for deferred tax assets increased by $1.6 million in 2002 due primarily to net operating loss carryforwards. The valuation allowance at December 29, 2002 related to net operating loss carryforwards, tax credit carryforwards, and deferred state income tax assets. At December 29, 2002, the Corporation had approximately $12 million of foreign tax credits which, if unused, would expire by 2005 and $11 million of state income tax credits which, if unused, would expire by 2016; and $1.2 billion of loss carryforwards. The loss carryforwards are composed of $975 million of U.S. state net operating loss carryforwards which, if unused, will expire by 2022; $191 million of U.S. federal net operating loss carryforwards which, if unused, will expire by 2022; $26 million of foreign net operating loss carryforwards which, if unused, $16 million will expire by 2010; and $10 million do not have expiration dates.

      Realization of the deferred tax assets is dependent upon the Corporation’s ability to generate sufficient future taxable income and, if necessary, execution of its tax planning strategies. Management believes that it is more-likely-than-not that future taxable income and tax planning strategies, based on tax laws in effect as of December 29, 2002, will be sufficient to realize the recorded deferred tax assets, net of the existing valuation allowance at December 29, 2002. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Projected future taxable income is based on management’s forecast of the operating results of the Corporation, and there can be no assurance that such results will be achieved. Management periodically reviews such forecasts in comparison with actual results and expected trends. Management has

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

identified certain tax planning strategies that it could utilize to avoid the loss carryforwards expiring prior to their realization. These tax planning strategies include primarily sales of non-core assets. In the event management determines that sufficient future taxable income, in light of tax planning strategies, may not be generated to fully realize the net deferred tax assets, the Corporation will increase the valuation allowance by a charge to income tax expense in the period of such determination. Additionally, if events change in subsequent periods which indicate that a previously recorded valuation allowance is no longer needed, the Corporation will decrease the valuation allowance by providing an income tax benefit in the period of such determination.

8.     Fair Value of Financial Instruments

      The Corporation’s financial instruments include cash and cash equivalents, marketable securities, long-term debt and interest rate swap agreements. At certain times, the Corporation’s financial instruments include commodity contracts, foreign currency contracts and short-term borrowings. The carrying amounts of those financial instruments generally approximated their fair values at December 29, 2002 and December 30, 2001, except that, based on the borrowing rates available to the Corporation under current market conditions, the fair value of long-term debt (including current maturities) was approximately $602.9 million and $573.6 million at December 29, 2002 and December 30, 2001, respectively. See Note 10.

      The cost bases and fair market values of available-for-sale financial instruments at December 29, 2002 and December 30, 2001 were:

		Gross	Gross	Fair
	Amortized	Unrealized	Unrealized	Market
	Cost Basis	Gains	Losses	Value

	(In thousands)
As of December 29, 2002
Certificates of Deposit	$42,088	$—	$—	$42,088
Mortgage-backed securities	23,330	460	(15)	23,775

Total marketable securities	$65,418	$460	$(15)	$65,863

As of December 30, 2001
Mortgage-backed securities	$6,480	$502	$—	$6,982

      The mortgage-backed securities held at December 29, 2002 had expected maturities ranging from one to approximately 20 years. The Corporation did not realize any significant gains or losses on its marketable securities during 2002, 2001 and 2000. Approximately $20 million of marketable securities held as of December 29, 2002 are pledged to secure letters of credit relating to certain tax refunds.

9.     Derivative Instruments

      The Corporation is exposed to market risk from changes in raw material prices, foreign-exchange rates, and interest rates. At times, the Corporation may enter into various derivative instruments to manage certain of those risks. The Corporation does not enter into derivative instruments for speculative or trading purposes.

Commodities Futures Contracts

      The Corporation is exposed to risk from fluctuating prices for certain materials used to manufacture its products, such as: steel, aluminum, zinc, copper, resins and rubber compounds. At times, some of the

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

risk associated with usage of copper, zinc and aluminum is mitigated through the use of futures contracts that fix the price the Corporation will pay for a commodity. Commodities futures contracts utilized by the Corporation have not previously been designated as hedging instruments and do not qualify for hedge accounting treatment under the provisions of SFAS No. 133 and SFAS No. 138. Mark-to-market gains and losses for commodities futures are recorded in cost of sales. As of December 29, 2002, the Corporation had no outstanding commodities futures contracts. As of December 30, 2001, the Corporation had outstanding commodities futures contracts of $11.5 million. Cost of sales for 2002 and 2001 reflect a gain of $0.6 million and a loss of $0.2 million, respectively, related to the mark-to market adjustments for commodities futures contracts.

Forward Foreign Exchange Contracts

      From time to time, the Corporation utilizes forward foreign exchange contracts for the sale or purchase of certain foreign currencies, principally Canadian, Japanese and European currencies. Forward foreign exchange contracts utilized by the Corporation have not previously been designated as hedging instruments and do not qualify for hedge accounting treatment under the provisions of SFAS No. 133 and SFAS No. 138. Mark-to-market gains and losses for forward foreign exchange contracts are recorded in other expense — net. The Corporation had no outstanding forward foreign exchange contracts as of December 29, 2002 and December 30, 2001. Other expense-net for 2001 reflects a loss of $0.8 million related to the mark-to market adjustment for forward foreign exchange contracts.

Interest Rate Swap Agreements

      During September 2002, the Corporation entered into interest rate swap agreements (“interest swaps”) that effectively converted $250 million notional amount of debt from a fixed interest rate to a floating interest rate based on a six-month average of LIBOR plus the applicable spread. The interest rate swaps qualify for the short-cut method of accounting for a fair value hedge under SFAS No. 133. The amount to be paid or received under the interest rate swap agreements is recorded as a component of net interest expense. The in-the-money fair value of the interest swaps totaled $3.1 million and is classified in other long-term assets as of December 29, 2002. An off-setting increase in the fair value of debt hedged has been reflected in the applicable debt balance as of December 29, 2002. As of December 29, 2002, the Corporation had interest rate swap agreements totaling a notional amount of $250 million with one-third maturing in each of the years 2006, 2008 and 2009. Net interest expense for 2002 reflects a $1.5 million benefit associated with these interest rate swap agreements.

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.     Debt

      The Corporation’s long-term debt at December 29, 2002 and December 30, 2001 was:

	December 29,	December 30,
	2002	2001

	(In thousands)
Notes payable with a weighted average interest rate at December 29, 2002 of 6.8%, due through 2010 (See Note 9 regarding interest rate swap agreements)	$607,660	$605,110
Non-U.S. borrowings with a weighted-average interest rate at December 29, 2002 of 7.8%, due through 2005	5,831	49,776
Industrial revenue bonds with a weighted-average interest rate at December 29, 2002 of 1.6%, due through 2008	7,055	11,155
Other, including capital leases	4,562	5,996

Long-term debt (including current maturities)	625,108	672,037
Less current portion	65,126	54,002

Long-term debt	$559,982	$618,035

      Principal payments due on long-term debt including capital leases in each of the five years subsequent to December 29, 2002 are $65.1 million, $128.4 million, $8.2 million, $150.8 million and $0.6 million, respectively. Of the total current debt, $60 million of notes payable became due and was paid in February 2003 from available cash resources.

      Outstanding letters of credit, or similar financial instruments which reduce the amount available under the credit facilities described below, amounted to $34.9 million at December 29, 2002. At times, the Corporation is required, under certain contracts, to provide letters of credit that may be drawn in the event the Corporation fails to perform under contracts entered into in the normal course of its business activities. Such performance related letters of credit totaled $1.6 million at December 29, 2002. The remaining letters of credit relate to third-party insurance claims processing, existing debt obligations and certain tax incentive programs.

      The Corporation has a $100 million committed revolving credit facility with a bank group which is secured by, among other things, inventory and equipment located in the United States. Availability, under the facility as of December 29, 2002, was $44.6 million before considering outstanding letters of credit. This credit facility contains, among other things, limitations on equipment disposals, additional debt, liens and movement of equipment and minimum liquidity requirements. The Corporation pays an unused commitment fee of 62.5 basis points to maintain this facility. There were no borrowings outstanding under this facility as of December 29, 2002. Any borrowings outstanding as of November 2003 would mature on that date.

      The Corporation has a revolving credit facility with a Canadian bank which has availability as of December 29, 2002 of approximately CAD$30 million (approximately US$19 million) as of December 29, 2002. This facility is secured by inventory and accounts receivable located in Canada. The Corporation pays an unused commitment fee of 27.5 basis points to maintain this facility. This facility matures in March 2004 and there were no borrowings outstanding as of December 29, 2002.

      The Corporation has the option, at the time of drawing funds under either of the facilities discussed above, of selecting an interest rate based on a number of benchmarks including LIBOR, the federal funds rate, or the prime rate of the agent bank.

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Interest expense-net in the accompanying statements of operations includes interest income of $10.1 million, $7.1 million and $8.2 million in 2002, 2001 and 2000, respectively.

11.     Stock Option and Incentive Plans

      The Corporation has various stock ownership plans that provide stock option grants for the purchase of the Corporation’s common stock by its key employees and non-employee directors and restricted stock awards to key employees and non-employee directors. At December 29, 2002, a total of 7,079,179 shares was reserved for issuance under stock options or restricted stock awards already granted or available for future grants. See Note 2 for additional information regarding the Corporation’s stock option plans.

      A summary of the options outstanding at December 29, 2002 follows:

	Options Outstanding
				Options Exercisable
		Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
	Number	Contractual	Exercise	Number	Exercise
Range of Exercise Prices	Outstanding	Life	Price	Exercisable	Price

$14.31–$19.26	1,603,805	8.34 Years	$18.81	446,141	$18.68
20.19– 21.68	1,298,000	8.07 Years	21.63	185,000	21.33
22.00– 32.38	890,601	5.13 Years	29.11	767,300	29.35
33.03– 45.75	1,136,573	3.21 Years	40.86	1,134,274	40.86
49.66– 59.56	281,923	4.54 Years	51.10	280,858	51.10

$14.31–$59.56	5,210,902	6.40 Years	$27.83	2,813,573	$33.94

      The following is a summary of the option transactions for the years 2002, 2001 and 2000:

		Average
		Per Share
	Shares	Option Price

Balance at January 2, 2000	2,287,972	$40.64
Granted	1,050,342	26.94
Exercised	(135)	23.99
Terminated	(286,925)	37.24

Balance at December 31, 2000	3,051,254	$36.25
Granted	2,325,715	20.60
Exercised	—	—
Terminated	(516,383)	33.12

Balance at December 30, 2001	4,860,586	$29.09
Granted	707,383	18.99
Exercised	(12,919)	19.22
Terminated	(344,148)	27.77

Balance at December 29, 2002	5,210,902	$27.83

Exercisable at December 31, 2000	2,015,086	$38.65
Exercisable at December 30, 2001	2,330,704	$36.83
Exercisable at December 29, 2002	2,813,573	$33.94

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The 1993 Management Stock Ownership Plan provides that, for each calendar year, up to 1.25% of the outstanding common stock of the Corporation will be available for issuance as grants or awards. That plan provides for granting stock options at a price not less than the fair market value on the date of grant with a term not to exceed 10 years and a three year vesting period. The plan also provides for the issuance of restricted stock awards as incentive compensation to key employees. The awards are subject to certain restrictions, including full vesting if the restricted stock recipient remains in the employ of the Corporation three years after receiving the award. The value of the restricted stock awards is recorded as compensation expense over the vesting period. Restricted shares awarded under that plan were 125,605 in 2002; 158,340 in 2001; and 177,005 in 2000.

      The 2001 Stock Incentive Plan provides that 2,500,000 shares of common stock of the Corporation will be available for issuance as option grants at a price not less than the fair market value on the date of grant with a term not to exceed 10 years and a three year vesting period. As of December 29, 2002, options had been granted under this plan for 1,866,426 shares of common stock. This plan was not submitted to the Corporation’s shareholders for approval.

      The Corporation has a restricted stock plan for non-employee directors under which each director receives 200 restricted shares of common stock (600 restricted shares beginning May 7, 2003) annually for a full year of service. Those shares remain restricted during the directors’ terms. The value of the restricted stock awards is expensed at the time of grant. Shares issued under that plan were 1,800 shares in 2002; 1,800 shares in 2001; and 2,000 shares in 2000.

      The Corporation has a stock option plan under which each non-employee director received a nonqualified stock option grant for 5,000, 5,000 and 800 shares of common stock for 2002, 2001 and 2000, respectively. The exercise price is the fair market value on the date of grant. Each option is fully vested and exercisable on the date of grant with a term of 10 years. This equity compensation plan was not submitted to the Corporation’s shareholders for approval.

      The Corporation also has a deferred fee plan under which each non-employee director can defer all or a portion of compensation for earned services as a director. Any amount deferred is valued in accordance with the director’s election in a hypothetical investment in common stock (stock credits) or in one or more of seven mutual funds. In addition, non-employee directors receive an annual grant of stock credits having a value of $7,500. Stock credits are distributed in cash upon a director’s termination of service. This plan was not submitted to the Corporation’s shareholders for approval.

12.     Post-retirement Benefits

     Pension Plans

      The Corporation and its subsidiaries have several noncontributory pension plans covering substantially all employees. Those plans generally provide pension benefits that are based on compensation levels and years of service. Annual contributions to the plans are made according to the established laws and regulations of the applicable countries. Plan assets are primarily invested in equity securities, fixed income securities and cash equivalents.

      The Corporation maintains non-qualified supplemental pension plans covering certain key executives, which provide for benefit payments that exceed the limit for deductibility imposed by income tax regulations. The benefit obligation related to these unfunded plans was $13.0 million at December 29, 2002, $10.7 million at December 30, 2001, and $12.2 million at December 31, 2000.

      In 2001, additional plan benefits were granted under the Corporation’s Bargaining Unit Plan which increased the Corporation’s benefit obligation by $2.1 million. In addition, certain executive officers

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

entering the Corporation’s non-qualified retirement plan during 2000 and 2001 were granted previous years of service credit which increased the Corporation’s benefit obligation by $4 million in 2001 and $1 million in 2002. During 2001, the Corporation had a curtailment loss of $0.5 million in this non-qualified retirement plan. The conversion of the Canadian pension plan to a defined contribution plan was also completed during 2001.

      During 2000, the Corporation had a domestic curtailment gain of approximately $6 million and an international curtailment loss of approximately $1 million, both resulting from the sale of the Electronics OEM business. In conjunction with the Electronics OEM sale, the Corporation retained liabilities as of the closing date for (1) any under-funding of foreign plans associated with locations qualifying as legal entity sales and (2) fully-vested and “frozen” benefits for all domestic employees and substantially all other foreign employees. Pursuant to the indemnification provisions in the purchase agreement, the Corporation paid to Tyco Group S.A.R.L. approximately $4 million in early 2002 as a final payment for all under-funding with respect to the foreign plans. This amount was accrued in the gain on sale of discontinued operations in 2001.

      Net periodic pension cost for 2002, 2001 and 2000 for the Corporation’s defined benefit pension plans included the following components:

	2002	2001	2000

	(In thousands)
Service cost — benefits earned during the period	$6,315	$6,487	$8,439
Interest cost on projected benefit obligation	19,567	19,634	19,959
Expected return on plan assets	(17,916)	(21,225)	(23,238)
Net amortization of unrecognized:
Transition obligation (asset)	(31)	(30)	(1,568)
Prior service cost (gain)	764	942	579
Plan net loss (gain)	2,293	520	89
Curtailment and settlement loss (gain)	168	454	(4,632)

Net periodic pension cost (benefit)	$11,160	$6,782	$(372)

      Assumed weighted-average rates used in developing the net periodic pension cost were:

	U.S. Plans			Non-U.S. Plans

	2002	2001	2000	2002	2001	2000

Discount rate	7.25%	7.50%	8.00%	5.92%	6.42%	6.58%
Rate of increase in compensation level	4.50%	4.50%	4.50%	3.48%	3.98%	3.91%
Expected long-term rate of return on plan assets	8.75%	9.75%	9.75%	7.87%	7.87%	7.77%

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following is information regarding the Corporation’s 2002 and 2001 pension benefit obligation:

	2002	2001

	(In thousands)
Change in benefit obligation:
Benefit obligation at beginning of year	$288,394	$278,220
Service cost	6,315	6,487
Interest cost	19,567	19,634
Employee contributions	107	176
Plan amendments	820	6,138
Actuarial loss (gain)	9,458	12,231
Foreign-exchange impact	2,553	(953)
Settlements	(996)	—
Conversion of Canadian pension plan	—	(9,179)
Benefits paid from fund	(17,040)	(24,233)
Benefits paid directly by the Corporation	—	(127)

Benefit obligation at end of year	309,178	288,394

Change in plan assets:
Fair value of plan assets at beginning of year	210,062	237,523
Actual return on plan assets	(11,288)	(1,939)
Employer contributions	9,841	8,586
Employee contributions	107	176
Foreign-exchange impact	1,812	(872)
Settlements	(730)	—
Conversion of Canadian pension plan	—	(9,179)
Benefits paid	(17,040)	(24,233)

Fair value of plan assets at end of year	192,764	210,062

Funded status:
Benefit obligation in excess of plan assets	116,414	78,332
Unrecognized:
Net transition asset (obligation)	38	67
Prior service gain (cost)	(6,629)	(6,063)
Plan net gain (loss)	(99,389)	(63,025)

Accrued benefit cost	$10,434	$9,311

      The present value of projected benefits for the U.S. plans recorded at December 29, 2002 and December 30, 2001 was determined using discount rates of 6.75% and 7.25%, respectively, and an assumed rate of increase in compensation of 4.5%.

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Corporation’s recognized defined benefit pension liability for 2002 and 2001 included the following components:

	2002	2001

	(In thousands)
Prepaid benefit cost	$(5,564)	$(7,596)
Accrued benefit liability	90,058	53,418
Accumulated other comprehensive income	(68,492)	(31,362)
Intangible asset	(5,568)	(5,149)

Net liability recognized	$10,434	$9,311

      During 2002, 2001 and 2000, the Corporation reduced shareholders’ equity and other comprehensive income by $23.0 million (net of taxes of $14.1 million), $29.0 million, and $1.7 million, respectively, for minimum pension liabilities. As of December 29, 2002 and December 30, 2001, the Corporation’s pension liabilities had been increased by cumulative minimum pension liability adjustments totaling $68.5 million and $31.4 million, respectively.

Post-retirement Plans

      The Corporation provides certain health-care and life insurance benefits to certain retired employees and certain active employees who meet age and length of service requirements. The Corporation is recognizing the estimated liability for those benefits over the estimated lives of the individuals covered, and is not funding that liability. Substantially all these plans are closed to new entrants. Plan net gains and losses are amortized over a five-year period.

      The net periodic cost for post-retirement health-care and life insurance benefits in 2002, 2001 and 2000 included the following components:

	2002	2001	2000

	(In thousands)
Service cost — benefits earned during the period	$15	$—	$—
Interest cost on projected benefit obligation	1,107	1,063	1,737
Net amortization of unrecognized:
Transition amount obligation (asset)	766	766	948
Prior service cost (gain)	(233)	(275)	(30)
Plan net loss (gain)	(718)	(1,541)	(1,188)

Net periodic cost (benefit)	$937	$13	$1,467

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following is information regarding the Corporation’s 2002 and 2001 post-retirement benefit obligation:

	2002	2001

	(In thousands)
Change in benefit obligation:
Benefit obligation at beginning of year	$14,653	$18,447
Service cost	15	—
Interest cost	1,107	1,063
Actuarial loss (gain)	1,326	(1,846)
Amendments	597	—
Benefits paid	(1,701)	(3,011)

Benefit obligation at end of year	$15,997	$14,653

      During 2000, the Corporation gave domestic non-union participants the option of (1) remaining in the post-retirement plan, which was amended in the fourth quarter of 2000 to significantly increase their amount of co-payment for continuing benefits, or (2) terminating from the post-retirement plan in exchange for receiving payments directly from the Corporation to offset the participant’s cost of obtaining alternate coverage from other third-party sources.

	2002	2001

	(In thousands)
Total post-retirement benefit obligation	$15,997	$14,653
Unrecognized:
Net transition asset (obligation)	(7,664)	(8,430)
Prior service gain (cost)	1,920	2,750
Plan net gain (loss)	2,504	4,548

Accrued benefit cost	$12,757	$13,521

      The weighted-average discount rate used in determining the accumulated post-retirement benefit obligation was 6.75% in 2002 and 7.25% in 2001. For certain domestic union members, an increase in the cost of covered health-care benefits of 9.5% was assumed for 2002, and graded down annually to 4.5% for 2009 and future years. For the majority of the other members the cost of covered health-care benefits is capped at 3.0% for all future years. A 1.0% increase or 1.0% decrease in the health-care cost trend rate would increase or decrease the accumulated post-retirement benefit obligation by $0.2 million at December 29, 2002 and would have no material impact on the net periodic cost for the year then ended.

Other Benefits

      The Corporation sponsors defined contribution plans for its U.S. employees for which the Corporation’s contributions are based on a percentage of employee contributions. The cost of those plans for continuing operations was $3.7 million, $4.3 million and $5.4 million in 2002, 2001 and 2000, respectively.

      Included in other assets are marketable securities (trading) under a supplemental executive investment plan that totaled $9.2 million as of December 29, 2002 and $11.9 million as of December 30, 2001.

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.     Leases

      The Corporation and its subsidiaries are parties to various leases relating to plants, distribution facilities, office facilities, automobiles and other equipment. Related real estate taxes, insurance and maintenance expenses are normally obligations of the Corporation. Capitalized leases are not significant.

      Future minimum payments under non-cancelable operating leases consisted of the following at December 29, 2002:

(In thousands)
2003	$14,952
2004	11,466
2005	7,167
2006	5,076
2007	3,132
Thereafter	25,672

Total minimum operating lease payments	$67,465

      Rent expense for operating leases was $26.6 million, $31.8 million and $30.1 million in 2002, 2001 and 2000, respectively.

14.     Other Financial Data

Other (Expense) Income — Net

	2002	2001	2000

	(In thousands)
Settlement of lawsuits	$(19,000)	$(27,000)	$15,000
Income from insurance proceeds	3,150	—	—
Losses on sale of receivables	—	—	(3,255)
Foreign currency (losses) gains	1,256	(2,413)	562
Other	(1,375)	342	(3,272)

Other (expense) income — net	$(15,969)	$(29,071)	$9,035

      During 2002, the Corporation recognized and paid $19 million for its portion of a settlement of a consolidated class-action shareholder lawsuit. See Note 17.

      During the fourth quarter 2001, the Corporation recognized an expense of $27 million for the settlement of a patent infringement lawsuit which was paid in 2002.

      In 2000, the Corporation received $15 million for settlement of a trade secret and trade dress infringement lawsuit.

     Other Financial Disclosures

      Research, development and engineering expenditures invested into new and improved products and processes were $18.8 million in 2002, $20.7 million in 2001, and $23.0 million in 2000. Such expenditures are included in cost of sales.

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Corporation expenses the cost of advertising as it is incurred. Total advertising expense was $17.8 million in 2002, $20.6 million in 2001 and $29.4 million in 2000.

      Accrued liabilities included salaries, fringe benefits and other compensation of $40.1 million and $38.3 million in 2002 and 2001, respectively. Other long-term liabilities for 2002 and 2001 included $100.4 million and $63.0 million, respectively, for post-retirement benefits.

      The following table reflects activity for accounts receivable allowances for sales discounts and allowances, quantity and price rebates, and bad debts during the three years ended December 29, 2002:

	Balance at			Balance at
	beginning			end of
	of year	Provisions	Deductions	year

	(In thousands)
2000	$79,466	$260,439	$(190,429)	$149,476
2001	$149,476	$202,206	$(268,437)	$83,245
2002	$83,245	$131,314	$(154,416)	$60,143

     Equity Investments

      The Corporation conducts portions of its business, primarily in the Electrical segment, through investments in companies accounted for using the equity method. Those companies are primarily engaged in the design, manufacture and selling of components used in assembling, maintaining or repairing electrical systems. Summarized financial information for the Corporation’s equity investees on a combined basis was:

	2002(a)	2001	2000

	(In millions)
Net sales	$61	$1,274	$1,366
Gross margin	18	329	389
Net earnings	6	4	49
Current assets	27	499	545
Non-current assets	12	215	198
Current liabilities	13	145	166
Non-current liabilities	3	156	163

(a)	Reflects the Corporation’s discontinuation in 2002 of the equity method of accounting for its investment in Leviton Manufacturing Co. See discussion below.

      In August 1994, the Corporation completed the purchase of a minority interest (29.1% of the outstanding common stock representing 23.55% of the voting common stock) in Leviton Manufacturing Co., Inc., a leading U.S. manufacturer of wiring devices, for approximately $51 million consisting of cash and common stock. Through December 2001, the Corporation accounted for the investment under the equity method.

      The Corporation’s ability to exercise significant influence effectively ended in January 2002 with the retirement of the Corporation’s primary liaison between Leviton’s management and the Corporation. In addition, the Corporation’s current management does not have a relationship with Leviton’s management at this time from which it could exercise such influence were it so inclined. In light of these developments, the Corporation determined that it no longer had the ability to influence the operating and financial

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

policies of Leviton. Therefore, GAAP required that the Corporation adopt the cost method of accounting for this investment on a prospective basis beginning in the first quarter of 2002. The carrying value of the investment was approximately $110 million at December 29, 2002 and December 30, 2001.

     Stock Purchase Rights

      On December 30, 1997, the Corporation’s Board of Directors declared a dividend of one preferred stock purchase right for each outstanding share of common stock of the Corporation. The rights attach to and automatically trade with the outstanding shares of the Corporation’s common stock. The rights as specified in the Rights Agreement, as amended, will become exercisable only in the event that any person or group of affiliated persons becomes a holder of 15% or more of the Corporation’s outstanding common stock, or commences a tender exchange offer, which, if consummated, would result in that person’s or affiliated persons’ owning at least 15% of the Corporation’s outstanding common stock. Once the rights become exercisable, they entitle all shareholders, other than an acquiring person, to purchase one two-hundredths of a share of preferred stock, which entitles the holder to purchase, for $100, a number of shares of common stock having a market value of twice the exercise price. In addition, at any time after any person has become an acquiring person, but before any person becomes the beneficial owner of 50% or more of the outstanding common stock, the Board of Directors may exchange all or part of the rights (other than rights beneficially owned by an acquiring person and certain affiliated persons) for shares of common stock at an exchange ratio of one share of common stock per right. The rights may be redeemed at a price of $.005 per right at any time prior to their expiration on December 15, 2003.

15.     Segment and Other Related Disclosures

      The Corporation has four reportable segments: Electrical, Steel Structures, Communications, and HVAC. The Electrical segment designs, manufactures and markets thousands of different electrical connectors, components and other products for electrical applications. The Steel Structures segment designs, manufactures and markets tubular steel transmission and distribution poles and lattice steel transmission towers for North American power and telecommunications companies. The Communications segment designs, manufactures and markets components, subsystems and accessories used to construct, maintain and repair cable television (CATV) and telecommunications networks. The HVAC segment designs, manufactures and markets heating and ventilation products for commercial and industrial buildings.

      The Corporation’s reportable segments are based on a combination of product lines and channels to market, and represent the primary mode used to assess allocation of resources and performance. Management evaluates each segment’s profit or loss performance based on earnings before interest and taxes; gains and losses on sales of receivables; foreign exchange gains and losses; impairments; restructuring; and certain other charges. The significant accounting policies applied to the segments to determine earnings are those described in Note 2. The Corporation has no material inter-segment sales. General corporate assets not allocated to segments are principally cash, marketable securities, income tax related assets, and other miscellaneous assets.

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Segment Information

	2002	2001	2000

	(In thousands)
Net Sales
Electrical	$1,025,260	$1,150,393	$1,348,833
Steel Structures	129,730	140,572	121,900
Communications	88,386	108,063	178,439
HVAC	102,481	98,463	106,911

Total	$1,345,857	$1,497,491	$1,756,083

Segment Earnings (Loss) from Continuing Operations
Electrical	$27,131	$(27,305)	$(137,391)
Steel Structures	15,289	18,212	10,155
Communications(a)	3,154	(10,168)	(25,644)
HVAC	6,302	1,187	1,529

Total	$51,876	$(18,074)	$(151,351)

Total Assets
Electrical	$994,372	$1,048,324	$1,327,592
Steel Structures	119,993	125,416	158,191
Communications	68,104	90,037	164,750
HVAC	67,917	95,679	84,340

Total	$1,250,386	$1,359,456	$1,734,873

Capital Expenditures
Electrical	$18,965	$29,699	$62,408
Steel Structures	771	2,141	2,825
Communications	402	1,820	2,434
HVAC	3,673	5,334	1,702

Total	$23,811	$38,994	$69,369

Depreciation and Amortization
Electrical	$40,124	$61,442	$66,152
Steel Structures	3,785	5,623	9,828
Communications(a)	908	8,302	12,076
HVAC	3,161	4,369	6,539

Total	$47,978	$79,736	$94,595

(a)	2002 reflects the discontinuation of depreciation on assets held for sale which totaled $7.3 million.

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following are reconciliations of the total of reportable segments to the consolidated company:

	2002	2001	2000

	(In thousands)
Earnings (Loss) from Continuing Operations Before Income Taxes
Total reportable segment earnings (loss)	$51,876	$(18,074)	$(151,351)
Impairment, restructuring and certain other charges	(2,892)	(97,994)	(57,380)
Interest expense — net	(35,225)	(41,900)	(47,894)
Loss on sale of receivables	—	—	(3,255)
Other	(15,969)	(29,071)	10,492

Total	$(2,210)	$(187,039)	$(249,388)

Total Assets
Total from reportable segments	$1,250,386	$1,359,456	$1,734,873
General corporate	369,370	402,154	350,823

Total	$1,619,756	$1,761,610	$2,085,696

Depreciation and Amortization
Total from reportable segments	$47,978	$79,736	$94,595
General corporate	2,266	2,944	5,530

Total	$50,244	$82,680	$100,125

16.     Financial Information Relating to Operations in Different Geographic Areas

      The Corporation conducts business in three principal areas: U.S., Europe and Canada. Net sales are attributed to geographic areas based on location of customer.

	2002	2001	2000

	(In thousands)
Net Sales
U.S.	$975,708	$1,120,956	$1,269,071
Europe	142,015	132,269	150,246
Canada	192,140	197,485	291,483
Other foreign countries	35,994	46,781	45,283

Total	$1,345,857	$1,497,491	$1,756,083

Long-lived Assets
U.S.	$648,793	$720,258	$870,313
Europe	98,539	89,877	89,776
Canada	94,672	94,774	106,912
Other foreign countries	27,162	24,300	34,194

Total	$869,166	$929,209	$1,101,195

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.     Contingencies

Legal Proceedings

Shareholder Litigation

      On February 16, 2000, a class action, Pifko v. Thomas & Betts Corp., et al (“Pifko”), was commenced in the United States District Court for the Western District of Tennessee. The action asserted claims under Rule 10b-5 and Section 20 of the Securities and Exchange Act of 1934 against the Corporation and its former chief executive officer and chief financial officer. The complaint alleged that the Corporation issued false and misleading quarterly reports and press releases for the first and third quarters of 1999. The allegations were based on the Corporation’s announcement on November 17, 1999 that accounting errors had been discovered requiring a restatement of results for those two quarters. Plaintiff filed an amended complaint in June 2000, adding several new class representatives. The amended complaint repeated the claims in the original complaint and added allegations concerning certain transactions which were alleged to have been improper or in violation of generally accepted accounting principles.

      On August 21, 2000, the Corporation issued a press release announcing material accounting charges to be taken in the second quarter 2000. Following issuance of the press release, plaintiffs’ counsel requested that the oral argument on defendants’ motion to dismiss be canceled and that they be given time to replead to include allegations incorporating the matters disclosed in the August press release. The court granted their request.

      Before the second amended pleading in Pifko was served, a new federal securities law class action, Nuckowski v. Thomas & Betts Corp., et al (“Nuckowski”) was filed in the same court. Nuckowski asserted claims on behalf of a proposed class of purchasers of Thomas & Betts common stock between February 15 and August 21, 2000. Like Pifko, the claims were based on alleged violations of Rule 10b-5 and Section 20 of the Securities and Exchange Act of 1934. The complaint essentially incorporated the disclosures in the August 2000 press release and alleged that defendants knowingly or recklessly released financial statements and press releases which failed to disclose the matters covered in the August press release.

      In September 2000, plaintiffs in the Pifko action filed a second amended class action complaint to expand the class period to cover all purchasers from the original class inception date, April 28, 1999, through August 21, 2000. It also added allegations related to information contained in the August press release.

      On December 12, 2000, the Court issued an order consolidating all the related cases into a single action, and appointing lead plaintiffs. In accordance with the order, the plaintiffs filed a consolidated complaint on January 25, 2001. The consolidated complaint essentially repeated the allegations in the earlier complaints described above.

      On March 12, 2001, defendants moved to dismiss the consolidated complaint. Before any argument on that motion occurred, however, plaintiffs indicated to the Court an intention to file a related complaint arising from the same events against the Corporation’s auditors, KPMG LLP (“KPMG”), a complaint which defendants did file on July 31, 2001. KPMG subsequently moved to dismiss the complaint. In an opinion dated April 8, 2002, the Court denied the Corporation’s motion to dismiss, granted in part and denied in part the motion to dismiss on behalf of the individual defendants, and granted the motion to dismiss by KPMG.

      The Corporation and the plaintiffs subsequently agreed to retain a mediator to assist with settlement negotiations. The Court agreed to a brief adjournment to allow the mediation to occur. The mediation was

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

conducted during September 2002, and based on agreements reached, the parties signed a memorandum of understanding shortly thereafter settling all claims in the action against the Corporation and the individual defendants. The Corporation also reached agreement with its insurance carriers regarding their contributions to the settlement. Pursuant to the agreed terms, the Corporation and its insurers contributed $46.5 million (of which approximately $19 million was paid by the Corporation and the balance by the insurers) to a settlement fund for the benefit of the plaintiff class.

      The terms of the memorandum of understanding were incorporated into a stipulation of settlement, which received preliminary approval from the Court on November 5, 2002. After notice to the class, the Court held a final hearing and approved the settlement on December 20, 2002. At the hearing, the Court entered judgment dismissing all claims in the action against the Corporation and the individual defendants. No appeals were filed within the time allowed. The settlement is now final.

SEC Investigation

      Soon after issuing the August 21, 2000 press release announcing substantial charges in the second fiscal quarter of 2000, the Corporation received an informal request for information regarding the basis of the charges from the Staff of the Securities and Exchange Commission Enforcement Division. In response, the Corporation collected and produced the bulk of the documents requested and various former and current employees were interviewed telephonically by the Commission’s staff.

      On January 4, 2001, the Commission issued a Formal Order of Investigation and subsequently has required the production of additional documents, conducted interviews and taken the testimony of current and former employees.

      The Staff has advised the Corporation that it intends to recommend an enforcement action against the Corporation and certain individuals. The Corporation has initiated meetings and conversations with the Staff regarding the proposed charges and their possible resolution. The Corporation believes it has reached agreement with the Staff regarding the form of a consent order, which must then be approved by the Commission. If the proposed settlement now being finalized is approved, it would provide for injunctive relief against future violations by the Corporation, and would not require the Corporation to make any monetary payment. The proposed settlement is not expected to have a material impact on the Corporation’s operations or financial condition.

Kaiser Litigation

      By July 5, 2000, Kaiser Aluminum, its property insurers, 28 Kaiser injured workers, nearby businesses and 18,000 residents near the Kaiser facility in Louisiana certified as a class, filed product liability and business interruption cases against the Corporation and six other defendants in Louisiana state court seeking damages in excess of $550 million. These cases alleged that a Thomas & Betts cable tie mounting base failed thereby allowing bundled cables to come in contact with a 13.8 kv energized bus bar. This alleged electrical fault supposedly initiated a series of events culminating in an explosion, which leveled 600 acres of the Kaiser facility.

      A seven-week trial in the fall 2001 resulted in a jury verdict in favor of the Corporation. However, 13 months later, the trial court overturned that verdict in granting plaintiffs’ judgment notwithstanding the verdict motions. On December 17, 2002, the trial court judge found the Thomas & Betts’ product, an adhesive backed mounting base, to be unreasonably dangerous and therefore assigned 25% fault to T&B. The judge set the damages for the injured workers at $20 million and the damages for Kaiser at $335 million. The Corporation’s 25% allocation is $88.8 million, plus legal interest. The Corporation has

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

appealed this ruling. Management believes there are meritorious defenses to the claim and intends to contest the litigation vigorously.

      The appeal required a bond in the amount of $104 million (the judgment plus legal interest). Plaintiffs successfully moved the trial court to increase the bond to $156 million. Nonetheless, the Corporation’s liability insurers have secured the $156 million bond.

      The Corporation has insurance coverage for this claim. If the judgment of $88.8 million is upheld, it would be within insurance policy limits; therefore, management does not expect this claim to have a material impact on the Corporation’s results of operations or financial condition.

     Other Legal Matters

      The Corporation is also involved in legal proceedings and litigation arising in the ordinary course of business. In those cases where the Corporation is the defendant, plaintiffs may seek to recover large and sometimes unspecified amounts, or other types of relief and some matters may remain unresolved for several years. Such matters may be subject to many uncertainties and outcomes are not predictable with assurance. The Corporation has provided for losses to the extent probable and estimable; however, additional losses, even though not anticipated, could be material with respect to the Corporation’s financial position, results of operations or liquidity in any given period.

     Environmental Matters

      Under the requirements of the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended, (the “Superfund Act”) and certain other laws, the Corporation is potentially liable for the cost of clean-up at various contaminated sites identified by the United States Environmental Protection Agency and other agencies. The Corporation has been notified that it is named a potentially responsible party (PRP) at various sites for study and clean-up costs. In some cases there are several named PRPs and in others there are hundreds. The Corporation generally participates in the investigation or clean-up of potentially contaminated sites through cost-sharing agreements with terms which vary from site to site. Costs are typically allocated based upon the volume and nature of the materials sent to the site. However, under the Superfund Act and certain other laws, as a PRP, the Corporation can be held jointly and severally liable for all environmental costs associated with the site.

      When the Corporation becomes aware of a potential liability at a particular site, it conducts studies to estimate the amount of the liability. If determinable, the Corporation accrues what it considers to be the most accurate estimate of its liability at that site, taking into account the other participants involved in the site and their ability to pay. The Corporation has acquired facilities subject to environmental liability where, in one case, the seller has committed to indemnify the Corporation for those liabilities, and, in another, subject to an asset purchase agreement, the seller assumed responsibility for paying its proportionate share of the environmental clean-up costs.

      As of December 29, 2002 and December 30, 2001, the Corporation’s accrual for future environmental costs was approximately $17 million and $19 million, respectively. The Corporation is not able to predict the extent of its ultimate liability with respect to all of its pending or future environmental matters. However, the Corporation does not believe that any additional liability with respect to the aforementioned environmental matters will be material to its financial position, results of operations or liquidity.

     Guarantee and Indemnification Arrangements

      The Corporation has adopted the provisions of FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Interpretation requires the Corporation to recognize the fair value of guarantee and indemnification arrangements issued or modified by the Corporation after December 29, 2002, if these arrangements are within the scope of that Interpretation. In addition, under previously existing generally accepted accounting principles, the Corporation continues to monitor the conditions that are subject to the guarantees and indemnifications to identify whether it is probable that a loss has occurred, and would recognize any such losses under the guarantees and indemnifications when those losses are estimable.

      The Corporation generally warrants its products against certain manufacturing and other defects. These product warranties are provided for specific periods of time and usage of the product depending on the nature of the product, the geographic location of its sale and other factors. The accrued product warranty costs are based primarily on historical experience of actual warranty claims as well as current information on repair costs.

      The following table provides the changes in the Corporation’s accruals for estimated product warranties:

(In thousands)
December 30, 2001	$3,103
Liabilities accrued for warranties issued during the year	1,145
Deductions for warranty claims paid during the period	(2,052)
Changes in liability for pre-existing warranties during the year, including expirations	120

December 29, 2002	$2,316

      In conjunction with the divestiture of the Corporation’s Electronics OEM business to Tyco on July 2, 2000, the Corporation provided an indemnity to Tyco associated with environmental liabilities that were not known as of the sale date. Under this indemnity, the Corporation is liable for subsequently identified environmental claims up to $2 million. Additionally, the Corporation as of December 29, 2002 is liable for 75% of subsequently identified environmental claims that exceed $2 million and such liability declines to 50% on July 2, 2005 and to 0% on July 2, 2007.

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

SUPPLEMENTARY FINANCIAL DATA

	2002	2001

	(In thousands, except per
	share data)
First Quarter
Net sales	$342,051	$396,948
Gross profit(a)	83,779	91,885
Earnings (loss) from continuing operations before cumulative effect of an accounting change	(11,647)	(4,966)
Per share earnings (loss) from continuing operations before cumulative effect of an accounting change(b)
Basic	(0.20)	(0.09)
Diluted	(0.20)	(0.09)
Net earnings (loss)	(56,462)	(4,966)

Second Quarter
Net sales	$341,279	$385,444
Gross profit(a)	77,499	93,332
Earnings (loss) from continuing operations before cumulative effect of an accounting change	369	(5,365)
Per share earnings (loss) from continuing operations before cumulative effect of an accounting change(b)
Basic	0.01	(0.09)
Diluted	0.01	(0.09)
Net earnings (loss)	369	(5,365)

Third Quarter
Net sales	$327,469	$373,186
Gross profit(a)	81,765	84,448
Earnings (loss) from continuing operations before cumulative effect of an accounting change	(10,617)	(45,611)
Per share earnings (loss) from continuing operations before cumulative effect of an accounting change(b)
Basic	(0.18)	(0.78)
Diluted	(0.18)	(0.78)
Net earnings (loss)	(10,617)	(45,611)

Fourth Quarter
Net sales	$335,058	$341,913
Gross profit(a)	88,572	48,062
Earnings (loss) from continuing operations before cumulative effect of an accounting change	13,683	(82,935)
Per share earnings (loss) from continuing operations before cumulative effect of an accounting change(b)
Basic	0.23	(1.43)
Diluted	0.23	(1.43)
Net earnings (loss)	13,683	(90,448)

(a)	Reflects net sales less cost of sales.

(b)	Basic per share amounts are based on average shares outstanding in each quarter. Diluted per share amounts reflect potential dilution from stock options, when applicable.

Unaudited — See accompanying accountant’s report.

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Quarter Ended

	March 30,	March 31,
	2003	2002

	(In thousands, except
	per share data)
	(Unaudited)
Net sales	$311,482	$342,051
Cost of sales	226,406	258,272

Gross margin	85,076	83,779
Selling, general and administrative	72,932	72,596
Provision (recovery) — restructured operations	—	1,265

Earnings (loss) from operations	12,144	9,918
Income from unconsolidated companies	854	702
Interest expense — net	(8,280)	(10,899)
Other (expense) income — net	(603)	(759)

Earnings (loss) before income taxes	4,115	(1,038)
Income tax provision (benefit)	(889)	10,609

Net earnings (loss) before cumulative effect of an accounting change	5,004	(11,647)
Cumulative effect of an accounting change	—	(44,815)

Net earnings (loss)	$5,004	$(56,462)

Basic earnings (loss) per share:
Net earnings (loss) before cumulative effect of an accounting change	$0.09	$(0.20)
Cumulative effect of an accounting change	—	(0.77)

Net earnings (loss)	$0.09	$(0.97)

Diluted earnings (loss) per share:
Net earnings (loss) before cumulative effect of an accounting change	$0.09	$(0.20)
Cumulative effect of an accounting change	—	(0.77)

Net earnings (loss)	$0.09	$(0.97)

Average shares outstanding:
Basic	58,373	58,221
Diluted	58,378	58,221

The accompanying Notes are an integral part of these

Condensed Consolidated Financial Statements.

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 30,	December 29,
	2003	2002

	(In thousands)
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$117,040	$177,994
Marketable securities	53,186	65,863
Receivables — net	167,287	161,091
Inventories:
Finished goods	103,061	90,325
Work-in-process	31,251	22,059
Raw materials	73,437	69,898

Total inventories	207,749	182,282

Deferred income taxes	63,977	64,423
Prepaid expenses	11,885	12,895
Assets held for sale	—	40,383

Total Current Assets	621,124	704,931

Property, plant and equipment
Land	15,216	14,447
Buildings	170,080	150,815
Machinery & equipment	575,703	509,839
Construction-in-progress	11,652	9,601

	772,651	684,702
Less accumulated depreciation	(459,642)	(397,287)

Net property, plant and equipment	313,009	287,415

Goodwill — net	439,248	437,175
Investments in unconsolidated companies	122,573	121,575
Deferred income taxes	41,554	36,414
Other assets	33,926	32,246

Total Assets	$1,571,434	$1,619,756

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Current maturities of long-term debt	$128,847	$65,126
Accounts payable	120,729	109,479
Accrued liabilities	99,802	113,406
Income taxes payable	5,176	9,148

Total Current Liabilities	354,554	297,159

Long-Term Liabilities
Long-term debt	435,880	559,982
Other long-term liabilities	141,884	138,479
Shareholders’ Equity
Common stock	5,845	5,830
Additional paid-in capital	345,519	342,911
Retained earnings	399,179	394,175
Unearned compensation-restricted stock	(4,836)	(2,914)
Accumulated other comprehensive income	(106,591)	(115,866)

Total Shareholders’ Equity	639,116	624,136

Total Liabilities and Shareholders’ Equity	$1,571,434	$1,619,756

The accompanying Notes are an integral part of these

Condensed Consolidated Financial Statements.

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Quarter Ended

	March 30,	March 31,
	2003	2002

	(In thousands)
	(Unaudited)
Cash Flows from Operating Activities:
Net earnings (loss)	$5,004	$(56,462)
Cumulative effect of an accounting change	—	44,815

Net earnings (loss) before cumulative effective of an accounting change	5,004	(11,647)
Adjustments:
Depreciation and amortization	11,910	13,684
Provision (recovery) — restructured operations	—	1,265
Undistributed earnings from unconsolidated companies	(854)	(702)
Mark-to-market adjustment for derivative instruments	137	(917)
(Gain) loss on sale of property, plant and equipment	240	—
Deferred income taxes	(4,830)	62,760
Changes in operating assets and liabilities — net:
Receivables	(3,666)	(473)
Inventories	(10,406)	(1,265)
Accounts payable	9,914	(3,160)
Accrued liabilities	(14,495)	(46,036)
Income taxes payable	(4,080)	(55,608)
Other	1,270	2,447

Net cash provided by (used in) operating activities	(9,856)	(39,652)

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(6,333)	(3,772)
Proceeds from sale of property, plant and equipment	48	—
Marketable securities acquired	(30,754)	—
Proceeds from matured marketable securities	45,528	557

Net cash provided by (used in) investing activities	8,489	(3,215)

Cash Flows from Financing Activities:
Repayment of long-term debt and other borrowings	(61,483)	(6,056)
Stock options exercised	—	4

Net cash provided by (used in) financing activities	(61,483)	(6,052)

Effect of exchange-rate changes on cash	1,896	17

Net increase (decrease) in cash and cash equivalents	(60,954)	(48,902)
Cash and cash equivalents — beginning of period	177,994	234,843

Cash and cash equivalents — end of period	$117,040	$185,941

Cash payments for interest	$16,379	$18,080
Cash payments for income taxes	$7,506	$3,486

The accompanying Notes are an integral part of these

Condensed Consolidated Financial Statements.

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1.	Basis of Presentation

      In the opinion of management, the accompanying condensed consolidated financial statements contain all adjustments necessary for the fair presentation of the financial position as of March 30, 2003 and December 29, 2002 and the results of operations and cash flows for the periods ended March 30, 2003 and March 31, 2002.

      Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) have been condensed or omitted. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Corporation’s Annual Report on Form 10-K for the fiscal period ended December 29, 2002. The results of operations for the periods ended March 30, 2003 and March 31, 2002 are not necessarily indicative of the operating results for the full year.

      Certain reclassifications have been made to prior periods to conform to the current year presentation.

2.	Basic and Fully Diluted Earnings Per Share

      The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations:

	Quarter Ended

	March 30,	March 31,
	2003	2002

	(In thousands, except
	per share data)
Net earnings (loss) before cumulative effect of an accounting change	$5,004	$(11,647)
Cumulative effect of an accounting change	—	(44,815)

Net earnings (loss)	$5,004	$(56,462)

Basic shares:
Average shares outstanding	58,373	58,221

Basic earnings (loss) per share:
Net earnings (loss) before cumulative effect of an accounting change	$0.09	$(0.20)
Cumulative effect of an accounting change	—	(0.77)

Net earnings (loss)	$0.09	$(0.97)

Diluted shares:
Average shares outstanding	58,373	58,221
Additional shares from the assumed exercise of stock options	5	—

	58,378	58,221

Diluted earnings (loss) per share:
Net earnings (loss) before cumulative effect of an accounting change	$0.09	$(0.20)
Cumulative effect of an accounting change	—	(0.77)

Net earnings (loss)	$0.09	$(0.97)

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) — (Continued)

      Due to the net loss for the quarter ended March 31, 2002, the assumed net exercise of stock options in that period was excluded, as the effect would have been anti-dilutive.

3.	Stock-Based Compensation

      The Corporation applies the intrinsic-value-based method to account for its fixed-plan stock options. The following table illustrates the effect on net earnings (loss) and earnings (loss) per share if the Corporation had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation.

	Quarter Ended

	March 30,	March 31,
	2003	2002

	(In thousands, except
	per share data)
Net earnings (loss), as reported	$5,004	$(56,462)
Deduct total incremental stock-based compensation expense determined under fair-value-based method for all awards, net of related tax effects	(1,089)	(1,090)

Proforma net earnings (loss)	$3,915	$(57,552)

Earnings (loss) per share:
Basic — as reported	$0.09	$(0.97)

Basic — proforma	$0.07	$(0.99)

Diluted — as reported	$0.09	$(0.97)

Diluted — proforma	$0.07	$(0.99)

      A valuation using the fair-value-based accounting method has been made for stock options issued in the quarters ended March 30, 2003 and March 31, 2002. That valuation was performed using the Black-Scholes option-pricing model.

4.	Income Taxes

      During the quarter ended March 30, 2003, the Corporation’s income taxes reflected a $2.0 million benefit resulting from the favorable completion of a tax audit and a corresponding reduction in U.S. tax exposure.

      During the quarter ended March 31, 2002, the Corporation elected to take advantage of changes in U.S. tax laws that allow companies to extend the carryback period for certain federal net operating losses from two to five years. The Corporation filed its 2001 and amended prior years federal tax returns to reflect this decision and carried back and recognized all federal net operating losses that existed as of December 30, 2001. Accordingly, the Corporation received a cash tax refund of approximately $65 million during the subsequent two quarters of 2002. During the quarter ended March 31, 2002, this decision also resulted in an $11.0 million net tax charge composed of a $22.9 million tax charge from converting certain foreign tax credits into foreign tax deductions and an $11.9 million tax benefit from releasing a federal valuation allowance as of December 30, 2001 on deferred tax assets associated with minimum pension liabilities.

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) — (Continued)

      Realization of the deferred tax assets is dependent upon the Corporation’s ability to generate sufficient future taxable income and, if necessary, execution of its tax planning strategies. Management believes that it is more-likely-than-not that future taxable income and tax planning strategies, based on tax laws in effect as of March 30, 2003, will be sufficient to realize the recorded deferred tax assets, net of existing valuation allowances at March 30, 2003. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Projected future taxable income is based on management’s forecast of the operating results of the Corporation, and there can be no assurance that such results will be achieved. Management periodically reviews such forecasts in comparison with actual results and expected trends. Management has identified certain tax planning strategies that it could utilize to avoid the loss carryforwards expiring prior to their realization. These tax planning strategies include primarily sales of non-core assets. In the event management determines that sufficient future taxable income, in light of tax planning strategies, may not be generated to fully realize the net deferred tax assets, the Corporation will increase the valuation allowance by a charge to income tax expense in the period of such determination. Additionally, if events change in subsequent periods which indicate that a previously recorded valuation allowance is no longer needed, the Corporation will decrease the valuation allowance by providing an income tax benefit in the period of such determination.

5.	Comprehensive Income (Loss)

      Total comprehensive income (loss) and its components are as follows:

	Quarter Ended

	March 30,	March 31,
	2003	2002

	(In thousands)
Net income (loss)	$5,004	$(56,462)
Foreign currency translation adjustments	9,326	(333)
Unrealized gains (losses) on securities	(51)	(40)

Comprehensive income (loss)	$14,279	$(56,835)

6.	Derivative Instruments

      The Corporation is exposed to market risk from changes in raw material prices, foreign-exchange rates, and interest rates. At times, the Corporation may enter into various derivative instruments to manage certain of those risks. The Corporation does not enter into derivative instruments for speculative or trading purposes.

Commodities Futures Contracts

      The Corporation is exposed to risk from fluctuating prices for certain materials used to manufacture its products, such as: steel, aluminum, zinc, copper, resins and rubber compounds. At times, some of the risk associated with usage of copper, zinc and aluminum is mitigated through the use of futures contracts that fix the price the Corporation will pay for a commodity. Commodities futures contracts utilized by the Corporation have not previously been designated as hedging instruments and do not qualify for hedge accounting treatment under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 133 and SFAS No. 138. Mark-to-market gains and losses for commodities futures are recorded in cost of sales. As of March 30, 2003, the Corporation had outstanding commodities futures contracts of $3.7 million. As of December 29, 2002, the Corporation had no outstanding commodities

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) — (Continued)

futures contracts. Cost of sales for the quarters ended March 30, 2003 and March 31, 2002 reflect a loss of $0.1 million and a gain of $0.9 million, respectively, related to the mark-to market adjustments for commodities futures contracts.

Forward Foreign Exchange Contracts

      From time to time, the Corporation utilizes forward foreign exchange contracts for the sale or purchase of certain foreign currencies, principally Canadian, Japanese and European currencies. Forward foreign exchange contracts utilized by the Corporation have not previously been designated as hedging instruments and do not qualify for hedge accounting treatment under the provisions of SFAS No. 133 and SFAS No. 138. Mark-to-market gains and losses for forward foreign exchange contracts, if any, are recorded in other expense — net. The Corporation had no outstanding forward foreign exchange contracts as of March 30, 2003 and December 29, 2002.

Interest Rate Swap Agreements

      During September 2002, the Corporation entered into interest rate swap agreements (“interest swaps”) that effectively converted $250 million notional amount of debt from a fixed interest rate to a floating interest rate based on a six-month average of LIBOR plus the applicable spread. The interest rate swaps qualify for the short-cut method of accounting for a fair value hedge under SFAS No. 133. The amount to be paid or received under the interest rate swap agreements is recorded as a component of net interest expense. The in-the-money fair value of the interest swaps totaled $4.2 million and $3.1 million at March 30, 2003 and December 29, 2002, respectively, and is classified in other long-term assets, with an off-setting increase in the fair value of debt hedged reflected in the applicable debt balance. As of March 30, 2003, the Corporation had interest rate swap agreements totaling a notional amount of $250 million with one-third maturing in each of the years 2006, 2008 and 2009. Net interest expense for the quarter ended March 30, 2003 reflects a $1.5 million benefit associated with these interest rate swap agreements.

7.	Debt

      The Corporation’s long-term debt at March 30, 2003 and December 29, 2002 was:

	March 30,	December 29,
	2003	2002

	(In thousands)
Notes payable (See Note 6 regarding interest rate swap agreements)	$548,674	$607,660
Non-U.S. borrowings	6,007	5,831
Industrial revenue bonds	7,055	7,055
Other, including capital leases	2,991	4,562

Long-term debt (including current maturities)	564,727	625,108
Less current portion	128,847	65,126

Long-term debt	$435,880	$559,982

8.     Restructuring

      Late in 2001, the Corporation began planning and implementing comprehensive initiatives to streamline production, improve productivity and reduce costs at its United States, European, and Mexican electrical products manufacturing facilities.

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) — (Continued)

      The manufacturing initiatives had three major components:

•	Revising manufacturing processes to improve equipment and labor productivity;

•	Consolidating manufacturing capacity; and

•	Investing in tooling and training to achieve superior levels of productivity.

      The total cost of the program was approximately $91 million including $7 million of capital expenditures. As indicated below, the Corporation recorded $12.3 million in the first quarter 2002. The balance of the pre-tax charges was recorded over the remainder of 2002. The components of the pre-tax charges related to this program for the quarter ended March 31, 2002 are as follows:

Quarter Ended
March 31,
2002

(In thousands)
Certain costs excluded from Electrical segment earnings:
Provision — restructured operations	$1,265

Total excluded from Electrical segment earnings	1,265

Certain costs reflected in Electrical segment earnings:
Cost of sales	11,024

Total reflected in Electrical segment earnings	11,024

Total manufacturing plan costs	$12,289

      The following table summarizes the restructuring accruals and activity since inception:

				Quarter Ended
	Original	Year 2002		March 30,	Balance at
	2001	Provision	Year 2002	2003	March 30,
	Provision	(Recovery)	Payments	Payments	2003

	(In thousands)
Severance and employee-related costs	$4,856	$1,658	$(5,434)	$(88)	$992
Idle facilities	4,561	(395)	(1,131)	(288)	2,747
Purchase order commitments	—	1,055	(1,055)	—	—
Other facilities exit costs	2,249	(662)	(952)	(21)	614

	$11,666	$1,656	$(8,572)	$(397)	$4,353

      A substantial portion of the remaining severance accrual relates to a facility in Alabama scheduled to be closed in 2003. The remaining accrual for idle facilities reflects future maintenance costs on facilities closed as a result of the manufacturing restructuring program.

9.	Assets Held for Sale

      Approximately $41 million of held for sale assets associated with certain product lines in the Communications segment were reclassified in the accompanying balance sheet as assets held and used as of March 30, 2003. This reflects the Corporation’s decision during the second quarter 2003 to no longer actively pursue a sale of those assets. The net effect of this reclassification resulted in an increase of approximately $28 million in property, plant and equipment and an increase of approximately $13 million in inventories. The previous cessation of depreciation on these assets had a positive impact on the

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) — (Continued)

Corporation’s results of operations during the quarters ended March 30, 2003 and March 31, 2002 of $1.8 million and $1.9 million, respectively. No reinstatement of previous depreciation is required for these assets and the Corporation will begin prospective depreciation during in the second quarter 2003.

10.	Segment Disclosures

      The Corporation has four reportable segments: Electrical, Steel Structures, Communications and HVAC. The Electrical segment designs, manufactures and markets thousands of different electrical connectors, components and other products for electrical applications. The Steel Structures segment designs, manufactures and markets tubular steel transmission and distribution poles and lattice steel transmission towers for North American power and telecommunications companies. The Communications segment designs, manufactures and markets components, subsystems and accessories used to construct, maintain and repair cable television (CATV) and telecommunications networks. The HVAC segment designs, manufactures and markets heating and ventilation products for commercial and industrial buildings.

      The Corporation’s reportable segments are based on a combination of product lines and channels to market, and represent the primary mode used to assess allocation of resources and performance. Management evaluates each segment’s profit or loss performance based on earnings before interest and taxes; gains and losses on sales of receivables; foreign exchange gains and losses; impairments; restructuring; and certain other charges. The Corporation has no material inter-segment sales.

	Quarter Ended

	March 30,	March 31,
	2003	2002

	(In thousands)
Net sales:
Electrical	$241,038	$256,526
Steel Structures	21,965	35,125
Communications	22,267	29,337
HVAC	26,212	21,063

Total net sales	$311,482	$342,051

Segment earnings (loss):
Electrical	$8,000	$2,677
Steel Structures	827	3,908
Communications	2,690	4,087
HVAC	1,481	1,213

Total reportable segment earnings	12,998	11,885
Provision — restructured operations	—	(1,265)
Interest expense — net	(8,280)	(10,899)
Other (expense) income — net	(603)	(759)

Earnings (loss) before income taxes	$4,115	$(1,038)

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) — (Continued)

11.	Contingencies

Legal Proceedings

SEC Investigation

      Soon after issuing the August 21, 2000 press release announcing substantial charges in the second fiscal quarter of 2000, the Corporation received an informal request for information regarding the basis of the charges from the Staff of the Securities and Exchange Commission (the “Commission”) Enforcement Division. In response, the Corporation collected and produced the bulk of the documents requested and various former and current employees were interviewed telephonically by the Commission’s staff.

      On January 4, 2001, the Commission issued a Formal Order of Investigation and subsequently required the production of additional documents, conducted interviews and took the testimony of current and former employees.

      On April 1, 2003, the Corporation announced that a settlement had been reached with the Commission. In the settlement, the Corporation consented, without admitting or denying the Commission’s allegations, to the entry of a Final Judgment of Permanent Injunction and Other Relief that permanently enjoins the Corporation from violating certain provisions of the federal securities laws requiring the filing of accurate periodic reports with the Commission, the maintenance of proper books and records, and the implementation of adequate internal accounting and control procedures. The Commission did not allege fraud charges or assess a monetary penalty against the Corporation.

Kaiser Litigation

      By July 5, 2002, Kaiser Aluminum, its property insurers, 28 Kaiser injured workers, nearby businesses and 18,000 residents near the Kaiser facility in Louisiana, filed product liability and business interruption cases against the Corporation and six other defendants in Louisiana state court seeking damages in excess of $550 million. These cases alleged that a Thomas & Betts cable tie mounting base failed thereby allowing bundled cables to come in contact with an energized bus bar. This alleged electrical fault supposedly initiated a series of events culminating in an explosion, which leveled 600 acres of the Kaiser facility.

      A seven-week trial in the fall of 2001 resulted in a jury verdict in favor of the Corporation. However, 13 months later, the trial court overturned that verdict in granting plaintiffs’ judgment notwithstanding the verdict motions. On December 17, 2002, the trial court judge found the Thomas & Betts’ product, an adhesive backed mounting base, to be unreasonably dangerous and therefore assigned 25% fault to T&B. The judge set the damages for an injured worker at $20 million and the damages for Kaiser at $335 million. The Corporation’s 25% allocation is $88.8 million, plus legal interest. The Corporation has appealed this ruling. Management believes there are meritorious defenses to the claim and intends to contest the litigation vigorously.

      The appeal required a bond in the amount of $104 million (the judgment plus legal interest). Plaintiffs successfully moved the trial court to increase the bond to $156 million. The Corporation’s liability insurers have secured the $156 million bond.

      The Corporation has insurance coverage for this claim. If the judgment of $88.8 million is upheld, that amount would be within insurance policy limits. Under Louisiana law, legal interest on any judgment remains the responsibility of the Corporation’s liability insurers and those amounts do not impact available insurance limits. Management does not expect this claim to have a material impact on the Corporation’s results of operations or financial condition.

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) — (Continued)

Other Legal Matters

      The Corporation is also involved in legal proceedings and litigation arising in the ordinary course of business. In those cases where the Corporation is the defendant, plaintiffs may seek to recover large and sometimes unspecified amounts, or other types of relief and some matters may remain unresolved for several years. Such matters may be subject to many uncertainties and outcomes are not predictable with assurance. The Corporation has provided for losses to the extent probable and estimable; however, additional losses, even though not anticipated, could be material with respect to the Corporation’s financial position, results of operations or liquidity in any given period.